# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# Form 10-K

**FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**



11006889


(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the year ended December 31, 2010**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**



**Commission File Number: 000-50651**

# SANTARUS, INC.

*(Exact name of registrant as specified in its charter)*

| **Delaware** | **33-0734433** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **3721 Valley Centre Drive, Suite 400 San Diego, California** | **92130** |
| *(Address of Principal Executive Offices)* | *(Zip Code)* |

**(858) 314-5700**

*(Registrant's telephone number, including area code)*

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class: | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, par value $0.0001 per share | Nasdaq Global Market |
| Series A Junior Participating Preferred Stock Purchase Rights | Nasdaq Global Market |

**Securities registered pursuant to Section 12(g) of the Act:**

**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2010, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $111.5 million, based on the closing price of the registrant's common stock on the Nasdaq Global Market on June 30, 2010 of $2.48 per share.*

The number of outstanding shares of the registrant's common stock, par value $0.0001 per share, as of February 15, 2011 was 60,219,293.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after registrant's fiscal year end December 31, 2010 are incorporated by reference into Part III of this report.

* Excludes the common stock held by executive officers, directors and stockholders whose ownership exceeded 10% of the registrant's common stock outstanding at June 30, 2010. This calculation does not reflect a determination that such persons are affiliates for any other purposes.

SANTARUS, INC.

FORM 10-K — ANNUAL REPORT
For the Year Ended December 31, 2010

Table of Contents

(This page intentionally left blank)






**During 2010 we took a number of positive steps to position Santarus** for future growth by expanding our commercial and development portfolio with novel prescription pharmaceutical products for specialty markets. As a company we are focused on generating sustained revenue growth from our two promoted products in the large diabetes market and the future launches of our late-stage development products.

13

12

11

+10


PIPELINE

SANTARUS ANNUAL REPORT
www.santarus.com/AR2010

## LETTER TO STOCKHOLDERS

Last November we commercially launched CYCLOSET®, the first and only centrally acting dopamine agonist oral antidiabetic for use as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes. The promotional messages for CYCLOSET and GLUMETZA® are synergistic, with good overlap in called-on physicians.

To Our Stockholders:

During 2010 we took a number of positive steps to position Santarus for future growth by expanding our commercial and development portfolio with novel prescription pharmaceutical products for specialty markets. As a company we are focused on generating sustained revenue growth from our two promoted products in the large diabetes market and the future launches of our late-stage development products. It is also our intent to return the company to profitability through a combination of revenue growth and focus on expense management.

In November 2010, we launched CYCLOSET® (bromocriptine mesylate) tablets for the treatment of adult patients with type 2 diabetes. CYCLOSET is an excellent strategic fit with GLUMETZA® (metformin HCl extended release tablets), which we also promote for the treatment of adult patients with type 2 diabetes. We believe that GLUMETZA and CYCLOSET have a combined peak sales opportunity of $300 million to $400 million in the U.S.

We have two late-stage development products, both with positive Phase III clinical results. Late last year we announced positive top-line results from two Phase III clinical studies with budesonide MMX® for the treatment of active ulcerative colitis. In September we added a novel biologic drug candidate, RHUCIN® (recombinant human C1 inhibitor) that has demonstrated positive results in two placebo-controlled studies for the treatment of acute attacks of angioedema in patients with Hereditary Angioedema (HAE), with an additional confirmatory Phase IIIb clinical study ongoing.


CYCLOSET

We also have two additional development products. Last June we began enrollment in a Phase III clinical study with rifamycin SV MMX® to evaluate its efficacy and safety for the treatment of patients with travelers' diarrhea. Additionally, we have added to our development pipeline an early-stage anti-VLA-1 antibody (SAN-300), with a novel mechanism of action, which is in Phase I clinical testing.

Looking at our financial performance, total revenues for 2010 exceeded $125 million. Our net loss of $18.5 million included approximately $7 million in one-time restructuring charges, a $15 million upfront fee paid for North American rights to RHUCIN and more than $5 million in success-based milestones. We finished the year with approximately $61 million in cash, cash equivalents and short-term investments as of December 31, 2010.

### Commercial Products

We are promoting CYCLOSET and GLUMETZA in the U.S., each as an adjunct to diet and exercise to improve glycemic control in adult patients with type 2 diabetes.


VIEW OUR ONLINE INTERACTIVE REPORT AT WWW.SANTARUS.COM/AR2010

In 2010 our promotion revenue from GLUMETZA totaled $31.4 million, increasing 33% over 2009.

Our 110 sales representatives call on endocrinologists and other physicians who treat a large number of diabetic patients, representing about one-quarter of the market for branded non-insulin diabetic products. Our sales representatives are gaining increased time with physicians to discuss both of these drugs.

The treatment of diabetes represents a large market. According to the Centers for Disease Control and Prevention (CDC), approximately 26 million people in the U.S. have diabetes, and according to the National Institutes of Health (NIH) upwards of 90 percent of all diagnosed cases are patients with type 2 diabetes.

### GLUMETZA

GLUMETZA is a once-daily, extended-release formulation of metformin that incorporates patented drug-delivery technology and is available in 500 mg and 1000 mg tablets. Our commercial organization has been promoting this product since October 2008.

In June 2010, a manufacturing issue resulted in a temporary voluntary recall of GLUMETZA 500 mg tablets from wholesalers. During the supply interruption, our commercial group was successful in converting many prescriptions to the 1000 mg dose, however the 500 mg dose plays an important role in starting therapy for new patients. We resumed promotion of the 500 mg dose early this year.



Glumetza®
(metformin hydrochloride extended-release tablets)
1000 mg
Glume
500 mg


We are pleased to report that the GLUMETZA brand has regained a leading position in the branded metformin market.

### CYCLOSET

Our commercial organization began promoting CYCLOSET tablets in November 2010. CYCLOSET is a novel formulation of bromocriptine mesylate, a dopamine receptor agonist that is believed to act centrally to improve insulin sensitivity. It can be used as a mono-therapy and in combination with other oral antidiabetic products. Clinical trials have shown CYCLOSET's efficacy in glycemic control and, importantly, its safety profile, especially with regard to cardiovascular safety.

Awareness of CYCLOSET prior to launch was very low. We have focused on physician education through peer-to-peer speaker programs and sales representative interactions. We have also improved brand awareness of CYCLOSET through medical journal advertising, direct mail and email awareness campaigns. Our core marketing messages for CYCLOSET focus on its unique formulation,

**Total revenues were $125.4 million in 2010, compared with $172.5 million in 2009. Total revenues in 2010 were negatively impacted by the mid-year launch of generic forms of ZEGERID Capsules and the recall and supply interruption of GLUMETZA 500 mg. Total revenues in 2009 were positively impacted by the receipt of a $20 million milestone for the approval of ZEGERID OTC®.**


($ in Millions)
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
06 07 08 09 10
Total Revenues
Royalty and other license revenue
Promotion revenue
Product sales, net

clinical data showing its impact on glycemic control, and its cardiovascular and overall safety profile. Although still early in the launch, we are encouraged by initial physician feedback, and we expect our educational efforts will have a positive impact in the second half of this year.

## ZEGERID

Following the entry of generic competition for ZEGERID® (omeprazole/sodium bicarbonate) Capsules in June 2010, we launched an authorized generic capsule product through a partner and made the difficult decision to discontinue promotion of ZEGERID and restructure and align our operations for effective promotion of GLUMETZA. We have filed an appeal of the ZEGERID lower count ruling and expect a decision from the appellate court in the second half of 2011.

## Development Products

We have two late-stage development products (budesonide MMX and RHUCIN) with positive Phase III clinical data. We also have development products (rifamycin SV MMX and SAN-300) in earlier stages of clinical testing. In addition, our development products may have potential for investigation in multiple indications.

## Budesonide MMX

Budesonide MMX is a non-systemic corticosteroid in a novel oral tablet formulation using proprietary multi-matrix colonic delivery technology. We are developing the drug in the U.S. for use in treating active ulcerative colitis, an inflammatory bowel disease (IBD).

According to the Crohn's & Colitis Foundation of America, IBD affects an estimated 1.4 million Americans. Ulcerative colitis and Crohn's disease are the two main forms of IBD. Treatment of ulcerative colitis is aimed at inducing and maintaining remission of inflammation and its symptoms, with the current first-line pharmaceutical therapy being oral 5-aminosalicylic acid (5-ASA) drugs. However, many patients taking 5-ASA drugs continue to experience intermittent flares of inflammation, and reportedly more than 80 percent of ulcerative colitis patients experience at least one flare per year. Systemic corticosteroids are often used as a second-line treatment; however, treatment with these drugs is limited to short-term use due to side effects.

Late last year we announced positive top-line results from two international, multicenter, placebo-controlled, double-blinded Phase III clinical studies. These studies indicated that 9 mg of budesonide MMX was statistically superior to





placebo for the induction of remission of mild or moderate active ulcerative colitis. We are on track to complete an extended use study with budesonide MMX 6 mg this May.

If approved by the U.S. Food & Drug Administration (FDA), budesonide MMX will be the only single-pill once-daily product for induction of remission of ulcerative colitis, and we believe will provide an attractive option for the treatment of patients with mild-to-moderate active ulcerative colitis. Our future commercialization plans include the addition of approximately 80 sales representatives to promote budesonide MMX to gastroenterologists. We estimate the peak annual sales opportunity for budesonide MMX at approximately $300 million.

**We reported a net loss of $18.5 million for 2010, which included approximately $20.4 million in costs associated with the addition of new products ($15 million) and success-based milestones ($5.4 million), and $7.1 million in restructuring charges. We ended the year with $60.8 million in cash, cash equivalents and short-term investments.**

## RHUCIN

We added RHUCIN, an investigational drug for the treatment of acute attacks of angioedema in patients with HAE to our pipeline in September 2010. RHUCIN, which is a recombinant version of the human protein C1 inhibitor, is produced using proprietary transgenic technology and was granted orphan drug designation by the FDA for the treatment of acute attacks of HAE.

HAE is a genetic disorder resulting in unpredictable and debilitating episodes of intense swelling of the extremities, face, trunk, genitals, abdomen and upper airway. The frequency and severity of HAE attacks vary and are most life-threatening when they involve laryngeal edema, which can constrict the upper airway and cause death by asphyxiation. According to the U.S. Hereditary Angioedema Association, epidemiological estimates for HAE range from one in 10,000 to one in 50,000 individuals.


($ in Millions)
$40
$20
$0
-$20
-$40
-$60
-$80
06 07 08 09 10
Net Income (Loss)

An international, multicenter, randomized, placebo-controlled Phase IIIb clinical study was initiated in February 2011 to investigate RHUCIN 50 U/kg for the treatment of acute attacks of angioedema in patients with HAE. Assuming successful completion of the Phase IIIb clinical study, a Biologics License Application will be submitted to the FDA seeking approval to promote RHUCIN in the U.S. at the 50 U/kg dosage strength.

With successful clinical development and regulatory approval, we expect to promote RHUCIN through a small specialty sales force to the approximately 1,000 immunologists and allergy specialists in the U.S. who treat patients with HAE. Our estimate of RHUCIN's peak annual sales in the U.S. HAE market is $200 million.

### Rifamycin SV MMX

Rifamycin SV MMX is a broad-spectrum antibiotic with negligible systemic absorption in a novel oral tablet formulation that utilizes multi-matrix colonic delivery technology and is being developed for the treatment of patients with travelers' diarrhea and potentially for other intestinal diseases that have a bacterial component.

Infections of the intestine are generally caused by bacteria, viruses or parasites. According to the CDC, each year between 20 percent and 50 percent of international travelers – an estimated 10 million people – develop diarrhea, with approximately 80 percent of the cases caused by bacteria. We are also considering other indications for rifamycin SV MMX where colonic delivery may provide a benefit, such as in hepatic encephalopathy or pouchitis.

We are currently investigating rifamycin SV MMX in an international, multicenter Phase III clinical study to assess its efficacy and safety versus placebo in the treatment of patients with travelers' diarrhea. We expect this study to be completed in the first half of 2012.

### SAN-300 (anti-VLA-1 antibody)

SAN-300 is a monoclonal antibody that we believe may offer a novel approach to the treatment of inflammatory and autoimmune diseases. In March 2011 we began a placebo-controlled, single-dose, dose-escalation Phase I clinical study with SAN-300. Assuming positive results, we expect to assess this drug candidate in a Phase II study as a treatment for patients with rheumatoid arthritis. According to the NIH an estimated 1.3 million adults in the U.S. have rheumatoid arthritis.

We believe that SAN-300 may have potential applicability in multiple diseases in addition to rheumatoid arthritis, including inflammatory bowel disease, psoriasis and organ transplantation.

### Additional Strategic Alliances

To leverage our proton pump inhibitor technology and further diversify our sources of revenue, we have entered into strategic alliances with pharmaceutical companies that have capabilities in markets we do not address. These include an exclusive license agreement with Schering-Plough HealthCare Products, Inc., the consumer healthcare subsidiary of Merck & Co., Inc., for ZEGERID brand over-the-counter (OTC) products in the U.S. ZEGERID OTC® capsules were introduced in April 2010. We also have an exclusive license agreement with GlaxoSmithKline





# Products and Pipeline

| SANTARUS PRODUCTS & PIPELINE | Ph I | Ph II | Ph III | NDA | Marketed |
|---|---|---|---|---|---|
| Product* / Product Candidate | | | | | |
| GLUMETZA® | | | | | |
| CYCLOSET® | | | | | |
| ZEGERID® | | | | | |
| Budesonide MMX® | | | | | |
| RHUCIN® (HAE) | | | | | |
| Rifamycin SV MMX® | | | | | |
| Recombinant Human C1 Inhibitor (Transplantation) | | | | | |
| SAN-300 | | | | | |

*Zegerid® is a non-promoted prescription product that continues to generate revenue. In addition, Zegerid OTC® is promoted by Schering-Plough Healthcare Products. GlaxoSmithKline and Norgine have rights to Zegerid in certain territories outside the U.S.

***Full Prescribing and Safety Information***

*Full prescribing and safety information for GLUMETZA®, including a Black Box warning, is available at www.Glumetzaxr.com. Full prescribing and safety information for CYCLOSET® is available at www.Cycloset.com. Full prescribing and safety information for ZEGERID® is available at www.Zegerid.com.*









(GSK) to commercialize prescription and OTC immediate-release omeprazole products in up to 114 countries outside the U.S. GSK has made regulatory filings in Mexico, Brazil and certain countries in Africa, Asia and Latin America. We also have an agreement with European specialty pharmaceutical company Norgine B.V. to develop and market ZEGERID in the European Union.

**Looking Forward**

In closing, we believe we are well positioned now and in the coming years to grow revenues with our two differentiated commercial drugs for the treatment of type 2 diabetes and our diverse pipeline with a variety of late-stage and earlier-stage development products for specialty markets. We are working to advance our development pipeline to commercialization and will consider further expanding our portfolio with products that complement our existing opportunities and offer attractive commercial potential. We plan to continue to manage our resources carefully as we focus on profitability and enhancing shareholder value.

Sincerely,



Gerald T. Proehl
President and
Chief Executive Officer



David F. Hale
Chairman of the Board

April 14, 2011



# Commercial products and a robust product development pipeline.



**CLINICAL RESEARCH AND MEDICAL AFFAIRS.**

*Selected members of our clinical research and medical affairs team, from left to right:*

*William Bleker, M.D., Director of Medical Affairs; Michael Huang, M.D., Medical Director, Clinical Research; David Kriesel, PharmD, Senior Director, Scientific Affairs; Philip Yeung, PharmD, Senior Manager, Medical Affairs.*

## Two Differentiated Commercial Products for Type 2 Diabetes

**GLUMETZA**® and **CYCLOSET**® are each promoted by Santarus as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes.


NDC 68012-258-20
CYCLOSET
bromocriptine mesylate tablets
0.8 mg
200 Tablets
Rx only




NDC 13913-002-13
Glumetza™
(metformin hydrochloride extended-release tablets)
500 mg
ONCE DAILY
100 tablets
Depomed







**WE ARE FOCUSED ON ADVANCING OUR DEVELOPMENT PIPELINE** to commercialization, maximizing the value of our overall portfolio by pursuing new formulations or indications, and will consider further expanding our portfolio with products that complement our existing opportunities and offer attractive commercial potential. We plan to continue to manage our resources carefully as we focus on profitability and enhancing shareholder value.


EXECUTIVE MANAGEMENT

*From left to right: Michael Step; David Ballard, M.D.; Carey Fox; William Denby; Maria Bedoya-Toro, Ph.D.; Gerald Proehl; Debra Crawford; Mark Totoritis, M.D.; Julie DeMeules; and Warren Hall.*

### 2010 LEADERSHIP AWARD RECIPIENTS

Recipients of the Santarus Leadership Award are individuals who consistently demonstrate outstanding leadership while obtaining exceptional results. These individuals exemplify the culture and core values of Santarus. Our core values include teamwork, ownership, productivity, integrity and quality.



*From left to right: Theresa Gautille, Director, Clinical Operations; Josh Seno, Director, Market Research & Forecasting; Teri Chuppe, Vice President, Corporate Controller; Patricia Klassen, Assistant General Counsel; Priscilla Espiritu, Senior Sales & Marketing Operations Associate; and Jennifer Suski, Director, Marketing.*


PROGRESS

## SELECTED FINANCIAL DATA

| Statement of Operations Data: (in thousands, except per share amounts) | 2010 | 2009 | Years Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Revenues: | | | | | |
| Product sales, net | $ 90,170 | $119,242 | $101,220 | $ 79,403 | $ 45,980 |
| Promotion revenue | 31,365 | 23,631 | 9,837 | 1,803 | — |
| Royalty revenue | 3,571 | — | — | — | — |
| Other license revenue | 245 | 29,620 | 19,144 | 13,222 | 3,263 |
| Total revenues | 125,351 | 172,493 | 130,201 | 94,428 | 49,243 |
| Costs and expenses: | | | | | |
| Cost of product sales | 7,715 | 8,294 | 7,345 | 7,301 | 4,927 |
| License fees and royalties | 28,576 | 7,976 | 22,257 | 11,117 | 6,437 |
| Research and development | 17,431 | 16,244 | 11,760 | 6,849 | 7,572 |
| Selling, general and administrative | 82,581 | 105,838 | 108,012 | 116,503 | 89,828 |
| Restructuring charges | 7,082 | — | — | — | — |
| Total costs and expenses | 143,385 | 138,352 | 149,374 | 141,770 | 108,764 |
| Income (loss) from operations | (18,034) | 34,141 | (19,173) | (47,342) | (59,521) |
| Other income (expense): | | | | | |
| Interest income | 80 | 194 | 1,285 | 3,088 | 3,069 |
| Interest expense | (461) | (460) | (95) | (11) | (14) |
| Total other income (expense) | (381) | (266) | 1,190 | 3,077 | 3,055 |
| Income (loss) before income taxes | (18,415) | 33,875 | (17,983) | (44,265) | (56,466) |
| Income tax expense | 59 | 1,760 | 534 | — | — |
| Net income (loss) | $ (18,474) | $ 32,115 | $ (18,517) | $ (44,265) | $ (56,466) |
| Net income (loss) per share: | | | | | |
| Basic | $ (0.31) | $ 0.55 | $ (0.36) | $ (0.87) | $ (1.19) |
| Diluted | $ (0.31) | $ 0.54 | $ (0.36) | $ (0.87) | $ (1.19) |
| Weighted average shares outstanding used to calculate net income (loss) per share: | | | | | |
| Basic | 58,734 | 57,995 | 51,835 | 51,061 | 47,355 |
| Diluted | 58,734 | 59,674 | 51,835 | 51,061 | 47,355 |

| Balance Sheet Data: (in thousands) | 2010 | 2009 | As of December 31, 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Cash, cash equivalents and short-term investments | $ 60,797 | $ 93,944 | $ 52,037 | $ 64,678 | $ 75,534 |
| Working capital | 34,142 | 47,563 | 3,734 | 25,582 | 59,010 |
| Total assets | 96,037 | 131,361 | 92,484 | 85,344 | 93,628 |
| Deferred revenue, less current portion | 2,635 | 2,678 | 2,436 | 12,722 | 15,444 |
| Long-term debt | 10,000 | 10,000 | 10,000 | — | — |
| Other long-term liabilities | 2,497 | — | — | — | — |
| Total stockholders' equity | 37,983 | 46,916 | 9,323 | 15,348 | 46,305 |

*The selected statement of operations data for the years ended December 31, 2007 and 2006, and the selected balance sheet data as of December 31, 2008, 2007 and 2006, are derived from our audited financial statements not included in our Form 10-K for the year ended December 31, 2010. The selected statement of operations data for the years ended December 31, 2010, 2009 and 2008 and the selected balance sheet data as of December 31, 2010 and 2009, are derived from the audited consolidated financial statements for such years and as of such dates, which are included in our Form 10-K for the year ended December 31, 2010. You should read these selected financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included in our Form 10-K for the year ended December 31, 2010, which is available upon request from Santarus or at www.sec.gov.*





## CORPORATE INFORMATION

### Board of Directors

**David F. Hale**
Chairman of the Board

**Gerald T. Proehl**
President and Chief Executive Officer
Santarus, Inc.

**Daniel D. Burgess**
President and Chief Executive Officer
Mpex Pharmaceuticals, Inc.

**Michael G. Carter,**
M.B., Ch.B., F.R.C.P. (U.K.)
Former International Medical
and Marketing Director
Zeneca, PLC

**Michael E. Herman**
President, Herman Family
Trading Company
Former President, Kansas City Royals
Baseball Club and the Ewing Marion
Kauffman Foundation

**Ted W. Love, M.D.**
Executive Vice President and
Head of Research & Development
Onyx Pharmaceuticals, Inc.

**Kent Snyder**
Chief Executive Officer and
Chairman of the Board
Senomyx, Inc.

### Corporate Officers

**Gerald T. Proehl**
President and Chief Executive Officer

**E. David Ballard II, M.D.**
Senior Vice President, Medical Affairs
and Pharmacovigilance

**Maria Bedoya-Toro, Ph.D.**
Senior Vice President, Regulatory Affairs
and Quality Assurance

**Mark C. Totoritis, M.D.**
Senior Vice President, Clinical Research

**Debra P. Crawford**
Senior Vice President,
Chief Financial Officer,
Treasurer and Secretary

**Julie A. DeMeules**
Senior Vice President,
Human Resources

**William C. Denby III**
Senior Vice President,
Commercial Operations

**Carey J. Fox, J.D.**
Senior Vice President,
General Counsel

**Warren E. Hall**
Senior Vice President, Manufacturing
and Product Development

**Michael D. Step**
Senior Vice President,
Corporate Development

### General Information

**Corporate Headquarters**
Santarus, Inc.
3721 Valley Centre Drive
Suite 400
San Diego, CA 92130

**Independent Registered Public Accounting Firm**
Ernst & Young LLP

**Transfer Agent**
American Stock Transfer
and Trust Company

**SEC Form 10-K**
A copy of our annual report
on Form 10-K is available,
without charge, upon
written request to:

Investor Relations
Santarus, Inc.
3721 Valley Centre Drive, Suite 400
San Diego, CA 92130
Phone: (858) 314-5700
Fax: (858) 314-5701
E-mail: contact@santarus.com

**Annual Meeting**
The annual meeting of stockholders
of Santarus, Inc. will be held at
1:00 p.m. on June 15, 2011 at the
Doubletree Del Mar Hotel
11915 El Camino Real
San Diego, CA 92130.
All stockholders are cordially
invited to attend.

**Market Information**
Our common stock trades on
the Nasdaq Global Select Market
under the symbol "SNTS."

Designed and produced by Liquid annual reports, San Diego, California. www.liquidannualreports.com

**Safe Harbor Statement**

Any statements in this report and the information incorporated herein by reference about our expectations, beliefs, plans, objectives, assumptions or future events or performance that are not historical facts are forward-looking statements. You can identify these forward-looking statements by the use of words or phrases such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," or "would." Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation: our ability to generate revenues from Glumetza® (metformin hydrochloride extended release tablets) and Cycloset® (bromocriptine mesylate) tablets, our currently promoted commercial products; our ability to ensure continued supply of our commercial products; our ability to successfully advance the development of, obtain regulatory approval for and ultimately commercialize, our development-stage products — budesonide MMX® , Rhucin® (recombinant human C1 inhibitor), rifamycin SV MMX®, and SAN-300 (anti-VLA-1 antibody); our ability to maintain patent protection for our products, including the difficulty in predicting the timing and outcome of the Glumetza, Zegerid® and Zegerid OTC® patent litigation; our ability to achieve continued progress under our strategic alliances, including our over-the-counter license agreement with Schering-Plough HealthCare Products, Inc., a subsidiary of Merck & Co., Inc., our license agreement with Glaxo Group Limited, an affiliate of GlaxoSmithKline plc, and our license agreement with Norgine B.V., and the potential for early termination of, or reduced payments under, these agreements; the impact on our business of significant change, and the risk that we may not be successful in integrating our new marketed and development-stage products into our existing operations or in realizing the planned results from our corporate restructuring or our expanded product portfolio and pipeline; our ability to continue to generate revenues from our branded and authorized generic Zegerid (omeprazole/sodium bicarbonate) prescription products and the impact on our business and financial condition of the ongoing generic competition for our Zegerid products; adverse side effects or inadequate therapeutic efficacy of our products or products we promote that could result in product recalls, market withdrawals or product liability claims; competition from other pharmaceutical or biotechnology companies and evolving market dynamics; our ability to further diversify our sources of revenue and product portfolio; other difficulties or delays relating to the development, testing, manufacturing and marketing of, and obtaining and maintaining regulatory approvals for, our and our strategic partners' products; fluctuations in quarterly and annual results; our ability to obtain additional financing as needed to support our operations or future product acquisitions; the impact of healthcare reform legislation and the recent turmoil in the financial markets; and other risks detailed in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the fiscal year ended December 31, 2010. This report is being delivered together with our Form 10-K, which represents our complete 2010 annual report. You should read this report together with the Form 10-K, which includes additional information on our business and financial condition.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

*Santarus®, ZEGERID® and ZEGERID OTC® are trademarks of Santarus, Inc. GLUMETZA® is a trademark of Biovail Laboratories International S.r.l. licensed exclusively in the United States to Depomed, Inc. CYCLOSET® is a trademark of VeroScience LLC. MMX® is a trademark of Cosmo Technologies Limited. RHUCIN® is a trademark of Pharming Group NV.*

Scan QR code with your mobile device to view the Santarus, Inc. website.




SANTARUS, INC.

3721 Valley Centre Drive, Suite 400, San Diego, California 92130
Tel: (858) 314-5700 Fax: (858) 314-5701, www.santarus.com

## PART I

### Forward-Looking Statements

Any statements in this report and the information incorporated herein by reference about our expectations, beliefs, plans, objectives, assumptions or future events or performance that are not historical facts are forward-looking statements. You can identify these forward-looking statements by the use of words or phrases such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," or "would." Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation: our ability to generate revenues from Glumetza® (metformin hydrochloride extended release tablets) and Cycloset® (bromocriptine mesylate) tablets, our currently promoted commercial products; our ability to ensure continued supply of our commercial products; our ability to successfully advance the development of, obtain regulatory approval for and ultimately commercialize, our development-stage products - budesonide MMX®, Rhucin® (recombinant human C1 inhibitor), rifamycin SV MMX, and SAN-300 (anti-VLA-1 antibody); our ability to maintain patent protection for our products, including the difficulty in predicting the timing and outcome of the Glumetza, Zegerid® and Zegerid OTC® patent litigation; our ability to achieve continued progress under our strategic alliances, including our over-the-counter license agreement with Schering-Plough HealthCare Products, Inc., a subsidiary of Merck & Co., Inc., our license agreement with Glaxo Group Limited, an affiliate of GlaxoSmithKline plc, and our license agreement with Norgine B.V., and the potential for early termination of, or reduced payments under, these agreements; the impact on our business of significant change, and the risk that we may not be successful in integrating our new marketed and development-stage products into our existing operations or in realizing the planned results from our corporate restructuring or our expanded product portfolio and pipeline; our ability to continue to generate revenues from our branded and authorized generic Zegerid (omeprazole/sodium bicarbonate) prescription products and the impact on our business and financial condition of the ongoing generic competition for our Zegerid products; adverse side effects or inadequate therapeutic efficacy of our products or products we promote that could result in product recalls, market withdrawals or product liability claims; competition from other pharmaceutical or biotechnology companies and evolving market dynamics; our ability to further diversify our sources of revenue and product portfolio; other difficulties or delays relating to the development, testing, manufacturing and marketing of, and obtaining and maintaining regulatory approvals for, our and our strategic partners' products; fluctuations in quarterly and annual results; our ability to obtain additional financing as needed to support our operations or future product acquisitions; the impact of healthcare reform legislation and the recent turmoil in the financial markets; and other risks detailed below under Part I — Item 1A — Risk Factors.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

### Corporate Information

We were incorporated in California in December 1996 and reincorporated in Delaware in July 2002. Our principal executive offices are located at 3721 Valley Centre Drive, Suite 400, San Diego, California 92130 and our telephone number is (858) 314-5700. Our web site address is www.santarus.com. The information contained in, or that can be accessed through, our web site is not part of this report. Unless the context requires otherwise, in this report the terms "Santarus," "we," "us" and "our" refer to Santarus, Inc., a Delaware corporation.

We have received U.S. and European Union, or EU, trademark registration for our corporate name, Santarus®. We also have received trademark registration in the U.S., EU, Canada and Japan for our brand name, Zegerid®. We have applied for trademark registration for various other names and logos. We have licensed to Schering-Plough HealthCare Products, Inc., a subsidiary of Merck & Co., Inc., the right to use various Zegerid related trademarks, including Zegerid OTC®, in connection with their licensed over-the-counter products. We have licensed from Depomed, Inc. the right to use the Glumetza® registered trademark in the U.S. in connection with our promotion of Glumetza. We have licensed from S2 Therapeutics, Inc. and VeroScience, LLC the right to use the Cycloset® registered trademark in the U.S. in connection with our promotion of Cycloset. We have licensed from Cosmo Technologies Limited the right to use the MMX® and MMX Multi-Matrix System® registered trademarks in the

U.S. in connection with our development and commercialization of the budesonide MMX and rifamycin SV MMX development products. We have licensed from Pharming Group NV the right to use the Rhucin® registered trademark in the U.S., Canada and Mexico in connection with our commercialization of the Rhucin development-stage product. All other trademarks, service marks or trade names appearing in this report are the property of their respective owners. Use or display by us of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

## Item 1. Business

We are a specialty biopharmaceutical company focused on acquiring, developing and commercializing proprietary products that address the needs of patients treated by physician specialists. The following table provides an overview of our product portfolio:

| Santarus Product Portfolio | |
|---|---|
| **Marketed and Approved Products** | |
| Glumetza® (metformin hydrochloride extended release tablets)<br>(Rx – U.S.) | Marketed as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes |
| Cycloset® (bromocriptine mesylate) tablets<br>(Rx – U.S.) | Marketed as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes |
| Zegerid® (omeprazole/sodium bicarbonate) Capsules and Powder for Oral Suspension<br>(Rx – U.S.) | Non-promoted prescription products, approved to treat certain upper GI conditions, including gastroesophageal reflux disease |
| **Development Products** | |
| Budesonide MMX®<br>(Rx – U.S.) | Statistically significant top-line results in two phase III studies for the induction of remission of mild or moderate active ulcerative colitis; expect to submit NDA by the end of 2011 |
| Rhucin® (recombinant human C1 inhibitor)<br>(Rx – U.S., Canada and Mexico) | For hereditary angioedema, phase IIIb clinical study initiated in February 2011; requesting FDA meeting regarding issues raised in BLA refusal to file letter<br>For early antibody mediated rejection, phase II proof of concept study planned |
| Rifamycin SV MMX®<br>(Rx – U.S.) | Phase III study in travelers' diarrhea ongoing |
| SAN-300 (anti-VLA-1 mAb)<br>(Rx – Worldwide) | Initiation of single-dose, dose-escalation phase I clinical study planned for March/April 2011 |
| **Additional Strategic Alliances** | |
| Merck<br>Zegerid OTC®<br>(OTC – U.S.) | Commenced commercial sales in March 2010; marketed for treatment of frequent heartburn |
| GlaxoSmithKline<br>Immediate-release Omeprazole products<br>(Rx and OTC – Specified Ex-U.S. countries) | Expect first commercial launch in Mexico in 2011<br>Regulatory submissions made in certain Latin American, African and Asian countries; preparation of additional regulatory filings ongoing |
| Norgine B.V.<br>Immediate-release Omeprazole products<br>(Rx – Specified European countries and Israel) | In development |

Our goal is to be recognized as a premier specialty biopharmaceutical company with a diversified portfolio of commercial and development-stage products. Our business strategy for achieving this goal is focused on increasing sales of our marketed products, Glumetza and Cycloset, in the U.S. prescription pharmaceutical market and advancing our development-stage products to commercialization. We are also focused on balancing our product portfolio and investments in research and development and selling, general and administrative expenses to achieve meaningful, sustainable growth in revenues and profits.

***Currently Marketed and Approved Products***

Our commercial organization currently promotes Glumetza® (metformin hydrochloride extended release tablets) 500 mg and 1000 mg in the U.S., under the terms of an exclusive promotion agreement that we entered into with Depomed, Inc., or Depomed, in July 2008. Glumetza is a once-daily, extended-release formulation of metformin that incorporates patented drug delivery technology and is indicated as an adjunct to diet and exercise to improve glycemic control in adult patients with type 2 diabetes. We began our promotion of the Glumetza products in October 2008.

Our commercial organization also began promotion of Cycloset® (bromocriptine mesylate) 0.8 mg tablets in the U.S. in November 2010 under a distribution and license agreement with S2 Therapeutics, Inc., or S2, and VeroScience, LLC, or VeroScience. Cycloset is a novel formulation of bromocriptine, a dopamine receptor agonist that acts on the central nervous system, and it is indicated as an adjunct to diet and exercise to improve glycemic control in adult patients with type 2 diabetes.

We also sell but do not promote Zegerid® (omeprazole/sodium bicarbonate) 20 mg and 40 mg prescription products in the U.S., which are immediate-release formulations of the proton pump inhibitor, or PPI, omeprazole. In addition, we receive a percentage of the gross margin on sales of an authorized generic version of our Zegerid Capsules product under a distribution and supply agreement with Prasco LLC, or Prasco.

***Development Products***

*Budesonide MMX®*

Budesonide MMX is a corticosteroid in a novel oral tablet formulation, dosed one tablet once a day, which utilizes proprietary multi-matrix (MMX®) colonic delivery technology and is being developed for the treatment of ulcerative colitis. We have announced statistically significant top-line results from two phase III clinical studies which evaluated budesonide MMX 9 mg for the induction of remission of mild or moderate active ulcerative colitis. We have rights to budesonide MMX in the U.S. under a strategic collaboration with Cosmo Technologies Limited, or Cosmo.

*Rhucin® (recombinant human C1 inhibitor)*

Rhucin is a recombinant version of the human protein C1 inhibitor, which is produced using proprietary transgenic technology. In December 2010, our licensing partner, Pharming Group NV, or Pharming, submitted a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or FDA, seeking approval to market Rhucin for the treatment of acute attacks of hereditary angioedema, or HAE, an orphan disease. On February 22, 2011, based on prior discussions with the FDA, Pharming announced initiation of a placebo-controlled, double-blind phase IIIb clinical study with approximately 50 patients to provide additional data in support of the 50 U/kg dose.

On February 28, 2011, Pharming announced receipt of a refusal to file letter from the FDA for the Rhucin BLA. In the letter the FDA indicated that the BLA was not sufficiently complete to enable a critical medical review and indicated that the FDA will provide additional feedback on the design of the ongoing phase IIIb clinical study. In addition, the FDA requested that the results of the phase IIIb clinical study be included in any future BLA submission for Rhucin. Both we and Pharming intend to meet with the FDA at the earliest opportunity to discuss the issues raised in the FDA letter and to reach a more comprehensive understanding of what would be required for the BLA to be accepted for review.

A phase II proof of concept study is planned to evaluate recombinant human C1 inhibitor for the treatment of early antibody mediated rejection, or AMR, in renal transplant patients. We have rights to Rhucin in the U.S., Canada and Mexico under our license and supply agreements with Pharming.

*Rifamycin SV MMX®*

Rifamycin SV MMX is a broad spectrum, semi-synthetic antibiotic in a novel oral tablet formulation, which utilizes proprietary MMX colonic delivery technology and is being developed for the treatment of patients with travelers' diarrhea and potentially for other diseases that have a bacterial component in the intestine. Rifamycin SV MMX 200 mg oral tablets taken twice daily (2 times 200 mg per dose, 800 mg total daily dose) is currently being investigated in a phase III clinical program in patients with travelers' diarrhea. We have rights to rifamycin SV MMX in the U.S. under a strategic collaboration with Cosmo.

*SAN-300 (anti-VLA-1 antibody)*

SAN-300 is a novel early stage anti-VLA-1 monoclonal antibody, or mAb, development compound that we initially expect to develop for the treatment of rheumatoid arthritis. We are planning to begin a single-center, randomized, placebo-controlled, single-dose, dose-escalation phase I clinical study with SAN-300 in March/April 2011. We have worldwide rights to SAN-300 under a license agreement with Biogen Idec MA, or Biogen, and in connection with our acquisition of Covella Pharmaceuticals, Inc., or Covella.

***Additional Strategic Alliances***

To leverage our PPI technology and diversify our sources of revenue, we have licensed certain exclusive rights to Schering-Plough HealthCare Products, Inc., a subsidiary of Merck & Co., Inc., or Merck, to develop, manufacture and sell Zegerid OTC® products in the U.S. and Canada. We have also licensed certain exclusive rights to Glaxo Group Limited, an affiliate of GlaxoSmithKline, plc, or GSK, to develop, manufacture and commercialize prescription and over-the-counter, or OTC, products in up to 114 specified countries (including markets within Africa, Asia, the Middle-East, and Central and South America). In addition, we have licensed certain exclusive rights to Norgine B.V., or Norgine, to develop, manufacture and commercialize prescription immediate-release omeprazole products in specified markets in Europe and in Israel.

**Strategy**

Our goal is to be recognized as a premier specialty biopharmaceutical company with a diversified portfolio of commercial and development-stage products. Our business strategy for achieving this goal is focused on increasing sales of our marketed products, Glumetza and Cycloset, in the U.S. prescription pharmaceutical market and advancing our development-stage products to commercialization. We are also focused on balancing our product portfolio and investments in research and development and selling, general and administrative expenses to achieve meaningful, sustainable growth in revenues and profits. Key elements of our business strategy include the following:

- ***Increasing Sales of Glumetza and Cycloset Brand Prescription Products.*** Our commercial resources are focused on increasing market demand for, and sales of, Glumetza and Cycloset brand prescription products. Our field sales organization currently promotes and sells Glumetza and Cycloset prescription products to endocrinologists and other selected physicians. We believe that both the Glumetza and Cycloset brand products offer differentiated options for the treatment of type 2 diabetes and represent attractive commercial opportunities.

- ***Pursuing Regulatory Approval and Preparing for Commercialization of Budesonide MMX and Rhucin.*** We are also focused on pursuing regulatory approval and preparing for commercialization of our budesonide MMX and Rhucin late-stage development products. Each of budesonide MMX and Rhucin has demonstrated statistically significant top-line results in phase III clinical studies. We plan to submit a new drug application, or NDA, for budesonide MMX to the FDA by the end of 2011 and Rhucin is currently being investigated in a phase IIIb clinical study. We believe these development products have the potential to offer unique features and benefits to address unmet medical needs of patients treated by physician specialists.

- ***Advancing Our Other Development-Stage Products to Commercialization and Maximizing the Value of Our Overall Product Portfolio.*** In addition, we are focused on advancing our other development-stage products, rifamycin SV MMX and SAN-300 to commercialization, and on maximizing the value of our overall product portfolio by pursuing new formulations or indications for our existing products.

We will also consider further expanding our product portfolio through co-promotion, in-licensing or acquisition of products that would be complementary to our existing products or that otherwise have attractive commercial potential.

## Currently Marketed and Approved Products

### *Glumetza (metformin hydrochloride extended release tablets)*

Glumetza (metformin hydrochloride extended release tablets) is a once-daily, extended-release formulation of metformin in 500 mg and 1000 mg dosage strengths that incorporates patented drug delivery technology and is indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes. Metformin is one of the most commonly prescribed oral medications for the treatment of type 2 diabetes, and it is used to improve glycemic control in patients with diabetes. The extended-release delivery system is designed to offer patients with type 2 diabetes an ability to reach their optimal dose of metformin with fewer gastrointestinal, or GI, side effects. We began promoting the Glumetza products in October 2008 under an exclusive promotion agreement entered into with Depomed, as further described below.

Currently, there are five issued U.S. patents that provide coverage for one or both of the Glumetza products, with expiration dates ranging from 2016 to 2025. Additional information about the intellectual property for the Glumetza products, including ongoing generic patent litigation, is set forth below under the heading "Business – Intellectual Property – Glumetza and Pending Patent Litigation."

*Promotion Agreement with Depomed*

In July 2008, we entered into a promotion agreement with Depomed granting us exclusive rights to promote the Glumetza prescription products in the U.S. Under the promotion agreement, we are required to meet certain minimum promotion obligations during the term of the agreement. On an annual basis, we are required to make "sales force expenditures" at least equal to an agreed-upon percentage of the prior year's net sales, where sales force expenditures for purposes of the promotion agreement are sales calls with specified assigned values (indexed to inflation in future years) depending on the relative position of the call and the number of other products promoted by the sales representatives promoting Glumetza. In addition, during the term of the agreement, we are required to make certain minimum marketing, advertising, medical affairs and other commercial support expenditures.

In October 2010, we entered into a letter agreement with Depomed for matters related to the Glumetza 500 mg recall and resupply activities. Glumetza 500 mg was the subject of a voluntary recall and supply interruption which resulted in the unavailability of this dosage strength from June 2010 through early January 2011. Pursuant to the letter agreement, we and Depomed, among other matters, agreed: (i) to work together on establishing a mutually agreeable resupply plan for Glumetza 500 mg and to share responsibility for any potential 2,4,6-tribromoanisole, or TBA, related recall and third party costs arising out of the resupply efforts in the future; (ii) upon a mutual release of potential claims resulting from the recall and associated interruption to supply; (iii) on the construction of provisions of the contract related to Glumetza 500 mg inventory written off in connection with the recall, such that certain inventory write-offs are excluded from the gross margin calculation; (iv) on reimbursement of our out-of-pocket recall costs incurred to date (including marketing programs directly related to the resupply of Glumetza 500 mg); (v) on a reduction in our minimum sales force expense obligation for 2011 and 2012, and that a minimum number of first position detail calls will be directed to certain targeted physicians in each of those years; (vi) that, for purposes of determining whether 2010 Glumetza net product sales trigger the $3.0 million milestone that is payable when annual net product sales exceed $50.0 million, 2010 will be considered the 13-month period ending January 31, 2011, and that a reduction in our marketing expense obligation for 2011 and 2012 applicable if 2010 annual net product sales are less than $50 million will apply even in the event 2010 annual net product sales (for the 12-month period ending December 31, 2010) exceed $50 million; and (vii) to an extension of the period during which Depomed may elect to co-promote Glumetza to obstetricians and gynecologists through July 21, 2013.

We paid Depomed a $12.0 million upfront fee and are obligated to pay a $3.0 million sales milestone based on having achieved Glumetza net product sales in excess of $50.0 million during the 13-month period ending January 31, 2011. We may also be required to pay Depomed additional one-time sales milestones totaling up to $13.0 million in the aggregate based on the achievement of specified levels of annual Glumetza net product sales as follows: $3.0 million if net sales exceed $80.0 million, $5.0 million if net sales exceed $110.0 million, and $5.0 million if net sales exceed $140.0 million. In addition, Depomed records revenue from the sales of Glumetza products, and pays us a fee of 80% (through September 30, 2010) and 75% (for all periods thereafter) of the gross margin earned from all net sales of Glumetza products in the U.S., with gross margin defined as net sales less cost of goods.

We are responsible for all costs associated with our sales force and for all other sales and marketing-related expenses associated with our promotion of Glumetza products. Depomed is responsible for overseeing product manufacturing and supply. A joint commercialization committee oversees and guides the strategic direction of the Glumetza alliance.

During the term of the promotion agreement, neither party is permitted to, directly or indirectly, promote, market, or sell in the U.S. any single agent metformin products for human use, other than the Glumetza products covered by the promotion agreement.

Under the promotion agreement, we have a right of first negotiation in the event that Depomed desires to divest its rights in the Glumetza products to a third party or wishes to grant rights to a third party to develop or commercialize a pharmaceutical product containing Depomed's proprietary Acuform® drug delivery technology in combination with metformin and any other generic active pharmaceutical ingredient.

The promotion agreement will continue in effect until the expiration of the last-to-expire patent or patent application with a valid claim in the U.S. covering a Glumetza product, unless terminated sooner. Subject to 90 days prior written notice to Depomed, we may terminate the promotion agreement at any time. Subject to notice to Depomed, we may also terminate the agreement immediately in other circumstances, such as loss of market exclusivity or in the event of certain regulatory or governmental actions or if Depomed fails to supply the Glumetza product as reasonably necessary to meet trade demand for a period of three months or longer. Subject to 60 days prior written notice to us, Depomed may terminate the agreement if we fail to meet our obligations with respect to minimum promotion obligations and fail to cure such breach within a specified time period. Depomed may also terminate the agreement on 180 days prior written notice if we fail to deliver certain required information related to forecasted sales force expenditures. Either party may terminate the agreement under certain specified circumstances relating to a significant recall or withdrawal of the Glumetza product. Either party may also terminate the agreement if the other party fails to perform any material term of the agreement and fails to cure such breach, subject to prior written notice within a specified time period. In addition, either party may terminate the agreement if a force majeure event prevents the other party from carrying out its material obligations under the agreement for a period of at least six months. Finally, either party may terminate the agreement if the other party becomes insolvent, files or consents to the filing of a petition under any bankruptcy or insolvency law or has any such petition filed against it, and within a specified time period, such filing has not been dismissed.

***Cycloset (bromocriptine mesylate) tablets***

Cycloset (bromocriptine mesylate) 0.8 mg tablets is a novel formulation of bromocriptine, and is indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus both as mono-therapy and in combination with other oral antidiabetic agents. Bromocriptine is a dopamine receptor agonist, and Cycloset is the first FDA-approved drug for patients with type 2 diabetes to target the activity of dopamine, a chemical messenger between neurons within the central nervous system. Although unknown, Cycloset's proposed mechanism of action is based on the observation that low morning levels of dopamine in the hypothalamus may lead to glucose and lipid dysregulation. In addition, in a clinical study, Cycloset was shown to improve glycemic control without increasing cardiovascular event risk. We began promoting Cycloset in November 2010 under a distribution and license agreement with S2 and VeroScience.

Currently, there are five issued U.S. patents that we believe provide coverage for Cycloset, with expiration dates in 2012, 2014 and 2015. Additional information about the intellectual property for Cycloset is set forth below under the heading "Business – Intellectual Property – Cycloset."

*Distribution and License Agreement with S2 and VeroScience*

In September 2010, we entered into a distribution and license agreement with S2 and VeroScience granting us exclusive rights to manufacture and commercialize the Cycloset prescription product in the U.S., subject to the right of S2 to co-promote Cycloset as described below. Under the terms of the distribution and license agreement, we agreed to pay to S2 and VeroScience an upfront fee totaling $5 million. We record sales of Cycloset and pay a product royalty to S2 and VeroScience of 35% of the gross margin associated with net sales of Cycloset up to $100 million of cumulative total gross margin, increasing to 40% thereafter. Gross margin is defined as net sales less cost of goods sold. In the event net sales of Cycloset exceed $100 million in a calendar year, we will pay an additional 3% of the gross margin to S2 and VeroScience on incremental net sales over $100 million.

We are responsible for overseeing the manufacturing and distribution of Cycloset, and accordingly, S2's agreements relating to the manufacture of Cycloset have been assigned to us. We are also responsible for all costs associated with our sales force and for all other sales and marketing-related expenses associated with our promotion of Cycloset. S2 retains the right to co-promote Cycloset at its sole cost and expense under the same trademark in portions of the U.S. where we are not actively promoting Cycloset. VeroScience, the holder of the U.S. regulatory approval for Cycloset, is responsible for overseeing regulatory matters. A joint steering committee consisting of representatives from the three companies has been formed to share information concerning the Cycloset development, manufacturing and promotion efforts in the U.S.

We have agreed not to manufacture or commercialize, directly or indirectly, any product containing bromocriptine or bromocriptine mesylate as an active ingredient in the U.S. during the term of the distribution and license agreement and ending on the earlier of 12 months following the end of the term or the first commercial sale of a generic product, as defined in the agreement. S2 and VeroScience have both agreed not to commercialize, directly or indirectly, any product containing bromocriptine or bromocriptine mesylate as an active ingredient in the U.S. for the treatment of type 2 diabetes during the term of the agreement and ending on the earlier of the end of the term or the first commercial sale of a generic product, other than in certain specified circumstances.

The distribution and license agreement will continue in effect until we cease to market or sell Cycloset in the U.S., unless terminated sooner. Subject to 60 days prior written notice, we may terminate the agreement on the first anniversary of the first commercial sale of Cycloset. Thereafter, we may terminate the agreement at any time subject to 120 days prior written notice. We may also terminate the agreement immediately in specified circumstances relating to a significant recall or market withdrawal of Cycloset, in the event of certain regulatory or governmental actions that would prevent us from performing our obligations under the agreement or in the event of FDA approval of a third party Abbreviated New Drug Application for an "AB" rated equivalent of Cycloset. Either us on the one hand or S2 and VeroScience on the other hand may terminate the agreement in the following circumstances: (a) if the other party fails to perform any material term of the agreement and fails to cure such breach, subject to prior written notice within a specified time period; (b) if a force majeure event prevents the carrying out of material obligations of the other party under the agreement for a period of at least six months; or (c) upon the insolvency or occurrence of other specified bankruptcy events.

*Type 2 Diabetes*

Type 2 diabetes is the most common form of diabetes, accounting for 90% to 95% of all diagnosed diabetes cases, according to the National Institute of Diabetes and Digestive and Kidney Diseases of the National Institutes of Health. Diabetes is a disease in which levels of glucose, a type of sugar found in the blood, are above normal. Over time, high blood glucose levels damage nerves and blood vessels, which can lead to complications such as heart disease, stroke, blindness, kidney disease and nerve problems. According to the Centers for Disease Control and Prevention, approximately 26 million people in the U.S. have diabetes.

***Zegerid Capsules and Zegerid Powder for Oral Suspension***

We also sell but do not promote Zegerid® (omeprazole/sodium bicarbonate) 20mg and 40mg Capsules and Powder for Oral Suspension, which are immediate-release formulations of the PPI omeprazole. Following an April 2010 lower court decision that the patents covering our Zegerid products were invalid due to obviousness and in connection with the launch of a generic version of the products, we determined in late June 2010 to cease promotion of the Zegerid products. At this same time, we also launched an authorized generic version of our Zegerid Capsules product under a distribution and supply agreement with Prasco. We acquired rights to our immediate-release PPI technology under a license agreement with the University of Missouri, which is further described below under the heading "Business – Intellectual Property – Zegerid, Related PPI Technology and Pending Patent Litigation – Exclusive License Agreement with the University of Missouri."

*Distribution and Supply Agreement with Prasco*

In April 2010, as part of our contingency plan to prepare for a possible launch of a generic version of our Zegerid prescription products, we entered into a distribution and supply agreement with Prasco that granted Prasco the right to distribute and sell an authorized generic version of our Zegerid prescription products in the U.S. As described above, Prasco initiated sales of an authorized generic version of Zegerid Capsules in late June 2010. Under the terms of the distribution and supply agreement, Prasco is obligated to use commercially reasonable efforts to distribute and sell such products in the U.S. Prasco agreed to purchase all of its authorized generic product requirements from us and pays us a specified invoice supply price for such products. Prasco is also obligated to pay us a percentage of the gross margin on sales of the authorized generic products.

The term of the distribution and supply agreement will continue until June 2015, five years after the date of launch of the first authorized generic product, with automatic one year renewals thereafter unless either party elects not to renew by giving notice at least six months prior to the expiration of the applicable renewal period. The distribution and supply agreement may also be terminated under certain other specified circumstances. We may terminate the distribution and supply agreement with respect to any of the covered products not yet launched at any time prior to the first commercial sale of such product or upon 30 days' prior written notice in the event that a competitive product that was previously launched is no longer available. We may also terminate the agreement for any reason upon nine months' prior written notice.

Prasco may terminate the distribution and supply agreement with respect to a particular product if we fail to deliver a commencement notice with respect to such product within 60 days after the launch of a competitive product, or if we fail to deliver launch quantities of the applicable product to Prasco and such failure prevents Prasco from making the first commercial sale of such product within such 60-day period. Prasco may also terminate the agreement if Prasco's net selling price of a licensed product decreases to less than a specified percentage above the invoice supply price for such product and we do not correspondingly reduce the invoice supply price.

In addition, either party may terminate the distribution and supply agreement in the event of the other party's uncured material breach or bankruptcy or insolvency, or if the licensed products are withdrawn from the U.S. market. In the event of termination, the rights granted by us to Prasco associated with the authorized generic products will cease.

**Development-Stage Products**

***Budesonide MMX***

Budesonide MMX is a corticosteroid in a novel oral tablet formulation, dosed one tablet once a day, which utilizes proprietary MMX colonic delivery technology and is being developed for the treatment of ulcerative colitis. The MMX technology is designed to result in the controlled release and even distribution of budesonide throughout the length of the colon, potentially offering an opportunity for good clinical efficacy and limited side effects.

Budesonide MMX 9 mg was evaluated for the induction of remission of mild or moderate active ulcerative colitis in two phase III clinical studies, both of which are intended to support a U.S. regulatory submission. The primary endpoint was the achievement of clinical remission, defined as an ulcerative colitis disease activity index, or UCDAI, score ≤ 1 after eight weeks of treatment with a score of 0 for rectal bleeding and stool frequency, and ≥ 1 point reduction from baseline in the endoscopy score without any sign of mucosal friability (an indicator of mucosal inflammation).

Each clinical study was a multicenter, randomized, double-blind, double-dummy, placebo-controlled four-arm study.

- Study CB-01-02/01 was conducted in the U.S. and India and compared budesonide MMX 9 mg or 6 mg dosed once daily to placebo. A reference arm using two Asacol® (mesalamine) 400 mg delayed-release tablets dosed three times a day for a total of 2400 mg daily was also included.
- Study CB-01-02/02 was conducted in Europe and compared budesonide MMX 9 mg or 6 mg dosed once daily to placebo. A reference arm using three Entocort® EC (budesonide) 3 mg capsules for a total of 9 mg dosed once daily was also included.

The phase III clinical studies were powered to show a statistical difference between the two budesonide MMX treatment arms and placebo. The reference arms using Asacol in the U.S. study and Entocort EC in the European study were not powered to show statistical differences versus budesonide MMX. Under the statistical analysis plan submitted to the FDA for the phase III study, to achieve statistical significance the budesonide MMX 9 mg and 6 mg treatment arms required a separate analysis at a p-value of 0.025 compared with the placebo group. The intent-to-treat population in the pre-defined statistical analysis plan was all randomized patients who received at least one dose of a study drug, excluding patients with normal histology at baseline as determined by biopsy, good clinical practices, or GCP, violations or major entry criteria violations.

In the U.S. study, budesonide MMX 9 mg taken once daily met the primary endpoint of superiority to placebo ($p=0.0143$) in achieving clinical remission as measured by the UCDAI score after eight weeks of treatment. In the European study, budesonide MMX 9 mg taken once daily met the primary endpoint of superiority to placebo ($p=0.0047$) in achieving clinical remission as measured by the UCDAI score after eight weeks of treatment. In each of the U.S. and EU studies, budesonide MMX 6 mg did not meet the primary endpoint with statistical significance. The top-line study results from both studies indicated that budesonide MMX 9 mg and 6 mg were generally well tolerated and the frequency of treatment related adverse events was similar across all treatment groups.

A total of 123 patients from the phase III clinical studies in the U.S. and Europe were enrolled in a 12-month, double-blind, placebo-controlled extended use study, to evaluate the long term safety and tolerability of budesonide MMX 6 mg and to collect data on the efficacy of budesonide MMX in the maintenance of remission of ulcerative colitis compared to placebo. This extended use study is scheduled to be completed (last patient, last visit) in May 2011, with top-line data available in the second half of 2011. The FDA requested that the results of the 12-month extended use study be included in the phase III clinical program to support a U.S. regulatory submission.

We plan to submit an NDA for budesonide MMX to the FDA by the end of 2011 following the completion of the ongoing extended use study. In addition, we anticipate that we will be filing our NDA for budesonide MMX as a section 505(b)(2) NDA, referencing pre-clinical data generated for Entocort EC. As a result, we will be required to certify with regard to any unexpired patents listed in the Orange Book for Entocort EC that budesonide MMX does not infringe such patents or that the patents are invalid. Based on current Orange Book listings, we anticipate there will be one unexpired patent listed for Entocort EC at the time we submit our NDA for budesonide MMX. Although we believe that we have meritorious non-infringement and/or invalidity positions with regard to such patent, it is possible that following our certification, the NDA and patent holder for Entocort EC could elect to file suit against us, which in turn could result in a delay of approval for up to 30 months or longer. Additional information regarding the regulations relating to section 505(b)(2) NDAs and the certification process is set forth below under the heading "Business – Government Regulation - Section 505(b)(2) New Drug Applications."

Currently, there are two issued U.S. patents that provide coverage for the budesonide MMX development-stage, which patents expire in June 2020. Additional information about the intellectual property for budesonide MMX is set forth below under the heading "Business – Intellectual Property – Budesonide MMX and Rifamycin SV MMX."

*Inflammatory Bowel Disease and Ulcerative Colitis*

According to the prevalence statistics provided by the Crohn's & Colitis Foundation of America, inflammatory bowel disease, or IBD, affects an estimated 1.4 million Americans. Ulcerative colitis and Crohn's disease are the two main forms of IBD. Ulcerative colitis is a chronic form of inflammatory bowel disease characterized by inflammation of the lining of the colon. Symptoms of active ulcerative colitis include rectal bleeding, abdominal pain, increased stool frequency, loss of appetite, fever and weight loss. Crohn's disease is also a chronic form of inflammatory bowel disease; however, it is not limited to the colon and may affect any area of the GI tract. The causes of ulcerative colitis and Crohn's disease are unknown and no known cures exist.

Treatments for ulcerative colitis are aimed at inducing and maintaining remission of inflammation and its symptoms. Currently, the first line pharmaceutical therapy for ulcerative colitis is treatment with a systemic or topical 5-ASA drug. However, many patients taking 5-ASAs may continue to experience intermittent flares of inflammation causing them to seek further treatment. It has been reported in the clinical literature that more than 80% of ulcerative colitis patients experience at least one flare per year. Systemic corticosteroids, such as prednisone, are often used as a second line treatment when 5-ASA drugs do not adequately control inflammation. The use of systemically acting steroids to treat ulcerative colitis, however, has been limited to date to short term treatment due to side effects associated with systemic steroid use. However, steroids with significantly reduced systemic absorption have been successfully used in treating patients with IBD. For example, Entocort EC, a delayed-release formulation of budesonide, which targets release in the small intestine and ascending colon, has been approved for induction and maintenance of clinical remission in mild to moderate Crohn's disease.

***Strategic Collaboration with Cosmo***

In December 2008, we entered into a strategic collaboration with Cosmo, including a license agreement, stock issuance agreement and registration rights agreement, under which we were granted exclusive rights to develop and commercialize the budesonide MMX and rifamycin SV MMX development-stage products in the U.S.

*License Agreement*

Under the license agreement, Cosmo granted us the exclusive right to develop, market and commercialize the budesonide MMX and rifamycin SV MMX development-stage products in the U.S. As upfront consideration, we issued 6,000,000 shares of our common stock and made a cash payment of $2.5 million to Cosmo. In addition, following the completion of the phase III studies for budesonide MMX, Cosmo elected to receive payment of a clinical milestone through the issuance of 972,132 shares of our common stock at a value of approximately $2.7 million. We may also be required to pay Cosmo up to a total of an additional $6.0 million in clinical and regulatory milestones for the initial indications for the licensed products, up to $6.0 million in clinical and regulatory milestones for a second indication for rifamycin SV MMX and up to $57.5 million in commercial milestones. The milestones may be paid in cash or through issuance of additional shares of our common stock, at Cosmo's option, subject to certain limitations.

We will be required to pay tiered royalties to Cosmo ranging from 12% to 14% on net sales of each licensed product we sell. Such royalties are subject to reduction in certain circumstances, including in the event of market launch in the U.S. of a generic version of a licensed product. Our obligation to pay the specified royalties under the license agreement will continue for the life of the relevant patents (including certain patent applications) covering each licensed product. Following that period, the parties have agreed to negotiate in good faith a reduced royalty arrangement for the continued use of Cosmo's know-how and trademarks related to the licensed products.

We are responsible for one-half of the total out-of-pocket costs associated with the budesonide MMX phase III clinical program and for all of the out-of-pocket costs for the first ongoing rifamycin SV MMX phase III U.S. registration study. In the event that additional clinical work is required to obtain U.S. regulatory approval for either of the licensed products, the parties will agree on cost sharing. Cosmo is responsible for any additional pre-clinical costs for rifamycin SV MMX and for any product development and scale-up costs for either of the licensed products.

We have agreed to use commercially reasonable efforts to market, promote and sell each of the licensed products, including launching such product within 12 months following receipt of U.S. regulatory approval, utilizing a specified minimum number of field sales representatives during the first year following launch and spending specified minimum amounts on our sales and marketing efforts during the first three years following launch.

During the term of the license agreement, we and Cosmo have each agreed not to market or sell any product which contains as an active ingredient, with respect to budesonide MMX, anti-inflammatory corticosteroids for ulcerative colitis and other approved indications for such product, and with respect to rifamycin SV MMX, antibiotics belonging to the ansamycin family for travelers' diarrhea and other approved indications for such product.

Cosmo is responsible for manufacturing and supplying all of our drug product requirements during the term of the license agreement. The parties have agreed to enter into a supply agreement prior to the submission of the first NDA for a licensed product.

The term of the license agreement will continue until 50 years following the expiration of the patent rights. We may withdraw from the license agreement for one or both licensed products upon 60 days prior written notice to Cosmo in the event that either such product fails to achieve the primary endpoints in the applicable phase III clinical studies within five years following the date of the license agreement or the clinical studies with respect to such product are not sufficient to obtain U.S. regulatory approval within five years following the date of the license agreement. In addition, either party may terminate the license agreement in the event of the other party's uncured material breach.

*Stock Issuance Agreement/Registration Rights Agreement*

As described above, we issued to Cosmo 6,000,000 shares of our common stock as upfront consideration under the license agreement. In addition, in November 2010 we issued Cosmo an additional 972,132 shares of our common stock as payment for a clinical milestone. We will make additional payments to Cosmo upon the achievement of certain development and commercial milestones, which milestones may be paid in cash or through issuance of additional shares of common stock, at Cosmo's option. Our obligation to issue additional shares of common stock to Cosmo upon the achievement of one or more milestones is subject to certain limitations, including that the total number of shares of common stock issued to Cosmo, including the initial 6,000,000 shares, shall not exceed 10,300,000 shares. Any such additional shares to be issued will be valued at the average daily closing price of the common stock as reported on the Nasdaq Global Market for the 30 consecutive trading days ending on the day immediately prior to the achievement of the applicable milestone.

For the six months following the issuance of any shares of common stock upon achievement of milestones, Cosmo has agreed that it will not transfer or dispose of any such issued shares. In addition, Cosmo has agreed that through December 15, 2011 neither it nor its affiliates will acquire beneficial ownership of additional shares of our common stock, other than under the stock issuance agreement, subject to certain exceptions.

Under the terms of the registration rights agreement, as amended, we filed a resale registration statement on Form S-3 with the Securities and Exchange Commission, or SEC, to register the resale of the initial 6,000,000 shares issued to Cosmo under the stock issuance agreement, which registration statement was declared effective by the SEC in April 2009. In November 2010, we filed a second registration statement on Form S-3 with the SEC to cover the additional 972,132 shares issued to Cosmo in connection with a clinical milestone payment, which registration statement was declared effective by the SEC in December 2010. We are obligated to file additional registration statements for any additional shares issued to Cosmo under the stock issuance agreement and to use best efforts to have any such registration statements declared effective by the SEC.

***Rhucin (recombinant human C1 inhibitor)***

Rhucin is a recombinant version of the human protein C1 inhibitor, which is produced using proprietary transgenic technology. Rhucin was granted orphan drug designation by the FDA for the treatment of acute attacks of HAE. Pharming, our licensing partner, has conducted two randomized, placebo-controlled, double-blind studies and four open-label studies with Rhucin for the treatment of acute HAE attacks. Both placebo-controlled clinical studies showed statistically significant and clinically relevant improvement in time to beginning of relief of symptoms at Rhucin dosage strengths of 50 U/kg and 100 U/kg compared to placebo.

In December 2010, Pharming submitted a BLA for Rhucin to the FDA, seeking approval to market Rhucin for the treatment of acute attacks of HAE. On February 22, 2011, based on prior discussions with the FDA, Pharming announced initiation of a placebo-controlled, double-blind, phase IIIb clinical study with approximately 50 patients to provide additional data in support of the 50 U/kg dose. Data from the placebo-controlled study will also be used to provide prospective validation of the visual analog scale used in measuring the clinical effects of Rhucin. In addition, as currently designed, the phase IIIb clinical study includes an open-label extension to further evaluate the efficacy, safety and immunogenicity of Rhucin at 50 U/kg for the repeated treatment of acute HAE attacks. As noted below, subsequent to the initiation of the phase IIIb clinical study, the FDA indicated it will provide additional comments on the study's design.

On February 28, 2011, Pharming announced receipt of a refusal to file letter from the FDA for the Rhucin BLA. In the letter the FDA indicated that the BLA was not sufficiently complete to enable a critical medical review. In reaching its conclusion, the FDA indicated that the previously conducted studies evaluating Rhucin for the treatment of acute attacks of HAE did not provide data for a sufficient number of subjects to support the proposed dose of 50 U/kg and lacked prospective validation of the visual analog scale used in measuring the clinical effects of Rhucin. The FDA also provided other comments on the prior clinical studies and indicated that they will provide additional feedback on the design of the ongoing Phase IIIb clinical study. In addition, the FDA requested that the results of the Phase IIIb clinical study be included in any future BLA submission for Rhucin. Both we and Pharming intend to meet with the FDA at the earliest opportunity to discuss the issues raised in the FDA letter and to reach a more comprehensive understanding of what would be required for the BLA to be accepted for review.

A phase II proof of concept study is planned to evaluate recombinant human C1 inhibitor for the treatment of early AMR in renal transplant patients.

Currently, there are two issued U.S. patents that we believe provide coverage for the Rhucin development-stage product, which expire in 2022 and 2024. In addition, Rhucin, as a biological product, is entitled under current legislation to a period of 12 years of data exclusivity. Additional information about the intellectual property for the Rhucin product is set forth below under the heading "Business – Intellectual Property – Rhucin."

*Hereditary Angioedema*

HAE is a genetic disorder in which the patient is deficient in or lacks a functional plasma protein C1 inhibitor, resulting in unpredictable and debilitating episodes of intense swelling of the extremities, face, trunk, genitals, abdomen and upper airway. The frequency and severity of HAE attacks vary and are most serious when they involve laryngeal edema, which can close the upper airway and cause death by asphyxiation. According to the U.S. Hereditary Angioedema Association, epidemiological estimates for HAE range from one in 10,000 to one in 50,000 individuals.

***License and Supply Agreements with Pharming***

In September 2010, we entered into a license agreement and a supply agreement with Pharming, under which we were granted certain non-exclusive rights to develop and manufacture, and certain exclusive rights to commercialize Rhucin in the U.S., Canada and Mexico for the treatment of HAE and other future indications, as further described below.

*License Agreement*

Under the license agreement, Pharming granted us the non-exclusive rights to develop and manufacture and the exclusive right to commercialize licensed products in the U.S., Canada and Mexico.

In partial consideration of the licenses granted under the license agreement, we paid Pharming a $15 million upfront fee and will be required to pay an additional $5 million milestone upon FDA acceptance for review of a BLA for Rhucin. We may also be required to pay Pharming additional success-based clinical and commercial milestones totaling up to an aggregate of $30 million, depending upon the achievement of developmental and commercial objectives. In addition, we will be required to pay certain one-time performance milestones if we achieve certain aggregate net sales levels of Rhucin. The amount of each such milestone payment varies upon the level of net sales in a calendar year. The maximum amount of all such payments to Pharming would be $45 million, assuming net sales exceeded $500 million in a calendar year. As consideration for the licenses and rights granted under the license agreement, and as compensation for the commercial supply of Rhucin by Pharming pursuant to the supply agreement described below, we will pay Pharming a tiered supply price, based on a percentage of net sales of Rhucin, subject to reduction in certain events.

Under the license agreement, Pharming is responsible for conducting the current phase IIIb clinical study for Rhucin for the treatment of HAE and all costs of such clinical development. Pharming is also responsible for preparing and filing the BLA for the treatment of HAE in the U.S. We will be responsible for seeking regulatory approval for the treatment of HAE for Canada and Mexico.

We and Pharming share responsibility for conducting clinical development of Rhucin for the treatment or prevention of renal transplantation rejection in humans, and will equally share the costs of such clinical development. We will be responsible for preparing and filing the drug approval application for the treatment or prevention of renal transplantation rejection in humans throughout the U.S., Canada and Mexico and for seeking regulatory approval to market and sell Rhucin for such indication.

Either party may propose the development of Rhucin for an additional indication in the U.S., Canada and Mexico, to which the other party may opt-in to participate in the development.

We have agreed to use commercially reasonable efforts to promote, sell and distribute Rhucin in the U.S., Canada and Mexico, including launching Rhucin for the treatment of HAE in the U.S. within 120 days following receipt of U.S. regulatory approval. During the term of the license agreement, Pharming has agreed not to, and to insure that its distributors and dealers do not, sell Rhucin to any customer in the U.S., Canada and Mexico. Both parties have agreed not to manufacture, develop, promote, market or distribute any other forms of C1 inhibitors for use in the U.S., Canada and Mexico during the term.

The license agreement will continue in effect until we cease to sell Rhucin in the U.S., Canada and Mexico, unless terminated sooner. Either party may terminate the agreement in the following circumstances: (a) if the other party breaches any material term of the agreement and fails to cure such breach within a specified time period following written notice; or (b) upon the insolvency or occurrence of other specified bankruptcy events. We may also terminate the license agreement at any time subject to 12 months prior written notice.

Following termination by Pharming or by us at will, the rights associated with Rhucin revert to Pharming and the supply agreement will terminate. Following termination by us for uncured material breach, bankruptcy or insolvency, the licenses granted to us will survive, we will have a right to reduce the supply price, and the supply agreement will remain in effect.

*Supply Agreement*

Under the supply agreement, Pharming will manufacture and exclusively supply to us, and we will exclusively order from Pharming, Rhucin at the supply price for commercialization activities. Pharming will manufacture and supply recombinant human C1 inhibitor products to us at cost for development activities.

Pharming will maintain any drug master files and we will have a right to reference any such drug master files for the purpose of obtaining regulatory approval of Rhucin in the U.S., Canada and Mexico. Pharming will be responsible for obtaining and maintaining all manufacturing approvals and related costs.

In the event of a supply failure, we have certain step-in rights to cure any payment defaults under Pharming's third party manufacturing agreements or to assume sole responsibility for manufacturing and supply. In connection with the supply agreement, we entered into a deed of usufruct with Pharming Intellectual Property B.V. and Pharming Technologies B.V., under which we were granted certain supplemental property interests in the form of a right of usufruct to manufacturing related intellectual property and access to manufacturing materials and know-how, in order to assume such manufacturing and supply responsibilities.

The supply agreement is subject to the term and termination provisions of the license agreement.

***Rifamycin SV MMX***

Rifamycin SV MMX is a broad spectrum, semi-synthetic antibiotic in a novel oral tablet formulation, which utilizes proprietary MMX colonic delivery technology and is being developed for the treatment of patients with travelers' diarrhea and potentially for other diseases that have a bacterial component in the intestine. Rifamycin SV has demonstrated a broad spectrum of *in vitro* activity targeted to the main enteropathogens that cause travelers' diarrhea. In addition, due to the negligible systemic absorption of rifamycin SV, we believe that rifamycin SV MMX will offer an opportunity for limited side effects and will be less prone to the development of antibiotic-resistant strains of bacteria, a major concern with systemically delivered antibiotics.

Cosmo conducted the rifamycin SV MMX phase II clinical program, which consisted of two studies in a total of 155 patients with infectious diarrhea in Mexico, Turkey and South Africa under clinical study applications with regulatory authorities in those countries. The results from these studies provided evidence that rifamycin SV MMX was well tolerated and effective at doses of 800 mg to 1200 mg per day.

We are currently investigating rifamycin SV MMX in an international multicenter, randomized, double-blind phase III study, with approximately 270 patients, to assess the efficacy and safety of rifamycin SV MMX 200 mg oral tablets taken twice daily (2 times 200 mg per dose, 800 mg total daily dose) for three days versus placebo in the treatment of patients with travelers' diarrhea. The primary endpoint of the phase III clinical studies will be the time to last unformed stool and the studies will seek to demonstrate the superiority of rifamycin SV MMX to placebo. Enrollment is underway for the first phase III study and we currently expect that clinical study to be completed in the first half of 2012.

In addition, Cosmo's European partner, Dr. Falk Pharma GmbH, or Dr. Falk, has initiated a phase III clinical study in patients with travelers' diarrhea for registration of rifamycin SV MMX in the European Union, or EU. The Dr. Falk phase III study is assessing the efficacy (non-inferiority) and safety of rifamycin SV MMX 200 mg oral tablets taken twice daily (2 times 200 mg per dose, 800 mg total daily dose) for three days versus ciprofloxacin 500 mg tablets twice daily (1,000 mg total daily dose) in the treatment of patients with travelers' diarrhea. The primary endpoint of this study will be the time to last unformed stool and the study will seek to demonstrate the non-inferiority of rifamycin SV MMX to ciprofloxacin. Assuming successful completion of the phase III clinical program, Santarus and Dr. Falk plan to share their clinical data for inclusion in each company's respective regulatory submissions.

Currently, there is one issued U.S. patent that provides coverage for the rifamycin SV MMX development-stage product, which patent expires in June 2020. Additional information about the intellectual property for the rifamycin SV MMX product is set forth below under the heading "Business – Intellectual Property – Budesonide MMX and Rifamycin SV MMX."

*Travelers' Diarrhea and Other Intestinal Diseases*

Infections of the intestine are generally caused by bacteria, viruses or parasites. According to the Centers for Disease Control and Prevention, or the CDC, each year between 20% and 50% of international travelers, an estimated 10 million people, develop diarrhea, with approximately 80% of the cases caused by bacteria. The onset of travelers' diarrhea usually occurs within the first week of travel, but may occur at any time while traveling, and even after returning home. Typically, a traveler experiences multiple loose or watery bowel movements each day. Other commonly associated symptoms are nausea, vomiting, abdominal cramping, bloating, fever, urgency and malaise. Antibiotics are primarily used to treat travelers' diarrhea, including Cipro® (ciprofloxacin), Xifaxan® (rifaxamin) and Zithromax® (azithromycin). In some cases, increasing bacterial resistance to existing antibiotics may limit their usefulness.

Other diseases that may have a bacterial component in the intestine include infectious diarrhea, Crohn's disease, ulcerative colitis, irritable bowel syndrome, Clostridium difficile-associated diarrhea, pouchitis, diverticular disease and hepatic encephalopathy.

In December 2008, we entered into a strategic collaboration with Cosmo, including a license agreement, stock issuance agreement and registration rights agreement, under which we were granted exclusive rights to develop and commercialize the budesonide MMX and rifamycin SV MMX development-stage products in the U.S. Our strategic collaboration with Cosmo is described above under the heading "Business – Development-Stage Products – Strategic Collaboration with Cosmo."

***SAN-300 (anti-VLA-1 antibody)***

SAN-300 is a humanized anti-VLA-1 monoclonal antibody, or mAb, that we believe may offer a novel approach to the treatment of inflammatory and autoimmune diseases. We acquired rights to this program through the acquisition of closely held Covella and a related amended license agreement with Biogen. SAN-300 was initially developed by Biogen and licensed to Covella in January 2009.

SAN-300 is an inhibitor of VLA-1, also known as $\alpha_1\beta_1$ integrin, and has shown activity in multiple preclinical models of inflammatory and autoimmune diseases. This integrin, a cell adhesion molecule, plays a key role in the migration, retention and proliferation of activated T cells and monocytes at sites of chronic inflammation. We believe that SAN-300 has potential application as a drug candidate in multiple inflammatory and autoimmune diseases, including rheumatoid arthritis, inflammatory bowel disease, psoriasis and organ transplantation.

We are planning to begin a single-center, randomized, placebo-controlled, single-dose, dose-escalation phase I clinical study with SAN-300 in March/April 2011. The study is being conducted in Australia and is expected to enroll a total of 60 subjects and patients. Assuming positive results, we expect to assess SAN-300 in a phase II clinical study as a treatment for patients with rheumatoid arthritis.

Currently, there are four issued U.S. patents that we believe provide coverage for SAN-300, which expire in 2020 and 2022. In addition, SAN-300, as a biological product, is entitled under current legislation to a period of 12 years of data exclusivity. Additional information about the intellectual property for SAN-300 is set forth below under the heading "Business – Intellectual Property – SAN-300."

*Rheumatoid Arthritis*

Rheumatoid arthritis is a systemic autoimmune disease that occurs when the immune system, which normally defends the body from invading organisms, turns its attack against the synovial membrane lining the joints, resulting in inflammation, pain, swelling, stiffness, and loss of function. According to the National Institute of Arthritis and Musculoskeletal and Skin Diseases, or NIAMS, a component of the National Institutes of Health, scientists estimate that about 1.3 million people, or about 0.6 percent of the U.S. adult population, have rheumatoid arthritis.

***Acquisition of SAN-300 Development Program***

*Merger Agreement*

In September 2010, we acquired the worldwide rights to SAN-300 through the acquisition of Covella, pursuant to the terms of a merger agreement. Prior to our acquisition of Covella, Covella was a privately held company owned by a small number of stockholders, including Mark Totoritis, our Senior Vice President, Clinical Research, and Westfield Capital Management Company, LP, or Westfield, one of our greater than 10% stockholders, among others. Each of Dr. Totoritis and Westfield received a portion of the merger consideration and also may be entitled to additional milestone and royalty payments. In addition to its portion of the merger consideration, Westfield also received $600,000 as repayment of debt owed by Covella.

Under the terms of the merger agreement, we paid a total upfront of $162,000 in cash and 181,342 in unregistered shares of our common stock to the Covella stockholders. We also assumed responsibility for payment of approximately $1.2 million in Covella liabilities and transaction expenses, including the $600,000 Westfield repayment. We may be required to make clinical and regulatory milestone payments to the former Covella stockholders totaling up to an aggregate of $37.7 million (consisting of a combination of cash and our common stock) based on success in developing product candidates (with the first such milestone being payable upon successful completion of the first Phase II(b) clinical study). We may also be required to pay a royalty equal to a low single digit percentage rate of net sales of any commercial products resulting from the anti-VLA-1 mAb technology. Our obligation to pay the royalties continues on a country-by-country basis until the date which is the later of: (i) expiration of the last valid claim of the patents licensed by Covella pursuant to the license agreement in such country; or (ii) 10 years after the first commercial sale of the products in such country.

Both we and Covella agreed to customary representations, warranties and covenants in the merger agreement. The Covella stockholders agreed to indemnify us for certain matters, including breaches of representations and warranties and covenants included in the merger agreement, up to a maximum specified amount and subject to other limitations. We agreed to indemnify the Covella stockholders for certain matters, including breaches of representations, warranties and covenants included in the merger agreement, up to a maximum specified amount and subject to other limitations.

*Amended License with Biogen Idec MA Inc.*

In connection with the merger agreement, we and Covella entered into an amendment to license agreement in September 2010 with Biogen, amending an existing license agreement entered into in January 2009 between Covella and Biogen. Under the terms of the amended license, Biogen has granted us an exclusive, worldwide license to patents and certain know-how and other intellectual property owned and controlled by Biogen relating to SAN-300 and the anti-VLA-1 mAb development program. We are required to use commercially reasonable efforts to develop and commercialize at least one licensed product.

In connection with the execution of the amended license, we paid to Biogen $50,000 in cash and 55,970 in unregistered shares of our common stock. In addition, we may be obligated to make various clinical, regulatory and sales milestone payments based upon our success in developing and commercializing product candidates (with the first such milestone being payable upon successful completion of the first Phase II(b) clinical study). The amounts of the clinical and regulatory milestone payments vary depending on the type of product, the number of indications, and other specifically negotiated milestones. If SAN-300 is the first to achieve all applicable milestones for three indications, we will be required to pay Biogen maximum aggregate clinical and regulatory milestone payments of $97.2 million. The amount of the commercial milestone payments we will be required to pay Biogen will depend on the level of net sales of a particular product in a calendar year. The maximum aggregate commercial milestone payments to Biogen total $105.5 million for SAN-300, assuming cumulative net sales of at least $5 billion of such product, and total $60.25 million for products containing certain other compositions as described in the license, assuming cumulative net sales of at least $5 billion of such products. In addition, we will be required to pay tiered royalties ranging from low single digit to low double digit percentage rates, subject to reduction in certain limited circumstances, on net sales of products developed under the amended license. Our obligation to pay the royalties continues on a country-by-country basis until the date which is the later of: (i) expiration of the last valid claim of the patents licensed by us pursuant to the license agreement in such country; or (ii) 10 years after the first commercial sale of a licensed product in such country.

Under the amended license, Biogen has a right of first offer to supply our requirements of licensed products and a right of negotiation in the event that we decide to sublicense the right to commercialize a licensed product to a third party.

Unless the amended license is terminated earlier, it will remain in effect on a country-by-country basis until no further royalties would be due in such country. Each party is entitled to terminate the amended license upon the other party's uncured material breach or bankruptcy or insolvency, subject to certain cure and dispute resolution rights. In addition, we may terminate the amended license in our sole discretion upon 60 days' prior written notice. Following termination, the rights associated with the licensed products will revert to Biogen, subject to certain limited exceptions.

## Additional Strategic Alliances

To leverage our PPI technology and diversify our sources of revenue, we have entered into strategic alliances with other pharmaceutical companies that have capabilities in markets that we do not address.

### *OTC License Agreement with Merck*

In October 2006, we licensed exclusive rights to Merck under our PPI technology to develop, manufacture, market and sell Zegerid brand OTC products in the lower dosage strength of 20 mg of omeprazole in the U.S. and Canada. Under the license agreement, Merck is required to use active, sustained and diligent efforts to conduct and complete in a timely manner all activities required to develop licensed products, receive marketing approval for licensed products and market, sell and generate and meet market demand for licensed products in the licensed territories. Merck's diligence requirements include minimum marketing spending commitments and the utilization of the Zegerid name in any OTC product marks, as more specifically described in the license agreement. We and Merck have formed a joint steering committee to oversee Merck's activities under the license agreement and to facilitate communications between the parties.

Merck commenced commercial sales of Zegerid OTC (omeprazole 20 mg/sodium bicarbonate 1100 mg capsules), its first product under the license agreement, in March 2010, after receiving FDA approval in December 2009.

Under the license agreement, we received a $15.0 million upfront license fee in November 2006 and have received $27.5 million in milestone payments to date. We may receive up to an additional $37.5 million in aggregate milestone payments upon the achievement of specified sales milestones. We are also entitled to receive low double-digit royalties, subject to adjustment in certain circumstances, on net sales of any OTC products sold by Merck under the license agreement. In turn, we are obligated under our license agreement with the University of Missouri to pay royalties to the University of Missouri based on net sales of any OTC products sold by Merck.

During the term of the license agreement, Merck and its affiliates have agreed not to develop, market or sell other OTC PPI products in the U.S. or Canada, and also agreed to certain other limitations on Merck's activities related to PPI products. In addition, we agreed not to, and also agreed not to grant any license to any other third party to, develop, market or sell OTC products in the U.S. or Canada utilizing our PPI technology.

The license agreement remains in effect as long as Merck is marketing products under the license agreement. Merck may terminate the agreement at any time on 180 days prior written notice to us. In addition, either party may terminate the license agreement in the event of uncured material breach of a material obligation, subject to certain limitations, or in the event of bankruptcy or insolvency.

In September 2010, Merck filed lawsuits in the U.S. District Court for the District of New Jersey against each of Par Pharmaceutical, Inc., or Par, and Perrigo Research and Development Company, or Perrigo, for infringement of the patents listed in the Orange Book for Zegerid OTC. Additional information about the intellectual property for Zegerid OTC, including ongoing generic patent litigation, is set forth below under the heading "Business – Intellectual Property – Zegerid, Related PPI Technology and Pending Patent Litigation – Zegerid and Zegerid OTC Patent Litigation."

### *License Agreement with GSK*

In November 2007, we entered into a license agreement granting exclusive rights to GSK under our PPI technology to commercialize prescription and OTC immediate-release omeprazole products in a number of international markets.

Under the license agreement, we granted GSK the exclusive right to develop, manufacture and commercialize prescription and OTC immediate-release omeprazole products for sale in up to 114 countries within Africa, Asia, the Middle-East and Central and South America. GSK is required to use commercially reasonable efforts to seek regulatory approval for, and to launch, market and sell licensed products in the licensed territories and is required to do so within specified time frames in certain "major countries," defined in the license agreement as Brazil, China,

Mexico, South Africa, South Korea, Taiwan and Turkey. GSK will be responsible for all costs associated with its activities related to the license agreement.

Currently, GSK has made regulatory filings in Mexico, Brazil and selected countries in Africa, Asia and Latin America. GSK is continuing work to prepare the regulatory filings necessary to obtain marketing approval authorization in additional countries covered by the license agreement.

Under the license agreement, we received an $11.5 million upfront fee. We will also receive tiered royalties equal to a percentage of net sales, ranging from the mid-teens to mid-twenties, of any licensed products sold by GSK under the license agreement. The royalties are subject to reduction on a country-by-country basis in the event that sales of any generic products achieve a specific level of market share, referred to as "generic competition" in such country. In turn, we will be obligated under our license agreement with the University of Missouri to pay royalties to the University of Missouri based on net sales of any licensed products sold by GSK. GSK's obligation to pay royalties under the license agreement will continue as long as GSK is selling licensed products, unless the license agreement is terminated earlier or in the event GSK exercises its option to make a buy-out payment in 2027, the 20th anniversary of the license agreement. To support GSK's initial launch costs, we agreed to waive the initial $2.5 million of aggregate royalties payable to us.

During the term of the license agreement and until the later of the fifth anniversary of the effective date of the license agreement or the second anniversary of the termination of the license agreement, GSK has agreed not to market or sell other immediate-release PPI products in the licensed territories. Until the fifth anniversary of the effective date of the license agreement, we have agreed not to market or sell other immediate-release PPI products in the licensed territories.

The license agreement will remain in effect as long as GSK is obligated to pay royalties under the license agreement for one or more licensed territories. GSK may terminate the license agreement on six months prior written notice to us at any time. We may terminate the license agreement on a country-by-country basis in the event that GSK fails to satisfy its diligence obligations applicable to such country. In addition, either party may terminate the license agreement in the event of the other party's uncured material breach or bankruptcy or insolvency. Following termination, the rights associated with licensed products revert to us.

**License Agreement with Norgine**

In October 2009, we entered into a license agreement with Norgine, granting Norgine certain exclusive rights to develop, manufacture and commercialize prescription immediate-release omeprazole products in specified markets in Western, Central and Eastern Europe and in Israel.

Under the license agreement, Norgine is required to use commercially reasonable efforts to seek regulatory approval for, and to launch, market and sell licensed products in the licensed territories, either through its own organization and affiliates or through sublicensees, and is required to do so within specified time frames for "major" countries (France, Germany, Italy, Spain and the United Kingdom) and "non-major" countries, consisting of other western European countries, as well as central and eastern European countries and Israel, subject to certain exceptions. Norgine will be responsible for its costs associated with its activities related to the license agreement.

Under the license agreement, we received a $2.5 million upfront fee. We will also be entitled to receive up to an additional $10.0 million in milestone payments upon the achievement of certain regulatory events, subject to reductions based on Norgine's actual out-of-pocket costs directly related to its clinical, regulatory and reimbursement efforts for a "major" country, as defined under the license agreement. We will also receive tiered royalties ranging from the mid- to high-teens, subject to reduction in certain limited circumstances, on net sales of any products sold under the license agreement. In turn, we will be obligated to pay royalties to the University of Missouri based on net sales of any licensed products sold by Norgine during the royalty term.

Unless the license agreement is terminated earlier, Norgine's obligation to pay royalties under the license agreement will continue on a country-by-country basis until the later of the 15th anniversary of first commercial sale of licensed products in such country; and the expiration of the last valid patent claim (as defined in the license agreement) that would be infringed by the sale of such licensed product during an initial royalty term. Following expiration of the initial royalty term, the parties may agree to extend the royalty term, terminate the license agreement or negotiate in good faith a reduction of the applicable royalty rates.

During the term of the license agreement, Norgine has agreed not to develop, market or sell other PPI products in the licensed territories. During the term of the license agreement, we have agreed not to market or sell other PPI products in the licensed territories. We have also agreed to specified limitations on our ability to license over-the-counter versions of the licensed products in the licensed territories.

The license agreement will remain in effect as long as Norgine continues to sell licensed products in the licensed territories. Each party is entitled to terminate the license agreement upon the other party's uncured material breach or bankruptcy or insolvency, subject to certain cure and dispute resolution rights. In addition, we may terminate the license agreement in the event Norgine challenges the validity or enforceability of any licensed patent or trademark, and Norgine may terminate the license agreement on 12 months' prior written notice to us at any time. Following termination, the rights associated with licensed products revert to us.

**Sales and Marketing**

We have established a commercial organization that is focused on the marketing, promotion and sale of the Glumetza and Cycloset prescription products in the U.S. Our sales organization currently calls on endocrinologists and other selected physicians.

Our commercial organization is comprised of approximately 150 sales and marketing personnel, including in-house staff, our field sales representatives, sales managers and account managers. Our field sales representatives are positioned in major metropolitan areas across the U.S. and have an average of more than nine years of pharmaceutical sales experience.

These field sales representatives promote and sell the features and benefits of our Glumetza and Cycloset products to our called-on physicians. The field sales representatives each undergo a rigorous training program focused on our product offerings, disease background, competitive products and our sales techniques, as well as compliance with applicable laws. Our program includes significant field-based learning to provide a comprehensive understanding and perspective as to the applicable markets and disease states and the needs of both physicians and patients.

In addition, we utilize field-based district sales managers and regional sales directors to oversee the activities of our field sales representatives and national account managers to work with managed care organizations and the government to obtain formulary and reimbursement coverage for our products. We also use a variety of marketing programs to promote our products, including promotional materials, speaker programs, journal advertising, industry publications, electronic media and product sampling.

Our account managers contact third-party payors, seeking reimbursement coverage for our products. We have entered into contracts with private health insurers, managed care organizations, government entities and other third-party payors that provide coverage for the products we sell.

**Manufacturing and Distribution**

We rely on third parties for the manufacture of both clinical and commercial quantities of our products and for product distribution, and we do not currently have any of our own manufacturing or distribution facilities. Our third-party manufacturers are subject to extensive governmental regulation. The FDA mandates that drugs be manufactured, packaged and labeled in conformity with current good manufacturing practices, or cGMP. In complying with cGMP regulations, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure that their services and products meet applicable specifications and other requirements. We intend to continue to outsource the manufacture and distribution of our products for the foreseeable future, and we believe this manufacturing strategy will enable us to direct our financial resources to commercialization without devoting the resources and capital required to build cGMP compliant manufacturing facilities.

Although there are potential sources of supply other than our existing suppliers, any new supplier would be required to qualify under applicable regulatory requirements.

### *Glumetza*

For the Glumetza products, we rely on Depomed to oversee product manufacturing and supply. In turn, Depomed relies on a Patheon, Inc., or Patheon, facility located in Puerto Rico to manufacture Glumetza 500 mg and a Valeant Pharmaceuticals International, Inc. facility located in Canada to manufacture Glumetza 1000 mg.

### *Cycloset*

In connection with the license of rights to Cycloset, we assumed a manufacturing services agreement with Patheon, and, accordingly, we rely on a Patheon facility located in Ohio as the sole third-party manufacturer for Cycloset. The manufacturing services agreement with Patheon is non-exclusive and although we are not required to purchase any minimum quantity of the product under the agreement, we have agreed to purchase not less than a specified percentage of the total amount of Cycloset offered for sale by us in the U.S. So long as Patheon manufactures the required percentage for us, Patheon has agreed not to manufacture bromocriptine mesylate products, regardless of dosage form, for any other third party without our express written consent. The agreement expires in December 2016, and thereafter automatically continues for two-year renewal terms, unless 18 months prior written notice is provided by either party. We may terminate the agreement at any time if we decide to discontinue the product by providing Patheon advance notice within a specified period of time. We may also terminate the agreement with 30 days written notice in the event any governmental agency takes any action or raises any objection that prevents us from importing, exporting, purchasing or selling the product. Either party may immediately terminate the agreement if the other party fails to perform any material term of the agreement or in the event of the other party's insolvency, bankruptcy or if the agreement is assigned by the other party for the benefit of creditors. In addition, either party may terminate the agreement if the other party fails to perform any material term of the agreement, subject to prior written notice and opportunity to cure.

### *Zegerid*

We currently rely on Norwich Pharmaceuticals, Inc., or Norwich, located in New York, as the sole third-party manufacturer of the brand and related authorized generic Zegerid Capsules product. We have entered into a supply agreement with Norwich that continues in force indefinitely unless terminated with 18 months written notice. We can also terminate the agreement, effective immediately, at any time if we decide to no longer market the product, in the event any governmental agency takes any action that prevents us from importing, exporting, purchasing or selling the product or in the event of certain regulatory proceedings involving the manufacturer. Either party may terminate the agreement if the other party fails to perform any material term of the agreement and fails to cure such breach within a specified time period, subject to prior written notice.

We currently rely on Patheon as our sole commercial supplier for Zegerid Powder for Oral Suspension. We most recently amended our commercial supply agreement with Patheon in October 2009 to provide that Patheon will serve as a potential future commercial supplier of Zegerid Capsules, which will ultimately require regulatory approval of an NDA supplement. The agreement, as amended, has an initial five-year term, which expires in October 2014. Thereafter, the term of the agreement continues in force indefinitely, except that either party may terminate the agreement at any time by providing the other party with 18 months prior written notice. In addition, we may terminate the agreement at any time if we decide to no longer market a product by providing six months prior written notice. We may also terminate the agreement with 30 days written notice in the event any governmental agency takes any action that prevents us from purchasing or selling a product for a certain period of time. Either party may terminate the agreement if the other party fails to perform any material term of the agreement, subject to prior written notice within a specified time period, or in the event of the other party's insolvency or bankruptcy.

We also currently rely on Union Quimico Farmaceutica, S.A., or Uquifa, as our exclusive supplier of the omeprazole active ingredient in each of our Zegerid prescription products. Under our supply agreement with Uquifa, we must purchase all of our requirements of omeprazole from Uquifa. The current term of the agreement expires in September 2011. The agreement provides for automatic two-year renewal terms. We can terminate the agreement upon at least 12 months notice prior to the expiration of the term. In addition, we can terminate this agreement with 30 days written notice in the event any governmental agency takes any action that prevents us from purchasing or selling either omeprazole or the finished product for a certain period of time. Either party may terminate the agreement if the other party fails to perform any material term of the agreement subject to prior written notice and an opportunity to cure.

***Budesonide MMX and Rifamycin SV MMX***

For our budesonide MMX and rifamycin SV MMX development-stage products, we rely on Cosmo, located in Italy, to manufacture and supply all of our drug product requirements. We have agreed to purchase such requirements exclusively from Cosmo during the term of our license agreement with Cosmo. We and Cosmo have agreed to enter into a separate supply agreement prior to the submission of the first NDA for each development product.

***Rhucin***

For our Rhucin development-stage product, we rely on Pharming to oversee product manufacturing and supply. In turn, Pharming utilizes certain of its own facilities as well as third-party manufacturing facilities for supply, all of which are located in Europe.

***SAN-300***

For our SAN-300 development-stage product, we plan to utilize clinical trial material previously manufactured by Biogen. In the future, Biogen has a right of first offer to supply our product requirements.

***Distribution***

We sell our Cycloset and Zegerid brand products primarily to pharmaceutical wholesalers, who in turn seek to distribute the products to retail pharmacies, mail order pharmacies, hospitals and other institutional customers. We have retained third-party service providers to perform a variety of functions related to the distribution of our approved products, including logistics management, sample accountability, storage and transportation. We have also entered into channel services agreements with some wholesalers under which we receive certain distribution management services and data reporting from the wholesalers, in exchange for a fee.

Under our promotion agreement for the Glumetza products, Depomed is responsible for invoicing and distribution of the Glumetza products to pharmaceutical wholesalers and other customers. Under our authorized generic agreement with Prasco, we supply our authorized generic of prescription Zegerid Capsules and Prasco is responsible for invoicing and distribution to pharmaceutical wholesalers and other customers.

**Intellectual Property**

Our goal is to obtain, maintain and enforce patent protection for our products, compounds, formulations, processes, methods and other proprietary technologies invented, developed, licensed or acquired by us, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the U.S. and in other countries. Our policy is to actively seek to obtain, where appropriate, intellectual property protection for our products, proprietary information and proprietary technology through a combination of contractual arrangements and laws, including patents, both in the U.S. and elsewhere in the world.

Due to the length of time and expense associated with bringing new pharmaceutical products to market, we recognize that there are considerable benefits associated with developing, licensing or acquiring products that are protected by existing patents or for which patent protection can be obtained. In addition, we have applied and intend to continue to apply for patent protection for new technology we develop whenever we determine that the benefit of patent protection outweighs the cost of obtaining patent protection.

We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how that is not patentable, and for inventions for which patents may be difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require our employees, consultants, advisors and certain other contractors to enter into confidentiality agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. Additionally, these confidentiality agreements require that our employees, consultants and advisors do not bring to us, or use without proper authorization, any third party's proprietary technology or information.

***Glumetza and Pending Patent Litigation***

We have exclusive rights to promote the Glumetza products in the U.S. under our promotion agreement with Depomed. Currently, there are four issued U.S. patents that are owned or licensed by Depomed that we believe provide coverage for the Glumetza 500 mg dose product (U.S. Patent Nos. 6,340,475; 6,635,280; 6,488,962; and 6,723,340), with expiration dates in 2016, 2020 and 2021. There are two issued U.S. patents that are owned or licensed by Depomed that we believe provide coverage for the Glumetza 1000 mg dose product (U.S. Patent Nos. 6,488,962 and 7,780,987), with expiration dates in 2020 and 2025.

*Depomed, Inc. – Glumetza Patent Litigation*

In November 2009, Depomed filed a lawsuit in the United States District Court for the Northern District of California against Lupin Limited and its wholly owned subsidiary, Lupin Pharmaceutical, Inc., collectively referred to herein as Lupin, for infringement of the following patents listed in the Orange Book for Glumetza: U.S. Patent Nos. 6,340,475; 6,635,280; and 6,488,962. The lawsuit was filed in response to an abbreviated new drug application, or ANDA, and paragraph IV certification filed with the FDA by Lupin regarding Lupin's intent to market generic versions of 500 mg and 1000 mg tablets for Glumetza prior to the expiration of the asserted Orange Book patents. Depomed commenced the lawsuit within the requisite 45 day time period, placing an automatic stay on the FDA from approving Lupin's proposed products for 30 months or until a decision is rendered by the District Court, which is adverse to the asserted Orange Book patents, whichever may occur earlier. Absent a court decision, the 30-month stay is expected to expire in May 2012. Lupin has prepared and filed an answer in the case, principally asserting non-infringement and invalidity of the Orange Book patents, and has also filed counterclaims. Discovery is currently underway and a hearing for claim construction, or Markman hearing, was held in January 2011.

Under the terms of our promotion agreement with Depomed, Depomed has assumed responsibility for managing and paying for this action, subject to certain consent rights held by us regarding any potential settlements or other similar types of dispositions. Although Depomed has indicated that it intends to vigorously defend and enforce its patent rights, we are not able to predict the timing or outcome of this action.

***Cycloset***

We have exclusive rights to manufacture and commercialize Cycloset in the U.S. under our distribution and license agreement with S2 and VeroScience. Currently, there are five issued U.S. patents that we have licensed from S2 and VeroScience that we believe provide coverage for Cycloset (U.S. Patent Nos. 5,468,755; 5,679,685; 5,716,957; 5,756,513; and 5,866,584), with expiration dates in 2012, 2014 and 2015.

***Budesonide MMX***

We have exclusive rights to develop and commercialize the budesonide MMX development-stage product in the U.S. under our strategic collaboration with Cosmo. Currently, there are two issued U.S. patents that are owned by Cosmo and licensed to us that we believe provide coverage for budesonide MMX (U.S. Patent Nos. 7,431,943 and 7,410,651), each of which expires in 2020.

***Rhucin***

We have exclusive rights to develop and commercialize the Rhucin development-stage product in the U.S., Canada and Mexico under our license and supply agreements with Pharming. Currently, there are two issued U.S.

patents that are owned by Pharming and licensed to us that we believe provide coverage for Rhucin (U.S. Patent Nos. 7,067,713 and 7,544,853), which expire in 2022 and 2024. In addition, Rhucin, as a biological product, is entitled under current legislation to a period of 12 years of data exclusivity.

***Rifamycin SV MMX***

We have exclusive rights to develop and commercialize the rifamycin SV MMX development-stage product in the U.S. under our strategic collaboration with Cosmo. Currently, there is one issued U.S. patent that is owned by Cosmo and licensed to us that we believe provides coverage for rifamycin SV MMX (U.S. Patent No. 7,431,943), which expires in June 2020.

***SAN-300***

We acquired worldwide rights to develop and commercialize the SAN-300 development-stage product in connection with our acquisition of Covella. Currently, there are four issued U.S. patents that are owned by Biogen and licensed to us that we believe provide coverage for SAN-300 (U.S. Patent Nos. 7,358,054; 7,462,353; 6,955,810; and 7,723,073), which expire in 2020 and 2022. In addition, SAN-300, as a biological product, is entitled under current legislation to a period of 12 years of data exclusivity.

***Zegerid, Related PPI Technology and Pending Patent Litigation***

We have entered into an exclusive, worldwide license agreement with the University of Missouri for patents and pending patent applications relating to specific formulations of PPIs with antacids and other buffering agents and methods of using these formulations. Currently, there are six issued U.S. patents that have provided coverage for our Zegerid products (U.S. Patent Nos. 5,840,737; 6,489,346; 6,645,988; 6,699,885; 6,780,882; and 7,399,772), all of which are subject to the University of Missouri license agreement. Five of these patents were asserted in our patent litigation against Par and were recently found to be invalid by ruling of the U.S. District Court for the District of Delaware, which ruling is being appealed, as further described below. In addition to the issued U.S. patents described above, several international patents have been issued.

*Zegerid and Zegerid OTC® Patent Litigation*

In April 2010, the U.S. District Court for the District of Delaware ruled that five patents covering Zegerid Capsules and Zegerid Powder for Oral Suspension (U.S. Patent Nos. 6,489,346; 6,645,988; 6,699,885; 6,780,882; and 7,399,772) were invalid due to obviousness. These patents were the subject of lawsuits we filed in 2007 in response to ANDAs filed by Par with the FDA. In May 2010, we filed an appeal of the District Court's ruling to the U.S. Court of Appeals for the Federal Circuit. The Federal Circuit court has indicated oral argument will be scheduled in May 2011. Although we intend to vigorously defend and enforce our patent rights, we are not able to predict the timing or outcome of the appeal.

In September 2010, Merck filed lawsuits in the U.S. District Court for the District of New Jersey against each of Par and Perrigo for infringement of the patents listed in the Orange Book for Zegerid OTC (U.S. Patent Nos. 6,489,346; 6,645,988; 6,699,885; and 7,399,772). We and the University of Missouri, licensors of the listed patents, are joined in the lawsuits as co-plaintiffs. Par and Perrigo had filed ANDAs with the FDA regarding each company's intent to market a generic version of Zegerid OTC prior to the expiration of the listed patents. The parties in each of these lawsuits have agreed to stay the court proceedings until the earlier of the outcome of the pending appeal related to the Zegerid prescription product litigation or receipt of tentative regulatory approval for the proposed generic Zegerid OTC products. We are not able to predict the timing or outcome of these lawsuits.

Any adverse outcome in the litigation described above would adversely impact our Zegerid and Zegerid OTC business, including the amount of, or our ability to receive, milestone payments and royalties under our agreement with Merck. For example, the royalties payable to us under our license agreement with Merck are subject to reduction in the event it is ultimately determined by the courts (with the decision being unappealable or unappealed within the time allowed for appeal) that there is no valid claim of the licensed patents covering the manufacture, use or sale of the Zegerid OTC product and third parties have received marketing approval for, and are conducting bona fide ongoing commercial sales of, generic versions of the licensed products. The ruling may also negatively impact the patent protection for the products being commercialized pursuant to our ex-US licenses with GSK and Norgine. Although the U.S. ruling is not binding in countries outside the U.S., similar challenges to those raised in the U.S. litigation may be raised in territories outside the U.S.

Regardless of how these litigation matters are ultimately resolved, the litigation has been and will continue to be costly, time-consuming and distracting to management, which could have a material adverse effect on our business.

*Exclusive License Agreement with the University of Missouri*

In January 2001, we entered into an exclusive, worldwide license agreement with the University of Missouri for patents and pending patent applications relating to specific formulations of PPIs with antacids and other buffering agents and methods of using these formulations. Pursuant to the terms of the license agreement, we paid the University of Missouri an upfront licensing fee of $1.0 million in 2001, a one-time $1.0 million milestone fee in 2003 following the filing of our first NDA and a one-time $5.0 million milestone fee in July 2004 following the FDA's approval of Zegerid Powder for Oral Suspension 20 mg. We are required to make additional milestone payments to the University of Missouri upon initial commercial sale in specified territories outside the U.S., which may total up to $3.5 million in the aggregate. We are also required to make milestone payments based on first-time achievement of significant sales thresholds, up to a maximum of $86.3 million, the first of which was a one-time $2.5 million milestone payment upon initial achievement of $100.0 million in annual calendar year net product sales, which was paid to the University of Missouri in the first quarter of 2009. We are also obligated to pay royalties to the University of Missouri on net sales of our products and any products commercialized by GSK, Merck and Norgine under our existing license and distribution agreements. In addition, we are required to bear the costs of prosecuting and maintaining the licensed patents, but the University of Missouri remains responsible for prosecution of any applications. Under the license agreement, we are also required to carry occurrence-based liability insurance with policy limits of at least $5.0 million per occurrence and a $10.0 million annual aggregate.

The license from the University of Missouri expires in each country when the last patent for licensed technology expires in that country and the last patent application for licensed technology in that country is abandoned, provided that our obligation to pay certain minimum royalties in countries in which there are no pending patent applications or existing patents terminates on a country-by-country basis on the 15th anniversary of our first commercial sale in such country. If we fail to meet certain diligence obligations following commercialization in specified countries, the University of Missouri can terminate our license or render it non-exclusive with respect to those countries. Our rights under this license are also generally subject to early termination under specified circumstances, including our material and uncured breach or our bankruptcy or insolvency. To date, we believe we have met all of our obligations under the license. We can terminate the license at any time, in whole or in part, with 60 days written notice.

***Trademarks***

We have received U.S. and EU trademark registration for our corporate name, Santarus®. We also have received trademark registration in the U.S., EU, Canada and Japan for our brand name, Zegerid®. We have applied for trademark registration for various other names and logos. Over time, we intend to maintain registrations on trademarks that remain valuable to our business.

We have licensed to Merck the right to use various Zegerid related trademarks, including Zegerid OTC®, in connection with their licensed OTC products.

We have licensed from Depomed the right to use the Glumetza® registered trademark in the U.S. in connection with our promotion of Glumetza. We have licensed from S2 and VeroScience the right to use the Cycloset® registered trademark in the U.S. in connection with our promotion of Cycloset.

We have licensed from Cosmo the right to use the MMX® and MMX Multi-Matrix System® registered trademarks in the U.S. in connection with our development and commercialization of the budesonide MMX and rifamycin SV MMX development-stage products. We have licensed from Pharming the right to use the Rhucin® registered trademark in the U.S., Canada and Mexico in connection with our commercialization of the Rhucin development-stage product.

## Competition

The pharmaceutical industry is subject to intense competition. Our success will depend, in part, upon our ability to achieve market share at the expense of existing, established and future products in the relevant target markets. We face, and will continue to face, competition in the development and commercialization of our products primarily from pharmaceutical and biotechnology companies, many of which have significantly greater financial and other resources than we do, as well as from academic institutions, government agencies and research institutions.

The Glumetza prescription products compete with many other products, including:

- other branded immediate-release and extended-release metformin products (such as Fortamet®, Glucophage® and Glucophage XR®);
- generic immediate-release and extended-release metformin products; and
- other prescription diabetes treatments.

In addition, various companies are developing new products that may compete with the Glumetza products in the future. For example, Depomed has announced that it has licensed rights to use its extended-release metformin technology in combination with sitagliptin, the active ingredient in Merck's Januvia® product, and with canagliflozin, a sodium-glucose transporter-2, or SGLT2, compound being developed by Janssen. The Glumetza prescription products are also the subject of a pending ANDA and related patent infringement litigation. If the litigation is resolved unfavorably to our licensor, Depomed, we may face competition from generic versions of 500 mg and 1000 mg dosage strengths of Glumetza prior to patent expiry.

The Cycloset prescription product will compete with many other products, including:

- dipeptidyl peptidase IV inhibitors, or DPP-4, products (such as Januvia® and Onglyza™);
- glucagon-like peptide 1, or GLP-1, receptor agonist products (such as Byetta® and Victoza®);
- thiazolidinedione, or TZD, products (such as Avandia® and Actos®);
- sulfonylureas products (such as Amaryl® and Glynase®); and
- branded and generic metformin products.

In addition, various companies are developing new products that may compete with the Cycloset product in the future. For example, SGLT2 and new DPP-4 inhibitor products in development could compete with Cycloset in treating type 2 diabetes patients in the future. In addition, companies could develop combination products that include bromocriptine mesylate as one of the active ingredients for the treatment of type 2 diabetes.

We or our strategic partners may also face competition for our products from lower-priced products from foreign countries that have placed price controls on pharmaceutical products. Proposed federal legislative changes may expand consumers' ability to import lower-priced versions of our products and competing products from Canada and other developed countries. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with our own products could negatively impact our business and prospects.

The existence of numerous competitive products may put downward pressure on pricing and market share, which in turn may adversely affect our business, financial condition and results of operations.

## Research and Development

Our research and development expenses were $17.4 million for 2010, $16.2 million for 2009 and $11.8 million for 2008. Research and development expenses have historically consisted primarily of costs associated with clinical studies of our products under development as well as clinical studies designed to further differentiate our products from those of our competitors, development of and preparation for commercial manufacturing of our products, compensation and other expenses related to research and development personnel and facilities expenses.

Our research and development efforts are currently focused on the advancement of our budesonide MMX, Rhucin, rifamycin SV MMX and SAN-300 development-stage products. Additional information about these development programs is set forth above under the heading "Business – Development-Stage Products."

We are unable to estimate with any certainty the research and development costs that we may incur in the future. In the future, we may conduct additional clinical studies to further differentiate our marketed products and products under development, as well as conduct research and development related to any future products that we may in-license or otherwise acquire. Although we are currently focused primarily on the advancement of the budesonide MMX, Rhucin, rifamycin SV MMX and SAN-300 development-stage products, we anticipate that we will make determinations as to which development projects to pursue and how much funding to direct to each project on an ongoing basis in response to the scientific, clinical and commercial merits of each project.

**Government Regulation**

Governmental authorities in the U.S. and other countries extensively regulate the research, development, testing, manufacturing, labeling, storage, recordkeeping, advertising, promotion, export, marketing and distribution, among other things, of pharmaceutical products. In the U.S., the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and other federal statutes and regulations, subjects pharmaceutical products to rigorous review. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs or BLAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

We and our third-party manufacturers, distributors, clinical research organizations, and contract sales organization may also be subject to regulations under other federal, state, and local laws, including the Occupational Safety and Health Act, the Environmental Protection Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries.

***Clinical Testing and the FDA Approval Process***

To obtain approval of a new product from the FDA, we must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture, quality control and composition of the product and proposed labeling. The testing and collection of data and the preparation of necessary applications are expensive and time-consuming. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties and/or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing our products.

The process required by the FDA before a new drug or biological product may be marketed in the U.S. generally involves the following: completion of preclinical laboratory and animal testing in compliance with FDA regulations; submission of an investigational new drug application, or IND, which must become effective before human clinical studies may begin in the U.S.; performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the proposed drug or biological product for its intended use; submission of an NDA or BLA; and approval of an NDA or BLA by the FDA.

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information including information about product chemistry, manufacturing and controls and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

Clinical trials involve the administration of the investigational new drug or biological product to healthy volunteers or patients under the supervision of a qualified investigator. The sponsor typically conducts human clinical studies in three sequential phases, but the phases may overlap. In phase I clinical studies, the product is tested in a small number of patients or healthy volunteers, primarily to evaluate safety, metabolism, pharmacokinetics, and pharmacological actions at one or more doses. In phase II, in addition to safety, the sponsor evaluates the efficacy of the product on targeted indications, and identifies possible adverse effects and safety risks, in a patient population somewhat larger than phase I clinical studies. Phase III clinical studies typically involve additional clinical evaluation of safety and clinical efficacy in an expanded population at geographically-dispersed test sites.

Clinical studies must be conducted in accordance with the FDA's good clinical practices requirements as well as protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. The FDA may order the temporary or permanent discontinuation of a clinical study at any time or impose other sanctions if it believes that the clinical study is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical study patients. An institutional review board, or IRB, generally must approve the clinical study design and patient informed consent at each clinical site and may also require the clinical study at that site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

The applicant must submit to the FDA the results of the preclinical and clinical studies, together with, among other things, detailed information on the manufacture, quality control and composition of the product and proposed labeling, in the form of an NDA or BLA, including payment of a user fee. The application user fee for fiscal year 2011 is $1,542,000. The FDA has 60 days from its receipt of an NDA or BLA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accepting an NDA or BLA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. The FDA has agreed to certain performance goals, known as PDUFA goals, in the review of NDAs or BLAs. The goal for initial review of applications for non-priority drug or biological products is ten months while the goal for initial review of most applications for priority review drugs or biologicals, that is, drugs or biologicals that FDA determines represent a significant improvement over existing therapy, is six months.

The review process and the target action date under PDUFA may be extended by three months if the FDA requests or the NDA or BLA sponsor otherwise provides certain additional information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel products or products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug or biological product is manufactured. FDA will not approve the product unless compliance with current good manufacturing practices or cGMP is satisfactory and the NDA or BLA contains data that provide substantial evidence that the drug or biological product is safe and effective in the indication studied.

Following completion of the FDA's review of the NDA or BLA and the clinical and manufacturing procedures and facilities, the FDA will issue an action letter, which will either be an "approval" authorizing commercial marketing of the drug or biological for certain indications or a "complete response letter" containing the conditions that must be met in order to secure approval of the NDA or BLA. These conditions may include deficiencies identified in connection with the FDA's evaluation of the NDA or BLA submission or the clinical and manufacturing procedures and facilities. Until any such conditions or deficiencies have been resolved, the FDA may refuse to approve the NDA or BLA.

***Section 505(b)(2) New Drug Applications***

As an alternate path to FDA approval for new indications or improved formulations of previously-approved products, a company may file a Section 505(b)(2) NDA, instead of a "stand-alone" or "full" NDA. Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FDCA, was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Act. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. For example, the

Hatch-Waxman Act permits the applicant to rely upon the FDA's findings of safety and effectiveness for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new formulation for all or some of the label indications for which the referenced product has been approved, or the new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on the FDA's findings for an already-approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book publication. Specifically, the applicant must certify that: (1) the required patent information has not been filed; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid or will not be infringed by the manufacture, use or sale of the new product. A certification that the new product will not infringe the already approved product's Orange Book-listed patents or that such patents are invalid is called a paragraph IV certification. If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired. The Section 505(b)(2) application may also not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

If the applicant has provided a paragraph IV certification to the FDA, the applicant must also send notice of the paragraph IV certification to the NDA and patent holders once the NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a legal challenge to the paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of their receipt of a paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earliest of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant. For drugs with five-year exclusivity, if an action for patent infringement is initiated after year four of that exclusivity period, then the 30-month stay period is extended by such amount of time so that 7.5 years has elapsed since the approval of the NDA with five-year exclusivity. This period could be extended by six months if the NDA sponsor obtains pediatric exclusivity. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized. Alternatively, if the listed patent holder does not file a patent infringement lawsuit within the required 45-day period, the applicant's NDA will not be subject to the 30-month stay.

***Marketing Exclusivity Under the Hatch-Waxman Act***

Under the Hatch-Waxman Act, newly-approved drugs and indications benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active moiety. Hatch-Waxman prohibits the submission of an ANDA or a Section 505(b)(2) NDA for another version of such drug during the five-year exclusive period; however, as explained above, submission of an ANDA or Section 505(b)(2) NDA containing a paragraph IV certification is permitted after four years, which may trigger a 30-month stay of approval of the ANDA or Section 505(b)(2) NDA. Protection under Hatch-Waxman will not prevent the submission or approval of another full NDA; however, the applicant would be required to conduct its own preclinical and adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, dosages or strengths of an existing drug, if new clinical investigations that were conducted or sponsored by the applicant are essential to the approval of the application. Additionally, six months of marketing exclusivity is available under Section 505A of the FDCA if, in response to a written request from the FDA, a sponsor submits and the agency accepts certain requested information relating to the use of the approved drug in the pediatric population.

***The Orphan Drug Act***

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA or BLA for that orphan indication. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation is the first to subsequently receive FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity for seven years in the U.S. (i.e., the FDA may not approve any other applications to market the same drug for the same disease for seven years, except in very limited circumstances). Orphan drug designation exclusivity lasts for 10 years in the EU.

***Other Regulatory Requirements***

Following FDA approval, marketed prescription products continue to be subject to a number of post-approval regulatory requirements. If we seek to make certain changes to an approved product, such as the addition of a new labeled indication or certain manufacturing changes or product enhancements, we will need FDA review and approval before the change can be implemented. While physicians may use products for indications that have not been approved by the FDA, we may not label or promote the product for an indication that has not been approved. In addition, adverse experiences associated with use of the products must be reported to the FDA, and FDA rules govern how we can label, advertise or otherwise commercialize our products.

The FDA also may, in its discretion, require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. For example, in connection with the approval of our NDAs for Zegerid Powder for Oral Suspension, we committed to commence clinical studies to evaluate the product in pediatric populations in 2005. We have not yet commenced any of the studies and have requested a waiver of this requirement from the FDA.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product.

Several states now require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and to report gifts and payments to individual physicians in these states. Other states prohibit providing various other marketing-related activities. Still other states require the posting of information relating to clinical studies and their outcomes. In addition, several states require pharmaceutical companies to implement compliance programs or marketing codes.

In addition, we and the third-party manufacturers on which we rely for the manufacture of our products are subject to requirements that drug and biological products be manufactured, packaged and labeled in conformity with cGMP. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements. The FDA periodically inspects drug and biological manufacturing facilities to evaluate compliance with cGMP requirements.

Also, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drug and biological products to physicians. This practice is regulated by the FDA and other governmental authorities, including, in particular, requirements concerning recordkeeping and control procedures. Civil or criminal penalties may be assessed for non-compliance.

Outside of the U.S., our ability or that of our partners to market our products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the risks associated with the FDA approval described above. In addition, the requirements governing the conduct of clinical studies and marketing authorization vary widely from country to country.

***Patient Protection and Affordable Care Act of 2010***

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or PPACA, is a sweeping measure intended to expand healthcare coverage within the U.S., primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. The law imposes a new fee on certain manufacturers and importers of branded prescription drugs, which includes drugs and biologicals. The annual fee will be apportioned among the participating companies based on each company's sales of qualifying products to, and used by, certain U.S. government programs during the preceding year.

Additionally, several provisions of the new law, which have varying effective dates, may affect us and will likely increase certain of our costs. For example, an increase in the Medicaid rebate rate from 15.1% to 23.1% was effective as of January 1, 2010, and the volume of rebated drugs has been expanded to include beneficiaries in Medicaid managed care organizations, effective as of March 23, 2010.

The PPACA also created a regulatory pathway for the abbreviated approval for biological products that are demonstrated to be "biosimilar" or "interchangeable" with an FDA-approved biological product. In order to meet the standard of interchangeability, a sponsor must demonstrate that the biosimilar product can be expected to produce the same clinical result as the reference product, and for a product that is administered more than once, that the risk of switching between the reference product and biosimilar product is not greater than the risk of maintaining the patient on the reference product. Such biosimilars would reference biological products approved in the U.S. The law establishes a period of 12 years of data exclusivity for reference products, which protects the data in the original BLA by prohibiting sponsors of biosimilars from gaining FDA approval based in part on reference to data in the original BLA.

The PPACA also imposes new reporting and disclosure requirements for pharmaceutical and device manufacturers with regard to payments or other transfers of value made to physicians and teaching hospitals, effective in 2013. In addition, pharmaceutical and device manufacturers will also be required to report and disclose investment interests held by physicians and their immediate family members during the preceding calendar year.

The reforms imposed by the new law will significantly impact the pharmaceutical industry; however, the full effects of the PPACA cannot be known until these provisions are implemented and the Centers for Medicare & Medicaid Services and other federal and state agencies issue applicable regulations or guidance. It is also possible that the PPACA may be modified or repealed in the future. For example, the President's Budget for Fiscal Year 2012 proposes to trim the 12-year exclusivity period for biological products to seven years of exclusivity beginning in 2012. In addition, as the result of several lawsuits filed in federal court challenging the PPACA as unconstitutional, the U.S. Supreme Court could strike down the law, including the provisions concerning biosimilars and reference product exclusivity. Finally, several bills have been introduced in the U.S. Congress to repeal the PPACA. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our products or development-stage products.

## Employees

As of January 31, 2011, we had 223 employees. A total of 39 employees were engaged in clinical research, regulatory, quality assurance, product development and manufacturing, and medical affairs, 159 were in sales, marketing, commercial operations and business development, and 25 were in administration and finance.

## Available Information

We make available free of charge on or through our Internet web site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Our Internet address is www.santarus.com. Information is also available through the SEC's website at www.sec.gov or is available at the SEC's Public Reference Room located at 100 F Street, NE, Washington DC, 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330.

## Item 1A. Risk Factors

Certain factors may have a material adverse effect on our business, financial condition and results of operations, and you should carefully consider them. Accordingly, in evaluating our business, we encourage you to consider the following discussion of risk factors in its entirety, in addition to other information contained in this report as well as our other public filings with the Securities and Exchange Commission, or SEC.

In the near-term, the success of our business will depend on many factors, including:

- our ability to generate revenues from our two marketed products: Glumetza® (metformin hydrochloride extended release tablets) and Cycloset® (bromocriptine mesylate) tablets, both of which are indicated to treat type 2 diabetes;

- our ability to successfully advance the development of, obtain regulatory approval for and ultimately commercialize, our development products: budesonide MMX®, Rhucin® (recombinant human C1 inhibitor), rifamycin SV MMX and SAN-300;

- our ability to maintain patent protection and regulatory exclusivity for our commercial and development-stage products, including difficulty in predicting the timing and outcome of the Glumetza, Zegerid® and Zegerid OTC® patent litigation;

- our ability to continue to generate revenues from our branded and authorized generic Zegerid (omeprazole/sodium bicarbonate) prescription products and the impact on our business and financial condition of the ongoing generic competition for our Zegerid products;

- our ability to achieve continued progress under our strategic alliances, including our over-the-counter, or OTC, license agreement with Schering-Plough HealthCare Products, Inc., a subsidiary of Merck & Co., Inc., or Merck, our license agreement with Glaxo Group Limited, an affiliate of GlaxoSmithKline plc, or GSK, and our license agreement with Norgine B.V., or Norgine, and the potential for early termination of, or reduced payments under, these agreements; and

- the impact on our business of significant change, and the risk that we may not be successful in integrating our new marketed and development-stage products into our existing operations or in achieving the planned results from our 2010 corporate restructuring or our expanded product portfolio and pipeline.

Each of these factors, as well as other factors that may impact our business, are described in more detail in the following discussion. Although the factors highlighted above are among the most significant, any of the following factors could materially adversely affect our business or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time, and you should consider all of the factors described when evaluating our business.

## Risks Related to Our Business and Industry

***We are dependent upon our ability to generate revenues from Glumetza and Cycloset, our only promoted commercial products, and we cannot be certain that we will be successful.***

Our ability to generate product revenue in the near term will depend primarily on the success of Glumetza and Cycloset. The commercial success of Glumetza and Cycloset will depend on several factors, including:

- our ability to generate and increase market demand for, and sales of, Glumetza and to mitigate the impact of a prior recall and supply interruption of Glumetza 500 mg, which resulted in the unavailability of this dosage strength from June 2010 through early January 2011;
- our ability to successfully generate demand for, and sales of, Cycloset, which we recently launched in November 2010 and have limited experience promoting;
- the ability to maintain patent coverage for Glumetza and Cycloset, including whether a favorable outcome is obtained in the pending patent infringement lawsuit relating to Glumetza;
- our ability to accurately forecast manufacturing requirements and manage inventory levels for Cycloset during the launch period and in light of the product's limited expiry dating;
- the performance of third-party manufacturers and our ability to maintain commercial manufacturing arrangements necessary to meet commercial demand for the products;
- the occurrence of adverse side effects or inadequate therapeutic efficacy of the products, and any resulting product liability claims or additional product recalls;
- the availability of adequate levels of reimbursement coverage for the products from third-party payors, particularly in light of the availability of other branded and generic competitive products; and
- our ability to effectively market Glumetza and Cycloset in accordance with the requirements of the U.S. Food and Drug Administration, or FDA.

In addition, in June 2010 we announced a corporate restructuring, including a substantial workforce reduction in our commercial organization. Our reduced commercial presence may not be adequate to promote both Glumetza and Cycloset.

We promote the Glumetza products under a promotion agreement that we entered into with Depomed, Inc., or Depomed, and we promote the Cycloset products under a distribution and license agreement that we entered into with S2 Therapeutics, Inc., or S2, and VeroScience, LLC, or VeroScience. Our ability to successfully commercialize the Glumetza and Cycloset products is also subject to risks associated with these agreements, including the potential for termination of the agreements and our reliance on Depomed and VeroScience to maintain regulatory responsibility and patent protection for the products.

We cannot be certain that our marketing of the Glumetza and Cycloset products will result in increased demand for, and sales of, those products. If we fail to successfully commercialize these products, we may be unable to generate sufficient revenues to grow our business, and our business, financial condition and results of operations would be adversely affected.

***Our commercialization efforts and revenues have been negatively impacted by the prior recall and supply interruption of Glumetza 500 mg.***

In June 2010, Depomed temporarily suspended product shipments of Glumetza 500 mg to its customers in connection with Depomed's voluntary, wholesaler-level recall of 52 lots of Glumetza 500 mg due to the presence of trace amounts of a chemical called 2,4,6-tribromoanisole, or TBA, in bottles containing the 500 mg formulation of Glumetza. The 1000 mg formulation of Glumetza was not subject to the recall. Following implementation of various corrective actions by Depomed's supplier, Depomed resumed shipments of Glumetza 500 mg in early January 2011. This recall and supply interruption resulted in the unavailability of this dosage strength for over six months and adversely impacted our Glumetza promotion revenues in the second, third and fourth quarters of 2010. Although we have resumed the promotion and supply of Glumetza 500 mg, many of the patients who were previously prescribed Glumetza may be taking other prescription metformin products, and we may never be able to regain the lost share of the business caused by the recall.

The recall illustrates our dependence upon Depomed for critical aspects of the supply of Glumetza. For example, we had limited control over the recall and resupply activities, including with respect to Depomed's interaction with the FDA, its contract manufacturer and the Glumetza wholesalers. We and Depomed may also suffer damage to our reputations and face product liability claims. Similar recall and supply interruptions may occur again in the future and may affect our Glumetza products or other products.

***Our development-stage products will require significant development activities and ultimately may not be approved by the FDA, and any failure or delays associated with these activities or the FDA's approval of such products would increase our costs and time to market.***

We will not be permitted to market budesonide MMX, Rhucin, rifamycin SV MMX and SAN-300 or any other development products for which we may acquire rights in the U.S. until we complete all necessary development activities and obtain regulatory approval from the FDA.

To market a new drug in the U.S., we must submit to the FDA and obtain FDA approval of a new drug application, or NDA, or a biologics license application, or BLA. An NDA or BLA must be supported by extensive clinical and preclinical data, as well as extensive information regarding chemistry, manufacturing and controls, or CMC, to demonstrate the safety and effectiveness of the applicable product candidate. The FDA's regulatory review of NDAs and BLAs is becoming increasingly focused on product safety attributes, and even if approved, development-stage products may not be approved for all indications requested and such approval may be subject to limitations on the indicated uses for which the drug may be marketed, restricted distribution methods or other limitations.

Failure can occur at any stage of clinical testing. The clinical study process may fail to demonstrate that our products are safe for humans or effective for their intended uses. Our clinical tests must comply with FDA and other applicable regulations, including a requirement that they be conducted in accordance with good clinical practices. We may encounter delays based on our inability to timely enroll enough patients to complete our clinical studies. We may suffer significant setbacks in advanced clinical studies, even after showing promising results in earlier studies. Based on results at any stage of clinical studies, we may decide to discontinue development of a product candidate. We or the FDA may suspend clinical studies at any time if the patients participating in the studies are exposed to unacceptable health risks or if the FDA finds deficiencies in our applications to conduct the clinical studies or in the conduct of our studies.

Regulatory approval of an NDA or a BLA is difficult, time-consuming and expensive to obtain. The number and types of preclinical studies and clinical trials that will be required for NDA or BLA approval varies depending on the product candidate, the disease or the condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. Despite the time and expense associated with preclinical and clinical studies, failure can occur at any stage, and we could encounter problems that cause us to repeat or perform additional preclinical studies, CMC studies or clinical studies. The FDA and similar foreign authorities could delay, limit or deny approval of a product candidate for many reasons, including because they:

- may not deem a product candidate to be adequately safe and effective;
- may not find the data from preclinical studies, CMC studies and clinical studies to be sufficient to support a claim of safety and efficacy;

- may interpret data from preclinical studies, CMC studies and clinical studies significantly differently than we do;

- may not approve the manufacturing processes or facilities utilized for our development products;

- may conclude that we have not sufficiently demonstrated long-term stability of the formulation for which we are seeking marketing approval;

- may change approval policies (including with respect to our development products' class of drugs) or adopt new regulations; or

- may not accept a submission due to, among other reasons, the content or formatting of the submission.

Even if we believe that data collected from our preclinical studies, CMC development program and clinical studies of our development products are promising and that our information and procedures regarding CMC are sufficient, our data may not be sufficient to support marketing approval by the FDA or any other U.S. or foreign regulatory authority, or regulatory interpretation of these data and procedures may be unfavorable. In addition, before the FDA approves one of our development products, the FDA may choose to conduct an inspection of one or more clinical or manufacturing sites. These inspections may be conducted by the FDA both at U.S. sites as well as overseas. Any restrictions on the ability of FDA investigators to travel overseas to conduct such inspections, either because of financial or other reasons including political unrest, disease outbreaks or terrorism, could delay the inspection of overseas sites and consequently delay FDA approval of our development products.

Our product development costs will increase and our product revenues will be delayed if we experience delays or setbacks for any reason. In addition, such failures could cause us to abandon a product candidate entirely. If we fail to take any current or future product candidate from the development stage to market, we will have incurred significant expenses without the possibility of generating revenues, and our business will be adversely affected.

To market any drugs outside of the U.S., we and current or future collaborators must comply with numerous and varying regulatory requirements of other countries. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods, including obtaining reimbursement approval in select markets. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

In addition to the general development and regulatory risks described above, each of our development products is subject to the following additional risks:

*Budesonide MMX*

Budesonide MMX is being studied for the treatment of ulcerative colitis in a phase III clinical program pursuant to our strategic collaboration with Cosmo Technologies Limited, or Cosmo. We have announced statistically significant top-line results from the U.S. and European phase III clinical studies, both of which are intended to support U.S. regulatory approval. Additionally, 123 patients from the phase III studies were enrolled in a 12-month, double-blind, extended use study, the results of which the FDA requested be included in the phase III clinical program to support a U.S. regulatory submission. This extended use study is scheduled to be completed (last patient, last visit) in May 2011, with top-line data available in the second half of 2011.

Although the top-line results in the U.S. and European phase III studies showed that budesonide MMX 9 mg taken once daily met the primary endpoint of superiority to placebo in achieving clinical remission as measured by the ulcerative colitis disease activity index score after eight weeks of treatment, we cannot be sure that the FDA will concur with our clinical interpretation of the results, our statistical analysis plan (including our definition of the intent-to-treat population) or the conduct of the studies. It is also possible that the extension study, which is evaluating budesonide MMX 6 mg, will not be completed in a timely or successful manner or will not provide adequate data to support approval of budesonide MMX 9 mg. Assuming successful and timely completion of the extension study, we plan to submit an NDA for budesonide MMX to the FDA by the end of 2011. However, the FDA may refuse to accept the NDA for filing. Alternatively, the FDA may accept the NDA for filing but may ultimately conclude that we have not demonstrated sufficient safety or efficacy to approve an NDA filing for this development product or may require additional clinical studies or other development programs before approving budesonide MMX. The costs of any additional clinical studies and development programs could be significant, and we may not have sufficient resources to complete any additional development requirements in a prompt manner or at all.

In addition, we anticipate that we will be filing our NDA for budesonide MMX as a section 505(b)(2) NDA, referencing pre-clinical data generated for Entocort EC (budesonide). As a result, we will be required to certify with regard to any unexpired patents listed in the Orange Book for Entocort EC that budesonide MMX does not infringe such patents or that the patents are invalid. Based on current Orange Book listings, we anticipate there will be one unexpired patent listed for Entocort EC at the time we submit our NDA for budesonide MMX. Although we believe that we have meritorious non-infringement and/or invalidity positions with regard to such patent, it is possible that following our certification, the NDA and patent holder for Entocort EC could elect to file suit against us, which in turn could result in a delay of approval for up to 30 months or longer. The outcome of any such litigation could be uncertain and defending such litigation could be expensive, time-consuming and distracting to management. Additional information regarding the regulations relating to section 505(b)(2) NDAs and the certification process is set forth above under the heading "Business – Government Regulation - Section 505(b)(2) New Drug Applications."

*Rhucin (recombinant human C1 inhibitor)*

We have licensed rights to develop and commercialize Rhucin pursuant to license and supply agreements with Pharming Group NV, or Pharming. In December 2010, Pharming submitted a BLA for Rhucin to the FDA seeking approval to market Rhucin for the treatment of acute angioedema attacks in patients with hereditary angioedema, or HAE. On February 22, 2011, based on prior discussions with the FDA, Pharming announced initiation of a placebo-controlled, double-blind, phase IIIb clinical study with approximately 50 patients to provide additional data in support of the 50 U/kg dose of Rhucin for the treatment of HAE. Data from the placebo-controlled study will also be used to provide prospective validation of the visual analog scale used in measuring the clinical effects of Rhucin. In addition, as currently designed, the phase IIIb clinical study includes an open-label extension to further evaluate the efficacy, safety and lack of immunogenicity of Rhucin at 50 U/kg for the repeated treatment of acute HAE attacks. As noted below, subsequent to the initiation of the phase IIIb clinical study, the FDA indicated it will provide additional comments on the study's design.

On February 28, 2011, Pharming announced receipt of a refusal to file letter from the FDA for the Rhucin BLA. In the letter the FDA indicated that the BLA was not sufficiently complete to enable a critical medical review. In reaching its conclusion, the FDA indicated that the previously conducted studies evaluating Rhucin for the treatment of acute attacks of HAE did not provide data for a sufficient number of subjects to support the proposed dose of 50 U/kg and lacked prospective validation of the visual analog scale used in measuring the clinical effects of Rhucin. The FDA also provided other comments on the prior clinical studies and indicated that they will provide additional feedback on the design of the ongoing phase IIIb clinical study. In addition, the FDA requested that the results of the phase IIIb clinical study be included in any future BLA submission for Rhucin. Both we and Pharming intend to meet with the FDA at the earliest opportunity to discuss the issues raised in the FDA letter and to reach a more comprehensive understanding of what would be required for the BLA to be accepted for review.

We cannot be certain that Pharming will complete the phase IIIb clinical study in a timely or successful manner or that the FDA's feedback on the design of the phase IIIb will be received in a timely manner and the extent to which such feedback may require us to modify or stop the ongoing phase IIIb study. In addition, we cannot be certain that the FDA will accept a future BLA submission for Rhucin and ultimately approve Rhucin in a timely manner or at all. The FDA may also require additional clinical studies or other development programs beyond the ongoing phase IIIb study prior to approving Rhucin. The costs of any additional clinical studies and development programs could be significant, and we and Pharming may not have sufficient resources to complete any additional development requirements in a prompt manner or at all.

In addition, Pharming is planning a phase II proof of concept study to evaluate recombinant human C1 inhibitor for the treatment of early antibody mediated rejection, or AMR, in renal transplant patients. Given that this study is a proof of concept study, there is no assurance that recombinant human C1 inhibitor will be effective for this particular indication. We cannot be certain that the clinical testing will be timely or successful, and there are many significant risks for this development program.

In addition, Rhucin utilizes Pharming's transgenic technology platform for the production of recombinant human proteins, and to date there has been only one other prescription product approved by the FDA that utilizes transgenic technology. As a result, the Rhucin development product is subject to risks related to the novelty of its technology platform as well as other general development risks, any of which may result in additional costs and delays prior to our ability to obtain regulatory approval for, and commercialize, Rhucin.

*Rifamycin SV MMX*

In June 2010, we initiated a phase III clinical study evaluating rifamycin SV MMX in patients with travelers' diarrhea pursuant to our strategic collaboration with Cosmo, and we anticipate that we will have top-line results from this study in the first half of 2012. Our ongoing phase III clinical study is being conducted in Mexico and Guatemala, and to date, enrollment has been slower than anticipated due to a variety of circumstances, including a decrease in tourism and student travel in these countries. Cosmo's European partner Dr. Falk Pharma GmbH, or Dr. Falk has initiated its phase III clinical study in October 2010. Given the delays in enrollment, among other potential risks, we cannot be certain that we and Dr. Falk will be able to complete our respective planned studies in a timely and successful manner.

*SAN-300 (anti-VLA-1antibody)*

We have acquired the exclusive worldwide rights to a humanized anti-VLA-1 monoclonal antibody, or mAb, development program, through the acquisition of Covella Pharmaceuticals, Inc., or Covella, and a related license agreement with Biogen Idec MA Inc., or Biogen. SAN-300, our anti-VLA-1 mAb, is an inhibitor of VLA-1, also known as $\alpha_1\beta_1$ integrin, and has shown activity in multiple preclinical models of inflammatory and autoimmune diseases. We initially expect to develop SAN-300 for the treatment of rheumatoid arthritis, or RA. We expect to begin a single-dose, dose-escalation phase I clinical study in March/April 2011, which study we expect would then be completed in the first half of 2012.

Although SAN-300 has shown activity in pre-clinical models, it is at a very early stage of development, and has not yet been tested in any human clinical trials. As a result, we cannot be certain that the initial clinical testing and any necessary additional pre-clinical testing will be timely or successful, and there are many significant risks for this early-stage development program.

***Our reliance on our strategic partners, third-party clinical investigators and clinical research organizations may result in delays in completing, or a failure to complete, clinical studies or we may be unable to use the clinical data gathered if they fail to comply with our patient enrollment criteria, our clinical protocols or regulatory requirements, or otherwise fail to perform under our agreements with them.***

As an integral component of our clinical development programs, we engage clinical investigators and clinical research organizations, or CROs, to enroll patients and conduct and manage our clinical studies, including CROs located both within and outside the U.S. In addition, it is anticipated that U.S. regulatory approval for each of the budesonide MMX, Rhucin and rifamycin SV MMX development products will be supported in part by clinical studies being conducted by our strategic partners in connection with CROs or other third parties. As a result, many key aspects of this process have been and will be out of our direct control and are impacted by general conditions both within and outside the U.S. If the CROs and other third parties that we rely on for patient enrollment and other portions of our clinical studies fail to perform the clinical studies in a timely and satisfactory manner and in compliance with applicable U.S. and foreign regulations, including the FDA's regulations relating to good clinical practices, we could face significant delays in completing our clinical studies or we may be unable to rely in the future on the clinical data generated. If these CROs or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our patient enrollment criteria, our clinical protocols, regulatory requirements or for other reasons, our clinical studies may be extended, delayed or terminated, we may be required to repeat one or more of our clinical studies and we may be unable to obtain or maintain regulatory approval for or successfully commercialize our products.

***Due to Par's decision to launch its generic product, we expect future sales of our Zegerid brand and authorized generic prescription products to be significantly less than historical sales, which will continue to negatively impact our overall financial results.***

In April 2010, the U.S. District Court for the District of Delaware ruled that certain patents covering our Zegerid prescription products were invalid due to obviousness. These patents were the subject of lawsuits we filed in 2007 in response to abbreviated new drug applications, or ANDAs, filed by Par Pharmaceutical, Inc., or Par, with the FDA. In May 2010, we filed an appeal of the District Court's ruling to the U.S. Court of Appeals for the Federal Circuit. Although we intend to vigorously defend and enforce our patent rights, we are not able to predict the timing or outcome of the appeal.

In late June 2010, Par commenced its commercial sale of its generic version of our Zegerid Capsules prescription product. We anticipate that Par will launch its generic version of our Zegerid Powder for Oral Suspension product once it receives FDA approval to market that product.

In late June 2010, under our distribution and supply agreement with Prasco LLC, or Prasco, and as a result of Par's decision to launch its generic version of our Zegerid Capsules prescription product, Prasco commenced shipments of our authorized generic of prescription Zegerid Capsules in the U.S., and we ceased our commercial promotion of Zegerid prescription products. Under our distribution and supply agreement, Prasco pays us a specified invoice supply price and a percentage of the gross margin on sales of the authorized generic products. However, the amounts we receive from Prasco under this agreement are significantly less than the gross margin we previously recognized on sales of Zegerid prescription products. Furthermore, due to the availability of another generic product, Prasco's authorized generics' market share is smaller than the previous market share for our Zegerid prescription products.

The launch of generic Zegerid Capsules prescription products has and will continue to adversely impact sales of our Zegerid brand prescription products and have a negative impact on our financial condition and results of operations, including causing a significant decrease in our revenues and cash flows. Even if physicians prescribe Zegerid products, third-party payors and pharmacists can substitute generic versions of Zegerid. In many cases, insurers and other healthcare payment organizations encourage the use of generic brands through their prescription benefits coverage and payment or reimbursement policies. Insurers and other healthcare payment organizations typically make generic alternatives more attractive to patients by providing different amounts of coverage or out-of-pocket expenses so that the net cost of the generic product to the patient is less than the net cost of the branded product.

Sales of our Zegerid brand and authorized generic products may also be negatively impacted by general commercial risks, including risks relating to manufacturing and the occurrence of adverse side effects or inadequate therapeutic efficacy and any resulting product liability claims or product recalls. For example, the FDA has required proton pump inhibitor, or PPI, manufacturers to highlight the association of high-dose or long-term PPI therapy with increased risk for osteoporosis-related fractures of the hip, wrist or spine as part of the prescribing information.

***Our ability to generate revenues also depends on the success of our strategic alliances with Merck, GSK and Norgine.***

Our ability to generate revenues in the longer term will also depend on whether our strategic alliances with Merck, GSK and Norgine lead to the successful commercialization of additional omeprazole products, and we cannot be certain that we will receive any additional milestone payments or sales-based royalties from these alliances. Under these agreements, we depend on the efforts of Merck, GSK and Norgine, and we have limited control over their commercialization efforts. We are also subject to the risk of termination of each of these agreements.

We cannot be certain that these strategic partners will continue to devote significant resources to the sale or development of products under the agreements. Any determination by Merck, GSK or Norgine to cease promotion or development of products under our strategic alliances would limit our potential to receive additional payments under these agreements, and adversely affect our ability to generate sufficient revenues to grow our business.

See also "Risks Related to Our Intellectual Property" for a description of the Zegerid and Zegerid OTC patent litigation and the potential impact on our strategic alliances.

***Our business experienced significant change in 2010, and we may not be successful in integrating our new products into our existing operations or in achieving the planned results from our corporate restructuring and expanded product portfolio and pipeline.***

In late June 2010, as a result of Par's decision to launch its generic version of our Zegerid Capsules prescription product, we ceased promotion of our Zegerid prescription products and announced a corporate restructuring, including a substantial workforce reduction. Shortly thereafter, in September 2010, we completed several product related transactions, including:

- a distribution and license arrangement with S2 and VeroScience granting us exclusive rights to manufacture and commercialize Cycloset prescription products in the U.S.;
- an exclusive license and supply arrangement with Pharming, granting us the right to commercialize Rhucin, a late-stage development product, in North America; and
- an acquisition of Covella, in which we obtained the exclusive worldwide rights to SAN-300, an early-stage development product.

We will need to overcome significant challenges in order to realize any benefits or synergies from these transactions. These challenges include the timely, efficient and successful execution of a number of tasks, including the following:

- integrating Cycloset into our existing operations and managing the recent commercial launch of this product;
- mitigating the impact of a prior recall and supply interruption of Glumetza 500 mg, which resulted in the unavailability of this dosage strength from June 2010 through early January 2011;
- integrating our new development products and successfully managing the development and regulatory approval processes;
- coordinating with our strategic partners and licensors concerning the development, manufacturing, regulatory and intellectual property protection strategies for these new products and development products; and
- managing compliance with the in-license, acquisition, distribution, supply and other agreements associated with each of these transactions.

In addition, we rely on our strategic partners and licensors for many aspects of our development and commercialization activities, and we are subject to risks related to their financial stability and solvency.

We may not succeed in addressing these risks or any other problems encountered in connection with these transactions. These changes will require us to expend substantial resources on the promotion of a new product and the management of development programs for additional product candidates. Even if we successfully integrate these new programs into our operations, we will be subject to the continuing risk of early termination of a number of license and similar agreements, as well as the other risks described herein. We may be unable to generate sufficient revenues from our commercial-stage products or our existing collaborations, and may be unsuccessful in raising additional capital to continue to advance our development-stage products. The occurrence of any of these risks could have a material adverse effect on our business, results of operations and prospects.

In addition, other companies who have shifted focus to new products and additional development programs have been the target of unsolicited public proposals from activist stockholders. The public proposals can result in significant uncertainty for current and potential licensors, suppliers and other business partners, and can cause these business partners to change or terminate their business relationships with the targeted company. Companies targeted by these unsolicited proposals from activist stockholders may not be able to attract and retain key personnel as a result of the related uncertainty. Moreover, the review and consideration of an unsolicited proposal can be a significant distraction for management and employees, and may require the expenditure of significant time, costs and other resources.

***The markets in which we compete are intensely competitive and many of our competitors have significantly more resources and experience, which may limit our commercial opportunity.***

The pharmaceutical and biotechnology industries are intensely competitive in the markets in which our commercial products compete and development products may compete, and there are many other currently marketed products that are well-established and successful, as well as development programs underway. In addition, many of our competitors are large, well-established companies in the pharmaceutical and biotechnology fields with significantly greater expertise.

Many of these companies with which we compete also have significantly greater financial and other resources than we do. Larger pharmaceutical and biotechnology companies typically have significantly larger field sales force organizations and invest significant amounts in advertising and marketing their products. As a result, these larger companies are able to reach a greater number of physicians and consumers and reach them more frequently than we can with our smaller sales organization.

If we are unable to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

***Our Glumetza and Cycloset prescription products currently compete with many other drug products.***

The Glumetza prescription products compete with many other products, including:

- other branded immediate-release and extended-release metformin products (such as Fortamet®, Glucophage® and Glucophage XR®);
- generic immediate-release and extended-release metformin products; and
- other prescription diabetes treatments.

In addition, various companies are developing new products that may compete with the Glumetza products in the future. For example, Depomed has licensed rights to use its extended-release metformin technology in combination with sitagliptin, the active ingredient in Merck's Januvia® product, and with canagliflozin, a sodium-glucose transporter-2, or SGLT2, compound being developed by Janssen. The Glumetza prescription products are also the subject of a pending ANDA and related patent infringement litigation. If the litigation is resolved unfavorably to our licensor, Depomed, we may face competition from generic versions of 500 mg and 1000 mg dosage strengths of Glumetza prior to patent expiry.

Like Glumetza, our Cycloset prescription product competes with many other products, including:

- dipeptidyl peptidase IV inhibitors, or DPP-4, products (such as Januvia® and Onglyza™);
- glucagon-like peptide 1, or GLP-1, receptor agonist products (such as Byetta® and Victoza®);
- thiazolidinedione, or TZD, products (such as Avandia® and Actos®);
- sulfonylureas products (such as Amaryl® and Glynase®); and
- branded and generic metformin products.

In addition, various companies are developing new products that may compete with the Cycloset product in the future. For example, SGLT2 and new DPP-4 inhibitor products in development could compete with Cycloset in treating type 2 diabetes patients in the future. In addition, companies could develop combination products that include bromocriptine mesylate as one of the active ingredients for the treatment of type 2 diabetes.

We or our strategic partners may also face competition for our products from lower-priced products from foreign countries that have placed price controls on pharmaceutical products. Proposed federal legislative changes may expand consumers' ability to import lower-priced versions of our products and competing products from Canada and other developed countries. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with our own products could negatively impact our business and prospects.

The existence of numerous competitive products may put downward pressure on pricing and market share, which in turn may adversely affect our business, financial condition and results of operations.

In addition, if approved, our development-stage products will compete with many other drug and biologic products that are already entrenched in the marketplace, as well as face competition from other product candidates currently under development.

***We do not currently have any manufacturing facilities and instead rely on third-party manufacturers and our strategic partners for supply.***

We rely on third-party manufacturers and our strategic partners to provide us with an adequate and reliable supply of our products on a timely basis, and we do not currently have any of our own manufacturing or distribution facilities. Our manufacturers must comply with U.S. regulations, including the FDA's current good manufacturing practices, applicable to the manufacturing processes related to pharmaceutical products, and their facilities must be inspected and approved by the FDA and other regulatory agencies on an ongoing basis as part of their business. In addition, because several of our key manufacturers are located outside of the U.S., they must also comply with applicable foreign laws and regulations.

We have limited control over our third-party manufacturers and strategic partners, including with respect to regulatory compliance and quality assurance matters. Any delay or interruption of supply related to a failure to comply with regulatory or other requirements would limit our ability to sell our products. Any manufacturing defect or error discovered after products have been produced and distributed could result in even more significant consequences, including costly recall procedures, re-stocking costs, damage to our reputation and potential for product liability claims. With respect to any future products under development, if the FDA finds significant issues with any of our manufacturers during the pre-approval inspection process, the approval of those products could be delayed while the manufacturer addresses the FDA's concerns, or we may be required to identify and obtain the FDA's approval of a new supplier. This could result in significant delays before manufacturing of our products can begin, which in turn would delay commercialization of our products. In addition, the importation of pharmaceutical products into the U.S. is subject to regulation by the FDA, and the FDA can refuse to allow an imported product into the U.S. if it is not satisfied that the product complies with applicable laws or regulations.

In connection with the license of rights to Cycloset, we assumed a manufacturing services agreement with Patheon, Inc., or Patheon, and, accordingly, we rely on a Patheon facility located in Ohio as the sole third-party manufacturer for Cycloset.

For the Glumetza products, we rely on Depomed to oversee product manufacturing and supply. In turn, Depomed relies on a Patheon facility located in Puerto Rico to manufacture Glumetza 500 mg and a Valeant Pharmaceuticals International, Inc. facility located in Canada to manufacture Glumetza 1000 mg.

For our Zegerid Capsules prescription product, we currently rely on Norwich Pharmaceuticals, Inc., located in New York, as the sole third-party manufacturer of the brand and related authorized generic product. In addition, we rely on a Patheon facility located in Canada for the supply of Zegerid Powder for Oral Suspension.

For our budesonide MMX and rifamycin SV MMX development-stage products, we rely on Cosmo, located in Italy, to manufacture and supply all of our drug product requirements.

For our Rhucin development-stage product, we rely on Pharming to oversee product manufacturing and supply. In turn, Pharming utilizes certain of its own facilities as well as third-party manufacturing facilities for supply, all of which are located in Europe.

For our SAN-300 development-stage product, we plan to utilize clinical trial material previously manufactured by Biogen. In the future, Biogen has a right of first offer to supply our product requirements.

We and our strategic partners also rely in many cases on sole source suppliers for active ingredients and other product materials and components. Any significant problem that our strategic partners or the third-party manufacturers or suppliers experience could result in a delay or interruption in the supply until the problem is cured or until we or our partners locate an alternative source of supply. In addition, because these sole source manufacturers and suppliers in many cases provide services to a number of other pharmaceutical companies, they may experience capacity constraints or choose to prioritize one or more of their other customers.

Although alternative sources of supply exist, the number of third-party manufacturers with the manufacturing and regulatory expertise and facilities necessary to manufacture the finished forms of our pharmaceutical products or the key ingredients in our products is limited, and it would take a significant amount of time to arrange for alternative manufacturers. Any new supplier of products or key ingredients would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such products or ingredients. The FDA may require us to conduct additional clinical studies, collect stability data and provide additional information concerning any new supplier before we could distribute products from that supplier. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new supplier to bear significant additional costs which may be passed on to us.

***Our reporting and payment obligations under governmental purchasing and rebate programs are complex and may involve subjective decisions, and any failure to comply with those obligations could subject us to penalties and sanctions, which in turn could have a material adverse effect on our business and financial condition.***

As a condition of reimbursement by various federal and state healthcare programs, we must calculate and report certain pricing information to federal and state healthcare agencies. The regulations regarding reporting and payment obligations with respect to governmental programs are complex. Our calculations and methodologies are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could result in material changes. In addition, because our processes for these calculations and the judgments involved in making these calculations involve subjective decisions and complex methodologies, these calculations are subject to the risk of errors. Any failure to comply with the government reporting and payment obligations could result in civil and/or criminal sanctions.

***Regulatory approval for our currently marketed products is limited by the FDA to those specific indications and conditions for which clinical safety and efficacy have been demonstrated.***

Any regulatory approval is limited to those specific diseases and indications for which our products are deemed to be safe and effective by the FDA. In addition to the FDA approval required for new formulations, any new indication for an approved product also requires FDA approval. If we are not able to obtain FDA approval for any desired future indications for our products, our ability to effectively market and sell our products may be reduced and our business may be adversely affected.

While physicians may choose to prescribe drugs for uses that are not described in the product's labeling and for uses that differ from those tested in clinical studies and approved by the regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the FDA. These "off-label" uses are common across medical specialties and may constitute an appropriate treatment for many patients in varied circumstances. Regulatory authorities in the U.S. generally do not regulate the behavior of physicians in their choice of treatments. Regulatory authorities do, however, restrict communications by pharmaceutical companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, our failure to follow FDA rules and guidelines relating to promotion and advertising may cause the FDA to delay its approval or refuse to approve a product, the suspension or withdrawal of an approved product from the market, recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution, any of which could harm our business.

***We are subject to ongoing regulatory review of our currently marketed products.***

Following receipt of regulatory approval, any products that we market continue to be subject to extensive regulation. These regulations impact many aspects of our operations, including the manufacture, labeling, packaging, adverse event reporting, storage, distribution, advertising, promotion and record keeping related to the products. The FDA also frequently requires post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. For example, in connection with the approval of our NDAs for Zegerid Powder for Oral Suspension, we committed to commence clinical studies to evaluate the product in pediatric populations in 2005. We have not yet commenced any of the studies and have requested a waiver of this requirement from the FDA. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, disgorgement of money, operating restrictions and criminal prosecution.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines and imprisonment.

The Patient Protection and Affordable Care Act, enacted in 2010, imposes new reporting and disclosure requirements for pharmaceutical and device manufacturers with regard to payments or other transfers of value made to physicians and teaching hospitals, effective in 2013. In addition, pharmaceutical and device manufacturers will also be required to report and disclose investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties for payments, transfers of value or ownership or investment interests not reported in an annual submission.

If not preempted by this federal law, several states require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products and to report gifts and payments to individual physicians in the states. Other states prohibit providing various other marketing related activities. Still other states require the posting of information relating to clinical studies and their outcomes. In addition, certain states require pharmaceutical companies to implement compliance programs or marketing codes. Currently, several additional states are considering similar proposals. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In addition, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is regulated by the FDA and other governmental authorities, including, in particular, requirements concerning record keeping and control procedures. Any failure to comply with the regulations may result in significant criminal and civil penalties as well as damage to our credibility in the marketplace.

***We are subject to new legislation, regulatory proposals and managed care initiatives that may increase our costs and adversely affect our ability to market our products.***

In March 2010, the President signed the Patient Protection and Affordable Care Act, which makes extensive changes to the delivery of healthcare in the U.S. This act includes numerous provisions that affect pharmaceutical companies, some of which are effective immediately and others of which will be taking effect over the next several years. For example, the act seeks to expand healthcare coverage to the uninsured through private health insurance reforms and an expansion of Medicaid. The act will also impose substantial costs on pharmaceutical manufacturers, such as an increase in liability for rebates paid to Medicaid, new drug discounts that must be offered to certain enrollees in the Medicare prescription drug benefit, an annual fee imposed on all manufacturers of brand prescription drugs in the U.S., increased disclosure obligations and an expansion of an existing program requiring pharmaceutical discounts to certain types of hospitals and federally subsidized clinics. The act also contains cost-containment measures that could reduce reimbursement levels for healthcare items and services generally, including pharmaceuticals. It also will require reporting and public disclosure of payments and other transfers of value provided by pharmaceutical companies to physicians and teaching hospitals. These measures could result in decreased net revenues from our pharmaceutical products and decreased potential returns from our development efforts.

In addition, there have been a number of other legislative and regulatory proposals aimed at changing the pharmaceutical industry. These include proposals to permit reimportation of pharmaceutical products from other countries and proposals concerning safety matters. For example, in an attempt to protect against counterfeiting and diversion of drugs, a bill was introduced in a previous Congress that would establish an electronic drug pedigree and track-and-trace system capable of electronically recording and authenticating every sale of a drug unit throughout the distribution chain. This bill or a similar bill may be introduced in Congress in the future. California has already enacted legislation that requires development of an electronic pedigree to track and trace each prescription drug at the saleable unit level through the distribution system. California's electronic pedigree requirement is scheduled to take effect beginning in January 2015. Compliance with California and any future federal or state electronic pedigree requirements will likely require an increase in our operational expenses and will likely be administratively burdensome. As a result of these and other new proposals, we may determine to change our current manner of operation, provide additional benefits or change our contract arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations.

***We face a risk of product liability claims and may not be able to obtain adequate insurance.***

Our business exposes us to potential liability risks that may arise from the clinical testing, manufacture and sale of our marketed products and development-stage products. These risks exist even if a product is approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA. Any product liability claim or series of claims brought against us could significantly harm our business by, among other things, reducing demand for our products, injuring our reputation and creating significant adverse media attention and costly litigation. Plaintiffs have received substantial damage awards in some jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. Any judgment against us that is in excess of our insurance policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Although we have product and clinical study liability insurance with a coverage limit of $15.0 million, this coverage may prove to be inadequate. Furthermore, we cannot be certain that our current insurance coverage will continue to be available for our commercial or clinical study activities on reasonable terms, if at all. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets, including our intellectual property.

For additional information regarding pending legal matters, please refer to Part I, Item 3, Legal Proceedings.

***If we are unable to retain key personnel, our business will suffer.***

We are a small company and, as of January 31, 2011, had 223 employees. As a result of Par's decision to launch a generic version of our Zegerid Capsules prescription product, in late June 2010, we determined to cease promotion of our Zegerid prescription products, launch an authorized generic version of our Zegerid Capsules prescription product and announced a corporate restructuring, including a significant workforce reduction in our commercial organization and other selected operations.

Our success depends on our continued ability to retain and motivate highly qualified management, clinical, manufacturing, product development, business development and sales and marketing personnel. We may not be able to recruit and retain qualified personnel in the future, due to competition for personnel among pharmaceutical businesses, and the failure to do so could have a significant negative impact on our future product revenues and business results. Furthermore, any negative perceptions associated with our recent corporate restructuring may make it even more difficult for us to retain and motivate our remaining personnel, including our remaining field sales representatives.

Our success also depends on a number of key senior management personnel, particularly Gerald T. Proehl, our President and Chief Executive Officer. Although we have employment agreements with our executive officers, these agreements are terminable at will at any time with or without notice and, therefore, we cannot be certain that we will be able to retain their services. In addition, although we have a "key person" insurance policy on Mr. Proehl, we do not have "key person" insurance policies on any of our other employees that would compensate us for the loss of their services. If we lose the services of one or more of these individuals, replacement could be difficult and may take an extended period of time and could impede significantly the achievement of our business objectives.

***Our future growth may depend on our ability to identify and in-license or acquire additional products, and if we do not successfully do so, or otherwise fail to integrate any new products into our operations, we may have limited growth opportunities.***

We are continuing to seek to acquire or in-license products, businesses or technologies that we believe are a strategic fit with our business strategy. Future in-licenses or acquisitions, however, may entail numerous operational and financial risks, including:

- exposure to unknown liabilities;
- disruption of our business and diversion of our management's time and attention to develop acquired products or technologies;
- a reduction of our current financial resources;
- difficulty or inability to secure financing to fund development activities for such acquired or in-licensed technologies;
- incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions; and

- higher than expected acquisition and integration costs.

We may not have sufficient resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. In particular, we may compete with larger pharmaceutical companies and other competitors in our efforts to establish new collaborations and in-licensing opportunities. These competitors likely will have access to greater financial resources than us and may have greater expertise in identifying and evaluating new opportunities. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts.

## Risks Related to Our Intellectual Property

***The protection of our intellectual property rights is critical to our success and any failure on our part to adequately maintain such rights would materially affect our business.***

We regard the protection of patents, trademarks and other proprietary rights that we own or license as critical to our success and competitive position. Laws and contractual restrictions, however, may not be sufficient to prevent unauthorized use or misappropriation of our technology or deter others from independently developing products that are substantially equivalent or superior to our products.

***Patents***

Our commercial success will depend in part on the patent rights we have licensed or will license and on patent protection for our own inventions related to the products that we market and intend to market. Our success also depends on maintaining these patent rights against third-party challenges to their validity, scope or enforceability. Our patent position is subject to uncertainties similar to other biotechnology and pharmaceutical companies. For example, the U.S. Patent and Trademark Office, or PTO, or the courts may deny, narrow or invalidate patent claims, particularly those that concern biotechnology and pharmaceutical inventions.

We may not be successful in securing or maintaining proprietary or patent protection for our products, and protection that we have and do secure may be challenged and possibly lost. In addition, our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property rights. Other drug companies may challenge the scope, validity and enforceability of our patent claims and may be able to develop generic versions of our products if we are unable to maintain our proprietary rights. We also may not be able to protect our intellectual property rights against third-party infringement, which may be difficult to detect.

We have licensed the primary patent rights for each of our products and development-stage products. Although we consult with our strategic partners and licensors concerning our licensed patent rights, those partners remain primarily responsible for prosecution activities. We cannot control the amount or timing of resources that our strategic partners and licensors devote to these activities. As a result of this lack of control and general uncertainties in the patent prosecution process, we cannot be sure that any additional patents will ever be issued or that the issued patents will be properly maintained. In addition, we are subject to the risk that one or more of our licenses could be terminated and any loss of our license rights would negatively impact our ability to develop, manufacture and commercialize our products and development-stage products.

***Glumetza and Pending Patent Litigation***

We have exclusive rights to promote the Glumetza products in the U.S. under our promotion agreement with Depomed. Currently, there are four issued U.S. patents that are owned or licensed by Depomed that we believe provide coverage for the Glumetza 500 mg dose product (U.S. Patent Nos. 6,340,475; 6,635,280; 6,488,962; and 6,723,340), with expiration dates in 2016, 2020 and 2021. There are two issued U.S. patents that are owned or licensed by Depomed that we believe provide coverage for the Glumetza 1000 mg dose product (U.S. Patent Nos. 6,488,962 and 7,780,987), with expiration dates in 2020 and 2025.

*Depomed, Inc. – Glumetza Patent Litigation*

In November 2009, Depomed filed a lawsuit in the United States District Court for the Northern District of California against Lupin Limited and its wholly owned subsidiary, Lupin Pharmaceutical, Inc., collectively referred to herein as Lupin, for infringement of the following patents listed in the Orange Book for Glumetza: U.S. Patent Nos. 6,340,475; 6,635,280; and 6,488,962. The lawsuit was filed in response to an ANDA and paragraph IV certification filed with the FDA by Lupin regarding Lupin's intent to market generic versions of 500 mg and 1000 mg tablets for Glumetza prior to the expiration of the asserted Orange Book patents. Depomed commenced the lawsuit within the requisite 45 day time period, placing an automatic stay on the FDA from approving Lupin's proposed products for 30 months or until a decision is rendered by the District Court, which is adverse to the asserted Orange Book patents, whichever may occur earlier. Absent a court decision, the 30-month stay is expected to expire in May 2012. Lupin has prepared and filed an answer in the case, principally asserting non-infringement and invalidity of the Orange Book patents, and has also filed counterclaims. Discovery is currently underway and a hearing for claim construction, or Markman hearing, was held in January 2011.

Under the terms of our promotion agreement with Depomed, Depomed has assumed responsibility for managing and paying for this action, subject to certain consent rights held by us regarding any potential settlements or other similar types of dispositions. Although Depomed has indicated that it intends to vigorously defend and enforce its patent rights, we are not able to predict the timing or outcome of this action.

***Cycloset***

We have exclusive rights to manufacture and commercialize Cycloset in the U.S. under our distribution and license agreement with S2 and VeroScience. Currently, there are five issued U.S. patents that we have licensed from S2 and VeroScience that we believe provide coverage for Cycloset (U.S. Patent Nos. 5,468,755; 5,679,685; 5,716,957; 5,756,513; and 5,866,584), with expiration dates in 2012, 2014 and 2015.

***Budesonide MMX***

We have exclusive rights to develop and commercialize the budesonide MMX development-stage product in the U.S. under our strategic collaboration with Cosmo. Currently, there are two issued U.S. patents that are owned by Cosmo and licensed to us that we believe provide coverage for budesonide MMX (U.S. Patent Nos. 7,431,943 and 7,410,651), each of which expires in 2020.

***Rhucin***

We have exclusive rights to develop and commercialize the Rhucin development-stage product in the U.S., Canada and Mexico under our license and supply agreements with Pharming. Currently, there are two issued U.S. patents that are owned by Pharming and licensed to us that we believe provide coverage for Rhucin (U.S. Patent Nos. 7,067,713 and 7,544,853), which expire in 2022 and 2024. In addition, Rhucin, as a biological product, is entitled under current legislation to a period of 12 years of data exclusivity.

***Rifamycin SV MMX***

We have exclusive rights to develop and commercialize the rifamycin SV MMX development-stage product in the U.S. under our strategic collaboration with Cosmo. Currently, there is one issued U.S. patent that is owned by Cosmo and licensed to us that we believe provides coverage for rifamycin SV MMX (U.S. Patent No. 7,431,943), which expires in June 2020.

***SAN-300***

We acquired worldwide rights to develop and commercialize the SAN-300 development-stage product in connection with our acquisition of Covella. Currently, there are four issued U.S. patents that are owned by Biogen and licensed to us that we believe provide coverage for SAN-300 (U.S. Patent Nos. 7,358,054; 7,462,353;

6,955,810; and 7,723,073), which expire in 2020 and 2022. In addition, Rhucin, as a biological product, is entitled under current legislation to a period of 12 years of data exclusivity.

***Zegerid, Related PPI Technology and Pending Patent Litigation***

We have entered into an exclusive, worldwide license agreement with the University of Missouri for patents and pending patent applications relating to specific formulations of PPIs with antacids and other buffering agents and methods of using these formulations. Currently, there are six issued U.S. patents that have provided coverage for our Zegerid products (U.S. Patent Nos. 5,840,737; 6,489,346; 6,645,988; 6,699,885; 6,780,882; and 7,399,772), all of which are subject to the University of Missouri license agreement. Five of these patents were asserted in our patent litigation against Par and were recently found to be invalid by ruling of the U.S. District Court for the District of Delaware, which ruling is being appealed, as further described below. In addition to the issued U.S. patent coverage described above, several international patents have been issued.

*Zegerid and Zegerid OTC® Patent Litigation*

In April 2010, the U.S. District Court for the District of Delaware ruled that five patents covering Zegerid Capsules and Zegerid Powder for Oral Suspension (U.S. Patent Nos. 6,489,346; 6,645,988; 6,699,885; 6,780,882; and 7,399,772) were invalid due to obviousness. These patents were the subject of lawsuits we filed in 2007 in response to ANDAs filed by Par with the FDA. In May 2010, we filed an appeal of the District Court's ruling to the U.S. Court of Appeals for the Federal Circuit. The Federal Circuit court has indicated oral argument will be scheduled in May 2011. Although we intend to vigorously defend and enforce our patent rights, we are not able to predict the timing or outcome of the appeal.

In September 2010, Merck filed lawsuits in the U.S. District Court for the District of New Jersey against each of Par and Perrigo Research and Development Company, or Perrigo, for infringement of the patents listed in the Orange Book for Zegerid OTC (U.S. Patent Nos. 6,489,346; 6,645,988; 6,699,885; and 7,399,772). We and the University of Missouri, licensors of the listed patents, are joined in the lawsuits as co-plaintiffs. Par and Perrigo had filed ANDAs with the FDA regarding each company's intent to market a generic version of Zegerid OTC prior to the expiration of the listed patents. The parties in each of these lawsuits have agreed to stay the court proceedings until the earlier of the outcome of the pending appeal related to the Zegerid prescription product litigation or receipt of tentative regulatory approval for the proposed generic Zegerid OTC products. We are not able to predict the timing or outcome of these lawsuits.

Any adverse outcome in the litigation described above would adversely impact our Zegerid and Zegerid OTC business, including the amount of, or our ability to receive, milestone payments and royalties under our agreement with Merck. For example, the royalties payable to us under our license agreement with Merck are subject to reduction in the event it is ultimately determined by the courts (with the decision being unappealable or unappealed within the time allowed for appeal) that there is no valid claim of the licensed patents covering the manufacture, use or sale of the Zegerid OTC product and third parties have received marketing approval for, and are conducting bona fide ongoing commercial sales of, generic versions of the licensed products. The ruling may also negatively impact the patent protection for the products being commercialized pursuant to our ex-US licenses with GSK and Norgine. Although the U.S. ruling is not binding in countries outside the U.S., similar challenges to those raised in the U.S. litigation may be raised in territories outside the U.S.

Regardless of how these litigation matters are ultimately resolved, the litigation has been and will continue to be costly, time-consuming and distracting to management, which could have a material adverse effect on our business.

*Exclusive License Agreement with the University of Missouri*

In January 2001, we entered into an exclusive, worldwide license agreement with the University of Missouri for patents and pending patent applications relating to specific formulations of PPIs with antacids and other buffering agents and methods of using these formulations. Pursuant to the terms of the license agreement, we paid the University of Missouri an upfront licensing fee of $1.0 million in 2001, a one-time $1.0 million milestone fee in 2003 following the filing of our first NDA and a one-time $5.0 million milestone fee in July 2004 following the FDA's approval of Zegerid Powder for Oral Suspension 20 mg. We are required to make additional milestone payments to the University of Missouri upon initial commercial sale in specified territories outside the U.S., which may total up to $3.5 million in the aggregate. We are also required to make milestone payments based on first-time achievement of significant sales thresholds, up to a maximum of $86.3 million, the first of which was a one-time $2.5 million milestone payment upon initial achievement of $100.0 million in annual calendar year net product sales, which was paid to the University of Missouri in the first quarter of 2009. We are also obligated to pay royalties to the University of Missouri on net sales of our products and any products commercialized by GSK, Merck and Norgine under our existing license and distribution agreements. In addition, we are required to bear the costs of prosecuting and maintaining the licensed patents, but the University of Missouri remains responsible for prosecution of any applications. Under the license agreement, we are also required to carry occurrence-based liability insurance with policy limits of at least $5.0 million per occurrence and a $10.0 million annual aggregate.

The license from the University of Missouri expires in each country when the last patent for licensed technology expires in that country and the last patent application for licensed technology in that country is abandoned, provided that our obligation to pay certain minimum royalties in countries in which there are no pending patent applications or existing patents terminates on a country-by-country basis on the 15th anniversary of our first commercial sale in such country. If we fail to meet certain diligence obligations following commercialization in specified countries, the University of Missouri can terminate our license or render it non-exclusive with respect to those countries. Our rights under this license are also generally subject to early termination under specified circumstances, including our material and uncured breach or our bankruptcy or insolvency. To date, we believe we have met all of our obligations under the license. We can terminate the license at any time, in whole or in part, with 60 days written notice.

***Trade Secrets and Proprietary Know-how***

We also rely upon unpatented proprietary know-how and continuing technological innovation in developing our products. Although we require our employees, consultants, advisors and current and prospective business partners to enter into confidentiality agreements prohibiting them from disclosing or taking our proprietary information and technology, these agreements may not provide meaningful protection for our trade secrets and proprietary know-how. Further, people who are not parties to confidentiality agreements may obtain access to our trade secrets or know-how. Others may independently develop similar or equivalent trade secrets or know-how. If our confidential, proprietary information is divulged to third parties, including our competitors, our competitive position in the marketplace will be harmed and our ability to successfully penetrate our target markets could be severely compromised.

***Trademarks***

The trademarks and trademark applications we own and license are important to our success and competitive position. Any objections we receive from the PTO, foreign trademark authorities or third parties relating to our registered trademarks and pending applications could require us to incur significant expense in defending the objections or establishing alternative names. There is no guarantee we will be able to secure any of our pending trademark applications with the PTO or comparable foreign authorities.

If we do not adequately protect our rights in our various trademarks from infringement, any goodwill that has been developed in those marks would be lost or impaired. We could also be forced to cease using any of our trademarks that are found to infringe upon or otherwise violate the trademark or service mark rights of another company, and, as a result, we could lose all the goodwill which has been developed in those marks and could be liable for damages caused by any such infringement or violation.

***Third parties may choose to file patent infringement claims against us, which litigation would be costly, time-consuming and distracting to management and could be materially adverse to our business.***

The products we currently market, and those we may market in the future, may infringe patent and other rights of third parties. In addition, our competitors, many of which have substantially greater resources than us and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use and sell products either in the U.S. or international markets. Intellectual property litigation in the pharmaceutical industry is common, and we expect this to continue.

Any third party patent infringement litigation may result in a loss of rights and would be time-consuming and costly. In addition, we may be required to negotiate licenses with one or more third parties with terms that may or may not be favorable to us.

## Risks Related to Our Financial Results and Need for Financing

***We may incur operating losses in the future and may not be able to return to profitability.***

The extent of our future operating losses and our ability to return to profitability are highly uncertain. We have been engaged in developing and commercializing drugs and have generated significant operating losses since our inception in December 1996. Our commercial activities and continued product development and clinical activities will require significant expenditures. For the year ended December 31, 2010, we recognized $125.4 million in total revenues, and, as of December 31, 2010, we had an accumulated deficit of $308.9 million.

As a result of Par's decision to launch its generic version of our Zegerid Capsules prescription product, we determined in late June 2010 to cease promotion of our Zegerid prescription products and implement a corporate restructuring. As a result, we recorded significant restructuring charges relating to employment termination benefits and contract termination costs in the third quarter of 2010. In addition, we may not be able to sustain the cost savings and other anticipated benefits from our restructuring, and we cannot guarantee that any of our restructuring efforts will be successful, or that we will not have to undertake additional restructuring activities.

We may incur additional operating losses and capital expenditures as we support the continued marketing of the Glumetza and Cycloset products and the development of our budesonide MMX, Rhucin, rifamycin SV MMX and SAN-300 development products and any other products or development products that we acquire or in-license.

***Our quarterly financial results are likely to fluctuate significantly due to uncertainties about future sales levels for our currently marketed products and future costs associated with our development-stage products.***

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period, particularly because the commercial success of, and demand for, currently marketed products, as well as the success and costs of our development programs are uncertain and therefore our future prospects are uncertain. The level of our revenues and results of operations at any given time will be based primarily on the following factors:

- commercial success of the Glumetza and Cycloset prescription products;
- results of clinical studies and other development programs, including the ongoing and planned clinical programs for the budesonide MMX, Rhucin, rifamycin SV MMX and SAN-300 development products;
- potential to receive revenue from Zegerid brand and authorized generic products;
- whether we are able to maintain patent protection for our products, including whether favorable outcomes are obtained in our pending appeal relating to our Zegerid prescription products and the pending patent infringement lawsuits relating to our Glumetza prescription product and Zegerid OTC;
- progress under our strategic alliances with Merck, GSK and Norgine, including the impact on these alliances from generic competition and the potential for early termination of, or reduced payments under, the related agreements;
- our ability to obtain regulatory approval for Rhucin and our other development products and any future products we develop or in-license;
- interruption in the manufacturing or distribution of our products;
- timing of new product offerings, acquisitions, licenses or other significant events by us, our strategic partners or our competitors; and

- legislative changes, including healthcare reform, affecting the products we may offer or those of our competitors.

Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline significantly.

***To the extent we need to raise additional funds in connection with the licensing or acquisition of new products or to continue our operations, we may be unable to raise capital when needed.***

We believe that our current cash, cash equivalents and short-term investments and use of our line of credit will be sufficient to fund our current operations through at least the next twelve months; however, our projected revenue may decrease or our expenses may increase and that would lead to our cash resources being consumed earlier than we expect. Although we do not believe that we will need to raise additional funds to finance our current operations through at least the next twelve months, we may pursue raising additional funds in connection with licensing or acquisition of new products or the continued development of our product candidates. Sources of additional funds may include funds generated through equity and/or debt financing or through strategic collaborations or licensing agreements.

Our existing universal shelf registration statement, which was declared effective in December 2008, may permit us, from time to time, to offer and sell up to approximately $75.0 million of equity or debt securities. However, there can be no assurance that we will be able to complete any such offerings of securities. Factors influencing the availability of additional financing include the progress of our commercial and development activities, investor perception of our prospects and the general condition of the financial markets, among others.

In addition, our ability to borrow additional amounts under our loan agreement with Comerica Bank, or Comerica, depends upon a number of conditions and restrictions, and we cannot be certain that we will satisfy all borrowing conditions at a time when we desire to borrow such amounts under the loan agreement. For example, we are subject to a number of affirmative and negative covenants, each of which must be satisfied at the time of any proposed borrowing. If we have not satisfied these various conditions, or an event of default otherwise has occurred, we may be unable to borrow additional amounts under the loan agreement, and may be required to repay any amounts previously borrowed.

We cannot be certain that our existing cash and marketable securities resources will be adequate to sustain our current operations. To the extent we require additional funding, we cannot be certain that such funding will be available to us on acceptable terms, or at all. If adequate funds are not available on terms acceptable to us at that time, our ability to continue our current operations or pursue new product opportunities would be significantly limited.

***Our current and any future indebtedness under our loan agreement with Comerica could adversely affect our financial health.***

Under our loan agreement with Comerica, we may incur a significant amount of indebtedness. Such indebtedness could have important consequences. For example, it could:

- impair our ability to obtain additional financing in the future for working capital needs, capital expenditures and general corporate purposes;
- increase our vulnerability to general adverse economic and industry conditions;
- make it more difficult for us to satisfy other debt obligations we may incur in the future;
- require us to dedicate a substantial portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures and other general corporate purposes; and

- expose us to higher interest expense in the event of increases in interest rates because our indebtedness under the loan agreement with Comerica bears interest at a variable rate.

If an event of default occurs under the loan agreement, we may be unable to borrow additional amounts, and may be required to repay any amounts previously borrowed. The events of default under the loan agreement include, among other things, a material adverse effect on (i) our business operations, condition (financial or otherwise) or prospects, (ii) our ability to repay the obligations under the loan agreement or otherwise perform our obligations under the loan agreement, or (iii) our interest in, or the value, perfection or priority of Comerica's security interest in the collateral, which generally includes all of our cash and accounts receivable, but excludes intellectual property. For a description of the loan agreement, see Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.

***Covenants in our loan agreement with Comerica may limit our ability to operate our business.***

Under our loan agreement with Comerica, we are subject to specified affirmative and negative covenants, including limitations on our ability: to undergo certain change of control events; to convey, sell, lease, license, transfer or otherwise dispose of assets; to create, incur, assume, guarantee or be liable with respect to certain indebtedness; to grant liens; to pay dividends and make certain other restricted payments; and to make investments. In addition, under the loan agreement we are required to maintain a balance of cash with Comerica in an amount of not less than $4.0 million and to maintain any other cash balances with either Comerica or another financial institution covered by a control agreement for the benefit of Comerica. We are also subject to specified financial covenants with respect to a minimum liquidity ratio and, in specified limited circumstances, minimum EBITDA requirements, as defined in the loan agreement. Our subsidiary must also guarantee our obligations under the loan agreement, and we are required to pledge the stock of our subsidiary to the lender to secure our obligations under the loan agreement.

If we default under the loan agreement because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable, which would negatively impact our liquidity and reduce the availability of our cash flows to fund working capital needs, capital expenditures and other general corporate purposes.

***Our ability to use our net operating losses to offset taxes that would otherwise be due could be limited or lost entirely if we do not continue to generate taxable income in a timely manner or if we trigger an "ownership change" pursuant to Section 382 of the Internal Revenue Code which, if we continue to generate taxable income, could materially and adversely affect our business, financial condition, and results of operations.***

As of December 31, 2010, we had Federal and state income tax net operating loss carryforwards, or NOLs, of approximately $173.3 million and $155.5 million, respectively. Our ability to use our NOLs to offset taxes that would otherwise be due is dependent upon our generation of future taxable income before the expiration dates of the NOLs, and we cannot predict with certainty whether we will be able to generate future taxable income. In addition, even if we generate taxable income, realization of our NOLs to offset taxes that would otherwise be due could be restricted by annual limitations on use of NOLs triggered by an "ownership change" under Section 382 of the Internal Revenue Code and similar state provisions. An "ownership change" may occur when there is a 50% or greater change in total ownership of our company by one or more 5% shareholders within a three-year period. The loss of some or all of our NOLs could materially and adversely affect our business, financial condition and results of operations. In addition, California and certain states have suspended use of NOLs for certain taxable years, and other states may consider similar measures. As a result, we may incur higher state income tax expense in the future. Depending on our future tax position, continued suspension of our ability to use NOLs in states in which we are subject to income tax could have an adverse impact on our operating results and financial condition.

***Our results of operations and liquidity needs could be materially negatively affected by market fluctuations and economic downturn.***

Our results of operations could be materially negatively affected by economic conditions generally, both in the U.S. and elsewhere around the world. Continuing concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a difficult residential real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward.

These factors, combined with volatile oil prices, declining business and consumer confidence and continued unemployment concerns, have precipitated an economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. These events and the continuing market upheavals may have an adverse effect on us. In the event of a continuing market downturn, our results of operations could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. Given the current instability of financial institutions, we cannot be assured that we will not experience losses on these deposits.

In addition, concern about the stability of markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers.

***In connection with the reporting of our financial condition and results of operations, we are required to make estimates and judgments which involve uncertainties, and any significant differences between our estimates and actual results could have an adverse impact on our financial position, results of operations and cash flows.***

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. In particular, as part of our revenue recognition policy, our estimates of product returns, rebates and chargebacks require our most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. Any significant differences between our actual results and our estimates under different assumptions or conditions could negatively impact our financial position, results of operations and cash flows.

## Risks Related to the Securities Markets and Ownership of Our Common Stock

***Our stock price has been and may continue to be volatile, and our stockholders may not be able to sell their shares at attractive prices.***

The market prices for securities of specialty biopharmaceutical companies in general have been highly volatile and may continue to be highly volatile in the future. For example, during the year ended December 31, 2010, the trading prices for our common stock ranged from a high of $5.67 to a low of $2.09. In addition, we have not paid cash dividends since our inception and do not intend to pay cash dividends in the foreseeable future. Furthermore, our loan agreement with Comerica prohibits us from paying dividends. Therefore, investors will have to rely on appreciation in our stock price and a liquid trading market in order to achieve a gain on their investment.

The trading price of our common stock may continue to fluctuate substantially as a result of one or more of the following factors:

- announcements concerning our commercial progress and activities, including sales and revenue trends for the Glumetza and Cycloset products we promote and the status of the patent litigation relating to Glumetza;
- announcements concerning our product development programs, results of our clinical studies or status of our regulatory submissions;
- the status of the generic versions of our Zegerid prescription products offered by Par and Prasco, and any additional generic products that may be offered in the future, as well as developments in the pending appeal relating to our Zegerid prescription products and the pending litigation concerning Zegerid OTC;
- developments, including announcements concerning progress, delays or terminations, pursuant to our strategic alliances with Merck, GSK and Norgine;

- other disputes or developments concerning proprietary rights, including patents and trade secrets, litigation matters, and our ability to patent or otherwise protect our products and technologies;

- conditions or trends in the pharmaceutical and biotechnology industries, including the impact of healthcare reform and;

- fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;

- changes in, or our failure to meet or exceed, investors' and securities analysts' expectations;

- announcements concerning borrowings under our loan agreement, takedowns under our existing universal shelf registration statement or other developments relating to the loan agreement, universal shelf registration statement or our other financing activities;

- acquisition of products or businesses by us or our competitors;

- litigation and government inquiries, including the results of a putative class action filed against us relating to alleged violations of certain labor laws seeking an unspecified amount for unpaid wages and overtime wages, liquidated and/or punitive damages, attorneys' fees and other damages; or

- economic and political factors, including wars, terrorism and political unrest.

***Our stock price could decline and our stockholders may suffer dilution in connection with future issuances of equity or debt securities.***

Although we believe that our current cash, cash equivalents and short-term investments and use of our line of credit will be sufficient to fund our current operations through at least the next twelve months, we may pursue raising additional funds in connection with licensing or acquisition of new products or the continued development of our product candidates. Sources of additional funds may include funds generated through equity and/or debt financing, or through strategic collaborations or licensing agreements. To the extent we conduct substantial future offerings of equity or debt securities, such offerings could cause our stock price to decline. For example, we may issue securities under our existing universal shelf registration statement or we may pursue alternative financing arrangements.

The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with licenses or acquisitions, will also result in dilution to investors. The market price of our common stock could fall as a result of resales of any of these shares of common stock due to an increased number of shares available for sale in the market.

***Future sales of our common stock by our stockholders may depress our stock price.***

A concentrated number of stockholders hold significant blocks of our outstanding common stock. Sales by our current stockholders of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common stock. In addition, certain of our executive officers have from time to time established programmed selling plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, for the purpose of effecting sales of common stock, and other employees and affiliates, including our directors and executive officers, may choose to establish similar plans in the future. If any of our stockholders cause securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

***We may become involved in securities or other class action litigation that could divert management's attention and harm our business.***

The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical and biotechnology companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company.

In December 2010, a complaint styled as a putative class action was filed against us in the U.S. District Court for the Southern District of New York by a person employed by us as a sales representative and on behalf of a class of similarly situated current and former employees. The complaint seeks damages for alleged violations of the New York Labor Law 650 §§ et seq. and the federal Fair Labor Standards Act. The alleged violations include failure to pay for overtime work. The complaint seeks an unspecified amount for unpaid wages and overtime wages, liquidated and/or punitive damages, attorneys' fees and other damages. We deny all claims asserted in the complaint. Over the last few years, similar class action lawsuits have been filed against other pharmaceutical companies alleging that the companies' sales representatives have been misclassified as exempt employees under the Federal Fair Labor Standards Act and applicable state laws. There have been varying outcomes in these cases to date, and it is too early to predict an outcome in our matter at this time. Although we intend to vigorously defend against the litigation filed against us, litigation often is expensive and diverts management's attention and resources, which could adversely affect our business regardless of the outcome.

***Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could adversely affect our stock price and prevent attempts by our stockholders to replace or remove our current management.***

Our certificate of incorporation and bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

These provisions include:

- dividing our board of directors into three classes serving staggered three-year terms;
- prohibiting our stockholders from calling a special meeting of stockholders;
- permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;
- prohibiting our stockholders from making certain changes to our certificate of incorporation or bylaws except with 66 2/3% stockholder approval; and
- requiring advance notice for raising business matters or nominating directors at stockholders' meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder's acquisition of our stock was approved in advance by our board of directors. Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

In addition, we have adopted a stockholder rights plan. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board prior to attempting a takeover by potentially significantly diluting an acquirer's ownership interest in our outstanding capital stock. The existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

**Item 1B. Unresolved Staff Comments**

Not applicable.

## Item 2. Properties

Our primary office facility consists of approximately 24,500 square feet in San Diego, California. We sublease our primary office facility pursuant to a sublease agreement that expires in February 2013.

## Item 3. Legal Proceedings

### Glumetza® Patent Litigation

In November 2009, Depomed, Inc., or Depomed, filed a lawsuit in the United States District Court for the Northern District of California against Lupin Limited and its wholly owned subsidiary, Lupin Pharmaceutical, Inc., collectively referred to herein as Lupin, for infringement of the following patents listed in the Orange Book for Glumetza: U.S. Patent Nos. 6,340,475; 6,635,280; and 6,488,962. The lawsuit was filed in response to an abbreviated new drug application, or ANDA, and paragraph IV certification filed with the food and drug administration, or FDA, by Lupin regarding Lupin's intent to market generic versions of 500 mg and 1000 mg tablets for Glumetza prior to the expiration of the asserted Orange Book patents. Depomed commenced the lawsuit within the requisite 45 day time period, placing an automatic stay on the FDA from approving Lupin's proposed products for 30 months or until a decision is rendered by the District Court, which is adverse to the asserted Orange Book patents, whichever may occur earlier. Absent a court decision, the 30-month stay is expected to expire in May 2012. Lupin has prepared and filed an answer in the case, principally asserting non-infringement and invalidity of the Orange Book patents, and has also filed counterclaims. Discovery is currently underway and a hearing for claim construction, or Markman hearing, was held in January 2011.

Under the terms of our promotion agreement with Depomed, Depomed has assumed responsibility for managing and paying for this action, subject to certain consent rights held by us regarding any potential settlements or other similar types of dispositions. Although Depomed has indicated that it intends to vigorously defend and enforce its patent rights, we are not able to predict the timing or outcome of this action.

### Zegerid® and Zegerid OTC® Patent Litigation

In April 2010, the U.S. District Court for the District of Delaware ruled that five patents covering Zegerid Capsules and Zegerid Powder for Oral Suspension (U.S. Patent Nos. 6,489,346; 6,645,988; 6,699,885; 6,780,882; and 7,399,772) were invalid due to obviousness. These patents were the subject of lawsuits we filed in 2007 in response to ANDAs filed by Par Pharmaceutical Inc., or Par, with the FDA. In May 2010, we filed an appeal of the District Court's ruling to the U.S. Court of Appeals for the Federal Circuit. The Federal Circuit court has indicated oral argument will be scheduled in May 2011. Although we intend to vigorously defend and enforce our patent rights, we are not able to predict the timing or outcome of the appeal.

In September 2010, Schering-Plough HealthCare Products, Inc., a subsidiary of Merck & Co., Inc., or Merck, filed lawsuits in the U.S. District Court for the District of New Jersey against each of Par and Perrigo Research and Development Company, or Perrigo, for infringement of the patents listed in the Orange Book for Zegerid OTC (U.S. Patent Nos. 6,489,346; 6,645,988; 6,699,885; and 7,399,772). We and the University of Missouri, licensors of the listed patents, are joined in the lawsuits as co-plaintiffs. Par and Perrigo had filed ANDAs with the FDA regarding each company's intent to market a generic version of Zegerid OTC prior to the expiration of the listed patents. The parties in each of these lawsuits have agreed to stay the court proceedings until the earlier of the outcome of the pending appeal related to the Zegerid prescription product litigation or receipt of tentative regulatory approval for the proposed generic Zegerid OTC products. We are not able to predict the timing or outcome of these lawsuits.

Any adverse outcome in the litigation described above would adversely impact our Zegerid and Zegerid OTC business, including the amount of, or our ability to receive, milestone payments and royalties under our agreement with Merck. For example, the royalties payable to us under our license agreement with Merck are subject to reduction in the event it is ultimately determined by the courts (with the decision being unappealable or unappealed within the time allowed for appeal) that there is no valid claim of the licensed patents covering the manufacture, use or sale of the Zegerid OTC product and third parties have received marketing approval for, and are conducting bona fide ongoing commercial sales of, generic versions of the licensed products. The ruling may also negatively impact the patent protection for the products being commercialized pursuant to our ex-US licenses with Glaxo Group

Limited, an affiliate of GlaxoSmithKline, plc, and Norgine B.V. Although the U.S. ruling is not binding in countries outside the U.S., similar challenges to those raised in the U.S. litigation may be raised in territories outside the U.S.

Regardless of how these litigation matters are ultimately resolved, the litigation has been and will continue to be costly, time-consuming and distracting to management, which could have a material adverse effect on our business.

**Wage and Hour Putative Class Action Litigation**

In December 2010, a complaint styled as a putative class action was filed against us in the U.S. District Court for the Southern District of New York by a person employed by us as a sales representative and on behalf of a class of similarly situated current and former employees. The complaint seeks damages for alleged violations of the New York Labor Law 650 §§ et seq. and the federal Fair Labor Standards Act. The alleged violations include failure to pay for overtime work. The complaint seeks an unspecified amount for unpaid wages and overtime wages, liquidated and/or punitive damages, attorneys' fees and other damages. We deny all claims asserted in the complaint. Over the last few years, similar class action lawsuits have been filed against other pharmaceutical companies alleging that the companies' sales representatives have been misclassified as exempt employees under the Federal Fair Labor Standards Act and applicable state laws. There have been varying outcomes in these cases to date, and it is too early to predict an outcome in our matter at this time.

Although we intend to vigorously defend against the litigation filed against us, litigation often is expensive and diverts management's attention and resources, which could adversely affect our business regardless of the outcome.

**Fleet Phospho-soda® Product Liability Litigation**

In October 2009, we became aware of two lawsuits filed by individual plaintiffs in Ohio state court relating to C.B. Fleet Co., Inc., or Fleet, and claiming injuries purportedly caused by Fleet's Phospho-soda, sodium phosphate oral solution product. The complaints name Fleet, Santarus, the Cleveland Clinic Foundation, the Research Foundation of the American Society of Colon and Rectal Surgeons, the Society of American Gastrointestinal and Endoscopic Surgeons and several other individuals as defendants. The complaints allege, among other things, that the defendants fraudulently concealed, misrepresented and suppressed material medical and scientific information about Fleet's Phospho-soda product. The plaintiffs are seeking compensatory damages, exemplary damages, damages for loss of consortium, damages under the Ohio Consumer Protection Act, and attorneys' fees and expenses.

We co-promoted Fleet's Phospho-soda® EZ-Prep™ Bowel Cleansing System, a different sodium phosphate oral solution product manufactured by Fleet, under a co-promotion agreement, which we and Fleet entered into in August 2007 and which expired in October 2008. In November 2009, we filed notices to remove the lawsuits to the United States District Court for the Northern District of Ohio, and Plaintiffs filed motions to remand the actions back to Ohio state court. In April 2010, we filed motions requesting that we be dismissed from these lawsuits, as well as responses to Plaintiffs' motions to remand.

In July 2010, a global settlement was entered in related multi-district litigation involving Fleet. Plaintiffs' counsel has most recently indicated that the plaintiffs in our cases were "opting in" to the global settlement. Despite the decision to "opt in" to the global settlement, the plaintiffs continue to prosecute their cases, including through the filing of responses to the pending motions to dismiss.

In October 2010, we filed motions to enforce the settlement agreement, asserting that as part of the global settlement, all of plaintiffs' claims are extinguished as against Fleet and all of Fleet's indemnitees, including Santarus. Plaintiffs have filed their responses, asserting that the global settlement does not release us for alleged "independent acts and willful misconduct."

Under the terms of the co-promotion agreement, we have requested that Fleet indemnify us in connection with these matters. In addition, we have tendered notice of these matters to our insurance carriers pursuant to the terms of our insurance policies. Due to the uncertainty of the ultimate outcome of these matters and our ability to maintain indemnification and/or insurance coverage, we cannot predict the effect, if any, this matter will have on our business. Regardless of how this litigation is ultimately resolved, this matter may be costly, time-consuming and distracting to our management, which could have a material adverse effect on our business.

**Item 4. Reserved**

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

#### Market Information

Our common stock has been traded on the Nasdaq Global Market since April 1, 2004 under the symbol SNTS. Prior to such time, there was no public market for our common stock. The following table sets forth the high and low sales prices for our common stock as reported on the Nasdaq Global Market for the periods indicated.

| | High | Low |
|---|---|---|
| **Year Ended December 31, 2009** | | |
| First Quarter | $2.03 | $1.05 |
| Second Quarter | $3.20 | $1.53 |
| Third Quarter | $3.57 | $2.56 |
| Fourth Quarter | $5.82 | $3.05 |
| **Year Ended December 31, 2010** | | |
| First Quarter | $5.43 | $3.47 |
| Second Quarter | $5.67 | $2.35 |
| Third Quarter | $3.34 | $2.09 |
| Fourth Quarter | $3.69 | $2.68 |

As of February 15, 2011, there were approximately 86 holders of record of our common stock.

#### Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and finance the growth and development of our business and do not intend to pay cash dividends on our common stock for the foreseeable future. Furthermore, our loan agreement with Comerica prohibits us from paying dividends. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

#### Recent Sales of Unregistered Securities

Not applicable.

#### Issuer Purchases of Equity Securities

Not applicable.

## Performance Graph

The following graph illustrates a comparison of the total cumulative stockholder return on our common stock for the period December 31, 2005 through December 31, 2010, to two indices: the Nasdaq Composite Index, U.S. Companies, and the Nasdaq Pharmaceuticals Index. The graph assumes an initial investment of $100 on December 31, 2005. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of our common stock.

**Comparison of Cumulative Total Return on Investment Since December 31, 2005**


160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2005
2006
2007
2008
2009
2010
Santarus Inc.
NASDAQ Stock Market (US Companies)
NASDAQ Pharmaceutical Index

| | 12/31/05 | 12/29/06 | 12/31/07 | 12/31/08 | 12/31/09 | 12/31/10 |
|---|---|---|---|---|---|---|
| Santarus, Inc. | $100.00 | $147.73 | $51.88 | $29.62 | $87.16 | $61.69 |
| Nasdaq Composite Index, U.S. Companies | $100.00 | $109.84 | $119.14 | $57.41 | $82.53 | $97.95 |
| Nasdaq Pharmaceuticals Index | $100.00 | $97.88 | $102.94 | $95.78 | $107.62 | $116.66 |

## Item 6. Selected Financial Data

The selected statement of operations data for the years ended December 31, 2007 and 2006, and the selected balance sheet data as of December 31, 2008, 2007 and 2006, are derived from our audited financial statements not included in this Form 10-K. The selected statement of operations data for the years ended December 31, 2010, 2009 and 2008 and the selected balance sheet data as of December 31, 2010 and 2009, are derived from the audited consolidated financial statements for such years and as of such dates, which are included elsewhere in this Form 10-K. You should read these selected financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this Form 10-K.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | (in thousands, except per share amounts) | | | | |
| **Statement of Operations Data:** | | | | | |
| Revenues: | | | | | |
| Product sales, net | $ 90,170 | $ 119,242 | $ 101,220 | $ 79,403 | $ 45,980 |
| Promotion revenue | 31,365 | 23,631 | 9,837 | 1,803 | — |
| Royalty revenue | 3,571 | — | — | — | — |
| Other license revenue | 245 | 29,620 | 19,144 | 13,222 | 3,263 |
| Total revenues | 125,351 | 172,493 | 130,201 | 94,428 | 49,243 |
| Costs and expenses: | | | | | |
| Cost of product sales | 7,715 | 8,294 | 7,345 | 7,301 | 4,927 |
| License fees and royalties | 28,576 | 7,976 | 22,257 | 11,117 | 6,437 |
| Research and development | 17,431 | 16,244 | 11,760 | 6,849 | 7,572 |
| Selling, general and administrative | 82,581 | 105,838 | 108,012 | 116,503 | 89,828 |
| Restructuring charges | 7,082 | — | — | — | — |
| Total costs and expenses | 143,385 | 138,352 | 149,374 | 141,770 | 108,764 |
| Income (loss) from operations | (18,034) | 34,141 | (19,173) | (47,342) | (59,521) |
| Other income (expense): | | | | | |
| Interest income | 80 | 194 | 1,285 | 3,088 | 3,069 |
| Interest expense | (461) | (460) | (95) | (11) | (14) |
| Total other income (expense) | (381) | (266) | 1,190 | 3,077 | 3,055 |
| Income (loss) before income taxes | (18,415) | 33,875 | (17,983) | (44,265) | (56,466) |
| Income tax expense | 59 | 1,760 | 534 | — | — |
| Net income (loss) | $ (18,474) | $ 32,115 | $ (18,517) | $ (44,265) | $ (56,466) |
| Net income (loss) per share: | | | | | |
| Basic | $ (0.31) | $ 0.55 | $ (0.36) | $ (0.87) | $ (1.19) |
| Diluted | $ (0.31) | $ 0.54 | $ (0.36) | $ (0.87) | $ (1.19) |
| Weighted average shares outstanding used to calculate net income (loss) per share: | | | | | |
| Basic | 58,734 | 57,995 | 51,835 | 51,061 | 47,355 |
| Diluted | 58,734 | 59,674 | 51,835 | 51,061 | 47,355 |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | (in thousands) | | | | |
| **Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and short-term investments | $ 60,797 | $ 93,944 | $ 52,037 | $ 64,678 | $ 75,534 |
| Working capital | 34,142 | 47,563 | 3,734 | 25,582 | 59,010 |
| Total assets | 96,037 | 131,361 | 92,484 | 85,344 | 93,628 |
| Deferred revenue, less current portion | 2,635 | 2,678 | 2,436 | 12,722 | 15,444 |
| Long-term debt | 10,000 | 10,000 | 10,000 | — | — |
| Other long-term liabilities | 2,497 | — | — | — | — |
| Total stockholders' equity | 37,983 | 46,916 | 9,323 | 15,348 | 46,305 |

| Selected Quarterly Financial Data (unaudited): | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (in thousands, except per share amounts) | | | |
| **2010:** | | | | |
| Product sales, net | $ 29,010 | $ 32,866 | $ 10,972 | $ 17,322 |
| Total revenues | 39,749 | 41,674 | 18,074 | 25,854 |
| Cost of product sales | 1,573 | 3,793 | 1,189 | 1,160 |
| Total costs and expenses | 36,089 | 35,559 | 43,917 | 27,820 |
| Net income (loss) | 3,311 | 6,025 | (25,746) | (2,064) |
| Net income (loss) per share: | | | | |
| Basic | 0.06 | 0.10 | (0.44) | (0.03) |
| Diluted | 0.05 | 0.10 | (0.44) | (0.03) |
| **2009:** | | | | |
| Product sales, net | $ 27,555 | $ 27,989 | $ 31,488 | $ 32,210 |
| Total revenues | 34,810 | 35,847 | 39,453 | 62,383 |
| Cost of product sales | 1,880 | 2,104 | 2,009 | 2,301 |
| Total costs and expenses | 33,536 | 34,551 | 33,798 | 36,467 |
| Net income | 1,153 | 1,121 | 5,340 | 24,501 |
| Net income per share: | | | | |
| Basic | 0.02 | 0.02 | 0.09 | 0.42 |
| Diluted | 0.02 | 0.02 | 0.09 | 0.40 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

*You should read the following discussion and analysis together with "Selected Financial Data" and the consolidated financial statements and related notes included elsewhere in this Form 10-K. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in any forward-looking statements as a result of many factors, including those set forth in our filings with the Securities and Exchange Commission.*

### Overview

We are a specialty biopharmaceutical company focused on acquiring, developing and commercializing proprietary products that address the needs of patients treated by physician specialists.

Our commercial organization currently promotes Glumetza® (metformin hydrochloride extended release tablets) 500 mg and 1000 mg in the U.S. We commenced promotion of Glumetza in October 2008 under a promotion agreement with Depomed, Inc., or Depomed. Our commercial organization also began promotion of Cycloset® (bromocriptine mesylate) 0.8 mg tablets in the U.S. in November 2010 under a distribution and license agreement with S2 Therapeutics, Inc., or S2, and VeroScience, LLC, or VeroScience. Both Glumetza and Cycloset are prescription products indicated to improve glycemic control in adult patients with type 2 diabetes.

We also sell but do not promote Zegerid® (omeprazole/sodium bicarbonate) 20 mg and 40 mg prescription products in the U.S., which are immediate-release formulations of the proton pump inhibitor, or PPI, omeprazole. In addition, we receive a percentage of the gross margin on sales of an authorized generic version of our Zegerid Capsules product under a distribution and supply agreement with Prasco LLC, or Prasco.

In addition to our commercial products, we are focused on advancing the following development-stage products to commercialization:

- Budesonide MMX® is a corticosteroid in a novel oral tablet formulation, dosed one tablet once a day, which utilizes proprietary multi-matrix (MMX®) colonic delivery technology and is being developed for the treatment of ulcerative colitis. We have announced statistically significant top-line results from two phase III clinical studies which evaluated budesonide MMX 9 mg for the induction of remission of mild or moderate active ulcerative colitis. We have rights to budesonide MMX in the U.S. under a strategic collaboration with Cosmo Technologies Limited, or Cosmo.

- Rhucin® (recombinant human C1 inhibitor) is a recombinant version of the human protein C1 inhibitor, which is produced using proprietary transgenic technology. In December 2010, our licensing partner, Pharming Group NV, or Pharming, submitted a biologics license application, or BLA, to the U.S. Food and Drug Administration, or FDA, seeking approval to market Rhucin for the treatment of acute attacks of hereditary angioedema, or HAE, an orphan disease. On February 22, 2011, based on prior discussions with the FDA, Pharming announced initiation of a placebo-controlled, double-blind phase IIIb clinical study with approximately 50 patients to provide additional data in support of the 50 U/kg dose. On February 28, 2011, Pharming announced receipt of a refusal to file letter from the FDA for the Rhucin BLA. In the letter the FDA indicated that the BLA was not sufficiently complete to enable a critical medical review and indicated that the FDA will provide additional feedback on the design of the ongoing phase IIIb clinical study. In addition, the FDA requested that the results of the phase IIIb clinical study be included in any future BLA submission for Rhucin. Both we and Pharming intend to meet with the FDA at the earliest opportunity to discuss the issues raised in the FDA letter and to reach a more comprehensive understanding of what would be required for the BLA to be accepted for review. In addition, a phase II proof of concept study is planned to evaluate recombinant human C1 inhibitor for the treatment of early antibody mediated rejection, or AMR, in renal transplant patients. We have rights to Rhucin in the U.S., Canada and Mexico under our under license and supply agreements with Pharming.

- Rifamycin SV MMX® is a broad spectrum, semi-synthetic antibiotic in a novel oral tablet formulation, which utilizes proprietary MMX colonic delivery technology and is being developed for the treatment of patients with travelers' diarrhea and potentially for other diseases that have an infectious component in the intestine. Rifamycin SV MMX 200 mg oral tablets taken twice daily (2 times 200 mg per dose, 800 mg total daily dose) is currently being investigated in a phase III clinical program in patients with travelers' diarrhea. We have rights to rifamycin SV MMX in the U.S. under a strategic collaboration with Cosmo.

- SAN-300 (anti-VLA-1 antibody) is a novel early stage anti-VLA-1 monoclonal antibody, or mAb, development compound that we initially expect to develop for the treatment of rheumatoid arthritis. We are planning to begin a single-center, randomized, placebo-controlled, single-dose, dose-escalation phase I clinical study with SAN-300 in March/April 2011. We have worldwide rights to SAN-300 under a license agreement with Biogen Idec MA, or Biogen, and in connection with our acquisition of Covella Pharmaceuticals, Inc., or Covella.

To leverage our PPI technology and diversify our sources of revenue, we have licensed certain exclusive rights to Schering-Plough HealthCare Products, Inc., a subsidiary of Merck & Co., Inc., or Merck, to develop, manufacture and sell Zegerid OTC® products in the U.S. and Canada. We have also licensed certain exclusive rights to Glaxo Group Limited, an affiliate of GlaxoSmithKline, plc, or GSK, to develop, manufacture and commercialize prescription and over-the-counter, or OTC, products in up to 114 specified countries (including markets within Africa, Asia, the Middle-East, and Central and South America). In addition, we have licensed certain exclusive rights to Norgine B.V., or Norgine, to develop, manufacture and commercialize prescription immediate-release omeprazole products in specified markets in Europe and in Israel.

**Critical Accounting Policies**

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

*Principles of Consolidation*

Our consolidated financial statements include the accounts of Santarus and its wholly owned subsidiary, Covella. We do not have any interest in variable interest entities. All material intercompany transactions and balances have been eliminated in consolidation.

In September 2010, we acquired the worldwide rights to SAN-300 through the acquisition of Covella pursuant to the terms of a merger agreement. In connection with the consummation of the transactions contemplated by the merger agreement, Covella survived as our wholly owned subsidiary.

*Business Combinations*

We accounted for the acquisition of Covella in accordance with the revised authoritative guidance for business combinations. This guidance establishes principles and requirements for recognizing and measuring the total consideration transferred to and the assets acquired and liabilities assumed in the acquired target in a business combination. The consideration paid to acquire Covella was required to be measured at fair value and included cash consideration, the issuance of our common stock and contingent consideration, which includes our obligation to make clinical and regulatory milestone payments based on success in developing product candidates in addition to a royalty on net sales of any commercial products resulting from the anti-VLA-1 mAb technology. After the total consideration transferred was calculated by determining the fair value of the contingent consideration plus the upfront cash and stock consideration, we assigned the purchase price of Covella to the fair value of the assets acquired and liabilities assumed. This allocation of the purchase price resulted in recognition of intangible assets related to in-process research and development, or IPR&D, and goodwill. The determination and allocation of the consideration transferred requires us to make significant estimates and assumptions, especially at the acquisition date with respect to the fair value of the contingent consideration. The key assumptions in determining the fair value were the discount rate and the probability assigned to the potential milestone or royalty being achieved. We remeasure the fair value of the contingent consideration at each reporting period, with any change in its fair value being recorded in the current period's operating expenses. Changes in the fair value may result from either the passage of time or events occurring after the acquisition date, such as changes in the estimate of the probability of achieving the milestone or royalty.

*Intangible Assets and Goodwill*

Our intangible assets are comprised primarily of acquired IPR&D and license agreements. Goodwill represents the excess of the cost over the fair value of net assets acquired from business combinations. We periodically assess the carrying value of our intangible assets and goodwill, which requires us to make assumptions and judgments regarding the future cash flows of these assets. The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances:

- the asset's ability to generate income from operations and positive cash flow in future periods;
- loss of legal ownership or title to the asset;
- significant changes in our strategic business objectives and utilization of the asset(s); and
- the impact of significant negative industry, regulatory or economic trends.

IPR&D will not be amortized until the related development process is complete and goodwill is not amortized. License agreements and other intangible assets are amortized over their estimated useful lives. If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fair value is determined by a combination of third-party sources and forecasted discounted cash flows. In addition, we base the useful lives and related amortization expense on our estimate of the period that the assets will generate revenues or otherwise be used. We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies. A change in any of the above-mentioned factors or estimates could result in an impairment charge which could negatively impact our results of operations. We have not recognized any impairment charges on our intangible assets or goodwill through December 31, 2010.

*Inventories and Related Reserves*

Inventories are stated at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method. Inventories consist of finished goods and raw materials used in the manufacture of Cycloset tablets, Zegerid Capsules and the related authorized generic product and Zegerid Powder for Oral Suspension. Also included in inventories are product samples of the Glumetza products which we purchase from Depomed under our promotion agreement. We provide reserves for potentially excess, dated or obsolete inventories based on an analysis of inventory on hand and on firm purchase commitments compared to forecasts of future sales.

*Revenue Recognition*

We recognize revenue when there is persuasive evidence that an arrangement exists, title has passed, the price is fixed or determinable, and collectability is reasonably assured.

*Product Sales, Net.* We sell our Cycloset and Zegerid products primarily to pharmaceutical wholesale distributors. We are obligated to accept from customers products that are returned within six months of their expiration date or up to 12 months beyond their expiration date. We authorize returns for expired or damaged products in accordance with our return goods policy and procedures. We issue credit to the customer for expired or damaged returned product. We rarely exchange product from inventory for returned product. At the time of sale, we record our estimates for product returns as a reduction to revenue at full sales value with a corresponding increase in the allowance for product returns liability. Actual returns are recorded as a reduction to the allowance for product returns liability at sales value with a corresponding decrease in accounts receivable for credit issued to the customer.

We recognize product sales net of estimated allowances for product returns, estimated rebates in connection with contracts relating to managed care, Medicare, and patient coupons, and estimated chargebacks from distributors, wholesaler fees and prompt payment and other discounts. We establish allowances for estimated product returns, rebates and chargebacks based primarily on the following qualitative and quantitative factors:

- the number of and specific contractual terms of agreements with customers;
- estimated levels of inventory in the distribution channel;
- estimated remaining shelf life of products;
- analysis of prescription data gathered by a third-party prescription data provider;
- direct communication with customers;
- historical product returns, rebates and chargebacks;
- anticipated introduction of competitive products or generics;
- anticipated pricing strategy changes by us and/or our competitors; and
- the impact of state and federal regulations.

In our analyses, we utilize prescription data purchased from a third-party data provider to develop estimates of historical inventory channel pull-through. We utilize a separate analysis which compares historical product shipments less returns to estimated historical prescriptions written. Based on that analysis, we develop an estimate of the quantity of product in the distribution channel which may be subject to various product return, rebate and chargeback exposures.

Our estimates of product returns, rebates and chargebacks require our most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. If actual future payments for returns, rebates, chargebacks and other discounts exceed the estimates we made at the time of sale, our financial position, results of operations and cash flows would be negatively impacted.

Our allowance for product returns was $13.5 million as of December 31, 2010 and $12.8 million as of December 31, 2009. We recognize product sales at the time title passes to our customers, and we provide for an estimate of future product returns at that time based upon historical product returns trends, analysis of product expiration dating and estimated inventory levels in the distribution channel, review of returns trends for similar products, if available, and the other factors discussed above. There may be a significant time lag between the date we determine the estimated allowance and when we receive the product return and issue credit to a customer. Due to this time lag, we record adjustments to our estimated allowance over several periods, which can result in a net increase or a net decrease in our operating results in those periods. We have been tracking our Zegerid product returns history by individual production batches from the time of our first commercial product launch of Zegerid Powder for Oral Suspension 20 mg in late 2004, taking into consideration product expiration dating and estimated inventory levels in the distribution channel. We launched Cycloset in November 2010 and have not experienced any returns through December 31, 2010. We have provided for an estimate of Cycloset product returns based upon our review of returns trends for similar products and taking into consideration our Zegerid product returns history.

Our allowance for rebates, chargebacks and other discounts was $13.7 million as of December 31, 2010 and $34.7 million as of December 31, 2009. These allowances reflect an estimate of our liability for rebates due to managed care organizations under specific contracts, rebates due to various organizations under Medicare contracts and regulations, chargebacks due to various organizations purchasing our products through federal contracts and/or group purchasing agreements, and other rebates and customer discounts due in connection with wholesaler fees and prompt payment and other discounts. We estimate our liability for rebates and chargebacks at each reporting period based on a combination of the qualitative and quantitative assumptions listed above. In each reporting period, we evaluate our outstanding contracts and apply the contractual discounts to the invoiced price of wholesaler shipments recognized. Although the total invoiced price of shipments to wholesalers for the reporting period and the contractual terms are known during the reporting period, we project the ultimate disposition of the sale (e.g. future utilization rates of cash payors, managed care, Medicare or other contracted organizations). This estimate is based on historical trends adjusted for anticipated changes based on specific contractual terms of new agreements with customers, anticipated pricing strategy changes by us and/or our competitors and the other qualitative and quantitative factors described above. There may be a significant time lag between the date we determine the estimated allowance and when we make the contractual payment or issue credit to a customer. Due to this time lag, we record adjustments to our estimated allowance over several periods, which can result in a net increase or a net decrease in our operating results in those periods.

In late June 2010, we began selling an authorized generic version of our prescription Zegerid Capsules under a distribution and supply agreement with Prasco. Prasco has agreed to purchase all of its authorized generic product requirements from us and pays a specified invoice supply price for such products. We recognize revenue from shipments to Prasco at the invoice supply price and the related cost of product sales when title transfers, which is generally at the time of shipment. We are also entitled to receive a percentage of the gross margin on sales of the authorized generic products by Prasco, which we recognize as an addition to product sales, net when Prasco reports to us the gross margin from the ultimate sale of the products. Any adjustments to the gross margin related to Prasco's estimated sales discounts and other deductions are recognized in the period Prasco reports the amounts to us.

*Promotion, Royalty and Other License Revenue.* We analyze each element of our promotion and licensing agreements to determine the appropriate revenue recognition. We recognize revenue on upfront payments over the period of significant involvement under the related agreements unless the fee is in exchange for products delivered or services rendered that represent the culmination of a separate earnings process and no further performance obligation exists under the contract. We recognize milestone payments upon the achievement of specified milestones if (1) the milestone is substantive in nature, and the achievement of the milestone was not reasonably assured at the inception of the agreement and (2) the fees are nonrefundable. Any milestone payments received prior to satisfying these revenue recognition criteria are recognized as deferred revenue. Sales milestones, royalties and promotion fees are based on sales and/or gross margin information, which may include estimates of sales discounts and other deductions, received from the relevant alliance agreement partner. Sales milestones, royalties and promotion fees are recognized as revenue when earned under the agreements, and any adjustments related to estimated sales discounts and other deductions are recognized in the period the alliance agreement partner reports the amounts to us.

*Stock-Based Compensation*

We estimate the fair value of stock options and employee stock purchase plan rights granted using the Black-Scholes valuation model. This estimate is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our stock price, the expected term of the stock option, the risk-free interest rate and expected dividends. In determining our volatility factor, we perform an analysis of our historical volatility since our initial public offering in April 2004. In addition, we consider the expected volatility of similar entities. In evaluating similar entities, we consider factors such as industry, stage of development, size and financial leverage. In determining the expected life of the options, we use the "simplified" method. Under this method, the expected life is presumed to be the mid-point between the vesting date and the end of the contractual term. We will continue to use the "simplified" method until we have sufficient historical exercise data to estimate the expected life of the options.

The fair value of options granted is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period ranging from one to four years. Pre-vesting forfeitures were estimated to be approximately 0% for 2010, 2009 and 2008 as the majority of options granted contain monthly vesting terms. In 2008, certain stock options were granted to employees at or above the vice president level that vest upon the attainment of specific financial performance targets. The measurement date of stock options containing performance-based vesting is the date the stock option grant is authorized and the specific performance goals are communicated. Compensation expense is recognized based on the probability that the performance criteria will be met. The recognition of compensation expense associated with performance-based vesting requires judgment in assessing the probability of meeting the performance goals, as well as defined criteria for assessing achievement of the performance-related goals. The continued assessment of probability may result in additional expense recognition or expense reversal depending on the level of achievement of the performance goals. We recorded compensation expense of approximately $355,000 in 2009 related to stock options containing performance-based vesting. There was no compensation expense associated with these options in 2010.

The following table includes stock-based compensation recognized in our consolidated statements of operations (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Cost of product sales | $ 140 | $ 101 | $ 95 |
| Research and development | 709 | 598 | 478 |
| Selling, general and administrative | 4,192 | 3,870 | 3,638 |
| Restructuring charges | 352 | — | — |
| Total | $ 5,393 | $ 4,569 | $ 4,211 |

As of December 31, 2010, total unrecognized compensation cost related to stock options was approximately $8.0 million, and the weighted average period over which it was expected to be recognized was 2.7 years.

*Income Taxes*

We provide for income taxes under the liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the tax basis of assets or liabilities and their carrying amounts in the financial statements. We provide a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefit or if future deductibility is uncertain.

On January 1, 2007, we adopted the authoritative guidance relating to accounting for uncertainty in income taxes. This guidance clarifies the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which our management's judgment in selecting any available alternative would not produce a materially different result. Please see our audited consolidated financial statements and notes thereto included elsewhere in this Form 10-K, which contain accounting policies and other disclosures required by GAAP.

*Recent Accounting Pronouncements*

In October 2009, the Financial Accounting Standards Board, or FASB, issued authoritative guidance that amends existing revenue recognition accounting pronouncements related to multiple-deliverable revenue arrangements. The new guidance provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and how the consideration should be allocated. This guidance expands the methods under which a company can establish the fair value of undelivered products and services and provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. The new guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.

In December 2010, the FASB issued authoritative guidance concerning the recognition and classification of the new annual fee payable by branded prescription drug manufacturers and importers on branded prescription drugs which was mandated under the health care reform legislation enacted in the U.S. in March 2010. Under this new authoritative guidance, the annual fee should be estimated and recognized in full as a liability upon the first qualifying commercial sale with a corresponding deferred cost that is amortized to operating expenses using a straight-line method unless another method better allocates the fee over the calendar year in which it is payable. This new guidance is effective for calendar years beginning on or after December 31, 2010, when the fee initially becomes effective.

**Results of Operations**

*Comparison of Years Ended December 31, 2010, 2009 and 2008*

*Product Sales, Net.* Product sales, net were $90.2 million for 2010, $119.3 million for 2009 and $101.2 million for 2008 and consisted of sales of Zegerid Capsules and Zegerid Powder for Oral Suspension. In 2010, product sales, net also consisted of sales of the authorized generic version of Zegerid Capsules under our distribution and supply agreement with Prasco and sales of Cycloset which we launched in November 2010. The $29.1 million decrease in product sales, net from 2009 to 2010 was comprised of approximately $38.5 million related to a decrease in sales volume comprised primarily of our Zegerid products, including the authorized generic products, offset by approximately $9.4 million related to increased average selling prices. These decreases in volume resulted from Par Pharmaceutical, Inc.'s, or Par's, commencement of its commercial sale of its generic version of our Zegerid Capsules prescription products in late June 2010. The $18.1 million increase in product sales, net from 2008 to 2009 was comprised of approximately $7.9 million related to an increase in the sales volume of our Zegerid products, primarily driven by Zegerid Capsules, as well as approximately $10.2 million related to increased average selling prices.

*Promotion Revenue.* Promotion revenue was $31.4 million for 2010, $23.6 million for 2009 and $9.8 million for 2008. Promotion revenue included fees earned under our promotion agreement with Depomed of approximately $31.4 million in 2010, $23.6 million in 2009 and $4.7 million in 2008. We began promoting Glumetza under the promotion agreement with Depomed in October 2008. Promotion revenue for 2010 was negatively impacted by Depomed's voluntary recall and supply interruption of Glumetza 500 mg which resulted in the unavailability of this dosage strength from June 2010 through early January 2011.

In 2008, promotion revenue also included co-promotion fees earned under our agreements with Victory Pharma, Inc., or Victory, pursuant to which we co-promoted Naprelan® (naproxen sodium) Controlled Release Tablets and with C.B. Fleet Company, Incorporated, or Fleet, pursuant to which we co-promoted the Fleet® Phospho-soda® EZ-Prep™ Bowel Cleansing System. In July 2008, we and Victory mutually agreed to terminate our co-promotion agreement previously entered into in June 2007. We ended all promotional efforts under the agreement as of September 30, 2008. We entered into our co-promotion agreement with Fleet in August 2007, which was subsequently amended in May 2008. Effective as of October 1, 2008, our co-promotion agreement expired in accordance with its terms.

*Royalty Revenue.* Royalty revenue was $3.6 million for 2010 and was comprised primarily of royalty revenue earned under our license agreement with Merck for Zegerid OTC. Merck commenced commercial sales of Zegerid OTC in March 2010. There was no royalty revenue for 2009 or 2008.

*Other License Revenue.* Other license revenue was $245,000 for 2010, $29.6 million for 2009 and $19.2 million for 2008. Significant components of our other license revenue are described below:

- In October 2009, we received a nonrefundable $2.5 million upfront payment in connection with our license agreement with Norgine. The $2.5 million upfront payment was amortized over a three-month period through early January 2010, which represented the period during which we had significant responsibilities under the agreement.

- In December 2009, we received a $20.0 million one-time nonrefundable milestone payment from Merck following the approval of the new drug application, or NDA, submitted by Merck for Zegerid OTC (omeprazole 20 mg/sodium bicarbonate 1100 mg capsules). In June 2008, we received a $2.5 million nonrefundable milestone payment from Merck relating to FDA acceptance for filing of the NDA submitted by Merck for Zegerid OTC. We recognized the milestone payments of $20.0 million and $2.5 million in other license revenue in 2009 and 2008, respectively, due to the substantive nature of the milestones achieved. In November 2006, we received a nonrefundable $15.0 million upfront license fee in connection with our license agreement with Merck. The $15.0 million upfront payment was amortized to revenue on a straight-line basis over a 37-month period through the end of 2009, which represented the period during which we had significant responsibilities under the agreement.

- In December 2007, we received a nonrefundable $11.5 million upfront payment in connection with our license agreement with GSK. To support GSK's initial launch costs, we agreed to waive the first $2.5 million of aggregate royalties payable to us. Of the total $11.5 million upfront payment, the $2.5 million in waived royalty obligations was recorded as deferred revenue and is being recognized as royalty revenue as the royalties are earned. The remaining $9.0 million was also recorded as deferred revenue and was amortized to revenue on a straight-line basis over an 18-month period through May 2009, which represented the period during which we had significant obligations under the agreement.

- In October 2004, we received a nonrefundable $15.0 million upfront payment in connection with our non-exclusive agreement with Otsuka America Pharmaceutical Inc., or Otsuka America, under which Otsuka America had been co-promoting Zegerid Capsules and Zegerid Powder for Oral Suspension. The $15.0 million upfront payment initially was being amortized to revenue on a straight-line basis over the 63-month contractual term through the end of 2009. On May 28, 2008, we agreed to terminate the co-promotion agreement effective as of June 30, 2008 and amortized the remaining balance of the $15.0 million up-front payment. We recognized other license revenue associated with this amortization of $5.7 million in 2008.

*Cost of Product Sales.* Cost of product sales was $7.7 million for 2010, $8.3 million for 2009 and $7.3 million for 2008, or approximately 9%, 7% and 7% of net product sales, respectively. Cost of product sales consists primarily of raw materials, third-party manufacturing costs, freight and indirect personnel and other overhead costs associated with the sales of our Cycloset and Zegerid prescription products as well as shipments to Prasco of the authorized generic version of Zegerid Capsules. Cost of product sales also includes reserves for excess, dated or obsolete commercial inventories based on an analysis of inventory on hand and on firm purchase commitments compared to forecasts of future sales. The increase in our cost of product sales as a percentage of net product sales from 2009 to 2010 was primarily attributable to a reserve of approximately $1.5 million recognized in 2010 against on-hand inventories of our Zegerid products in connection with the launch of generic and authorized generic versions of prescription Zegerid Capsules and our related decision to cease promotion of Zegerid.

*License Fees and Royalties.* License fees and royalties were $28.6 million for 2010, $8.0 million for 2009 and $22.3 million for 2008. License fees and royalties consist of royalties due to the University of Missouri based upon net product sales of our Zegerid prescription products, sales of Zegerid OTC by Merck under our license agreement and products sold by GSK under our license agreement. In addition, license fees and royalties include milestone payments and upfront fees expensed or amortized under license agreements, as well as changes in the fair value of contingent consideration related to business combinations. The $20.6 million increase in license fees and royalties from 2009 to 2010 was primarily due to the $15.0 million upfront fee we paid to Pharming in connection with the license and supply agreements we entered into in September 2010 and a $2.7 million accrual related to the one-time $3.0 million sales milestone due to Depomed based on Glumetza net product sales in excess of $50.0 million during the 13-month period ending January 2011. The increase in license fees and royalties was also attributable to a milestone payment to Cosmo based on the achievement of both of the primary endpoints in the European Union, or EU, and U.S. phase III studies for budesonide MMX with statistical significance and demonstrated adequate safety. Cosmo elected to receive payment through the issuance of 972,132 shares of our common stock. The fair value of the shares issued to Cosmo was approximately $2.7 million.

The $14.3 million decrease in license fees and royalties from 2008 to 2009 resulted primarily from the upfront cash payment of $2.5 million and the fair value of 6,000,000 shares of our common stock issued to Cosmo of approximately $7.5 million under our license agreement, stock issuance agreement and registration rights agreement entered into in December 2008. The total of approximately $10.0 million was included in license fees and royalties in 2008. In 2008, license fees and royalties also included royalties due to Otsuka America under our co-promotion agreement based on our net product sales. Following the termination of our co-promotion agreement effective as of June 30, 2008, we were no longer obligated to pay royalties to Otsuka America.

*Research and Development.* Research and development expenses were $17.4 million for 2010, $16.2 million for 2009 and $11.8 million for 2008. The $1.2 million increase in our research and development expenses from 2009 to 2010 was primarily attributable to costs associated with our phase III clinical program evaluating rifamycin SV MMX in patients with travelers' diarrhea, which was initiated in the second quarter of 2010, start-up costs associated with our phase II proof of concept study evaluating recombinant human C1 inhibitor in early AMR in renal transplant patients and increased compensation costs associated with an increase in research and development personnel and annual merit increases. These increases were offset in part by a decrease in our research and development expenses related to the budesonide MMX phase III clinical program.

The $4.4 million increase in our research and development expenses from 2008 to 2009 was primarily attributable to the budesonide MMX phase III clinical program. In addition, the increase in our research and development expenses from 2008 to 2009 was attributable to increased compensation costs associated with an increase in research and development personnel and annual merit increases, and payment of the user fee associated with the submission of our 505(b)(2) NDA to the FDA for our immediate-release omeprazole prescription product in a tablet formulation. These increases in our research and development expenses from 2008 to 2009 were offset in part by a decrease in manufacturing development costs associated with the tablet formulation. We have determined not to commercialize the tablet product at this time.

Research and development expenses have historically consisted primarily of costs associated with clinical studies of our products under development as well as clinical studies designed to further differentiate our products from those of our competitors, development of and preparation for commercial manufacturing of our products, compensation and other expenses related to research and development personnel and facilities expenses.

In connection with our strategic collaboration with Cosmo entered into in December 2008, we are developing two product candidates targeting gastrointestinal, or GI, conditions. Budesonide MMX is a corticosteroid in a novel oral tablet formulation, dosed one tablet once a day, which utilizes proprietary MMX colonic delivery technology and is being developed for the treatment of ulcerative colitis. We have announced statistically significant top-line results from two phase III clinical studies which evaluated budesonide MMX 9 mg for the induction of remission of mild or moderate active ulcerative colitis. We plan to submit an NDA for budesonide MMX to the FDA by the end of 2011. Rifamycin SV MMX is a broad spectrum, semi-synthetic antibiotic in a novel oral tablet formulation, which utilizes proprietary MMX colonic delivery technology and is being developed for the treatment of patients with travelers' diarrhea and potentially for other diseases that have an infectious component in the intestine. Rifamycin SV MMX 200 mg oral tablets taken twice daily (2 times 200 mg per dose, 800 mg total daily dose) is currently being investigated in a phase III clinical program in patients with travelers' diarrhea.

We have acquired rights to Rhucin under license and supply agreements with Pharming. Rhucin is a recombinant version of the human protein C1 inhibitor, which is produced using proprietary transgenic technology. In December 2010, Pharming submitted a BLA to the FDA seeking approval to market Rhucin for the treatment of acute attacks of HAE, an orphan disease. On February 22, 2011, based on prior discussions with the FDA,

Pharming announced initiation of a placebo-controlled, double-blind phase IIIb clinical study with approximately 50 patients to provide additional data in support of the 50 U/kg dose. On February 28, 2011, Pharming announced receipt of a refusal to file letter from the FDA for the Rhucin BLA. In the letter the FDA indicated that the BLA was not sufficiently complete to enable a critical medical review and indicated that the FDA will provide additional feedback on the design of the ongoing phase IIIb clinical study. In addition, the FDA requested that the results of the phase IIIb clinical study be included in any future BLA submission for Rhucin. Both we and Pharming intend to meet with the FDA at the earliest opportunity to discuss the issues raised in the FDA letter and to reach a more comprehensive understanding of what would be required for the BLA to be accepted for review. In addition, a phase II proof of concept study is planned to evaluate recombinant human C1 inhibitor for the treatment of early AMR in renal transplant patients.

We have acquired the exclusive worldwide rights to SAN-300 through the acquisition of Covella and a related license agreement with Biogen. SAN-300 is an inhibitor of VLA-1, also known as $\alpha_1\beta_1$ integrin, and has shown activity in multiple preclinical models of inflammatory and autoimmune diseases. We believe that SAN-300 may have potential application as a drug candidate in multiple inflammatory and autoimmune diseases, including rheumatoid arthritis, inflammatory bowel disease, psoriasis and organ transplantation. We expect to begin a single-dose, dose-escalation Phase I clinical study in March/April 2011.

We are unable to estimate with any certainty the research and development costs that we may incur in the future. We have also committed, in connection with the approval of our NDAs for Zegerid Powder for Oral Suspension, to evaluate the product in pediatric populations, including pharmacokinetic/pharmacodynamic, or PK/PD, and safety studies. We have not yet commenced any of the studies and have requested a waiver of this requirement from the FDA. In the future, we may conduct additional clinical studies to further differentiate our marketed products and products under development, as well as conduct research and development related to any future products that we may in-license or otherwise acquire. Although we are currently focused primarily on the advancement of the budesonide MMX, Rhucin, rifamycin SV MMX and SAN-300 development-stage products, we anticipate that we will make determinations as to which development projects to pursue and how much funding to direct to each project on an ongoing basis in response to the scientific, clinical and commercial merits of each project.

*Selling, General and Administrative.* Selling, general and administrative expenses were $82.6 million for 2010, $105.8 million for 2009 and $108.0 million for 2008. The $23.2 million decrease in our selling, general and administrative expenses from 2009 to 2010 was primarily attributable to a decrease in compensation, benefits and related employee costs and a decrease in Zegerid promotional spending related to our decision to cease promotion of our Zegerid prescription products and implement a corporate restructuring in the third quarter of 2010. The decrease in our selling, general and administrative expenses was also attributable to a decrease in legal fees associated with the patent infringement litigation against Par and a decrease in Glumetza promotional spending. These decreases in selling, general and administrative expenses were offset in part by an increase in advertising and promotional spending related to the launch of Cycloset.

The $2.2 million decrease in our selling, general and administrative expenses from 2008 to 2009 was primarily attributable to decreases in costs associated with advertising and promotional activities related to our Zegerid products and a decrease in the number of sales representatives under our contract sales organization agreement. These decreases in our selling, general and administrative expenses were offset in part by an increase in legal fees primarily due to the patent infringement litigation against Par, costs associated with the advertising and promotion of the Glumetza products and increased compensation costs resulting from annual merit increases.

*Restructuring Charges.* As a result of our restructuring plan, we recorded a restructuring charge of $7.1 million in 2010, consisting of $5.0 million in one-time termination benefits including pay during the Worker Adjustment and Retraining Notification Act, or WARN, notice period in lieu of work, severance and healthcare benefits, $1.7 million in contract termination costs and $352,000 of non-cash stock-based compensation. Our decision to cease promotion of our Zegerid prescription products and implement a corporate restructuring resulted from Par's decision to launch a generic version of our Zegerid prescription products in late June 2010. The corporate restructuring included a workforce reduction of approximately 34%, or 113 employees, in our commercial organization and certain other operations. We also determined to significantly reduce the number of contract sales representatives that we utilize. We provided 60-day WARN notices to the affected employees to inform them that their employment would end at the conclusion of the 60-day period. We began notifying affected employees in July 2010 and substantially completed our restructuring plan in the third quarter of 2010.

We offered outplacement services and severance benefits to the affected employees, including cash severance payments and payment of COBRA healthcare coverage for specified periods. In addition, we offered to accelerate the vesting of stock options by six months and extend the period for exercising vested stock options by twelve months from each affected employee's termination date. Each affected employee's eligibility for the severance benefits was contingent upon such employee's execution of a separation agreement, which included a general release of claims against us.

*Interest Income.* Interest income was $80,000 for 2010, $194,000 for 2009 and $1.3 million for 2008. The $1.1 million decrease in interest income from 2008 to 2009 was primarily attributable to a lower rate of return on our cash, cash equivalents and short-term investments.

*Interest Expense.* Interest expense was $461,000 for 2010, $460,000 for 2009 and $95,000 for 2008. Interest expense for 2010 and 2009 was comprised primarily of interest due in connection with our revolving credit facility with Comerica Bank, or Comerica.

*Income Tax Expense.* Income tax expense was $59,000 for 2010, $1.8 million for 2009 and $534,000 for 2008. Our effective tax rate was (0.5)% in 2010, 5.2% in 2009 and (3.0)% in 2008 impacted by utilization of net operating loss carryforwards in 2009 and 2008. At December 31, 2010, we had Federal and state income tax net operating loss carryforwards of approximately $173.3 million and $155.5 million, respectively. The Federal and California net operating loss carryforwards will begin to expire in 2024 and 2016, respectively, unless previously utilized. Utilization of our net operating loss carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period under the provision of Section 382 of the Internal Revenue Code.

**Liquidity and Capital Resources**

As of December 31, 2010, cash, cash equivalents and short-term investments were $60.8 million, compared to $93.9 million as of December 31, 2009, a decrease of $33.1 million. This net decrease resulted from our net loss for 2010 which included the $15.0 million upfront fee we paid to Pharming in connection with the license and supply agreements we entered into in September 2010, adjusted for non-cash charges and changes in operating assets and liabilities.

Net cash used in operating activities was $28.0 million for 2010 and $6.5 million for 2008. Net cash provided by operating activities was $37.0 million for 2009. The primary use of cash for 2010 resulted from our net loss for the period, which included the $15.0 million upfront fee we paid to Pharming in connection with the license and supply agreements we entered into in September 2010, adjusted for non-cash charges, including $5.4 million in stock-based compensation, $2.9 million related to the issuance of common stock under technology license agreements, $2.3 million in depreciation and amortization, and changes in operating assets and liabilities. Significant working capital uses of cash for 2010 included decreases in accounts payable and accrued liabilities related to payment of annual corporate bonuses, accrued rebates and other expenses accrued in 2009 and increases in prepaid expenses and other current assets. These working capital uses of cash for 2010 were offset in part by decreases in inventories related to our reserves against on-hand inventories of our Zegerid products, and decreases in accounts receivable resulting from our decision to cease promotion of Zegerid and the launch of generic versions of prescription Zegerid Capsules.

The primary source of cash in 2009 was our net income for 2009, including the $20.0 million milestone payment we received from Merck in December 2009, adjusted for non-cash expenses, including $4.6 million in stock-based compensation and $2.0 in depreciation and amortization, and changes in operating assets and liabilities. Significant working capital uses of cash for 2009 included decreases in deferred revenue and increases in accounts receivable, offset in part by increases in the allowance for product returns and accounts payable and accrued liabilities. The primary use of cash in 2008 was to fund our net loss for 2008, adjusted for non-cash expenses, including $7.5 million related to the issuance of common stock to Cosmo in connection with our strategic collaboration entered into in 2008, $4.2 million in stock-based compensation, $1.4 million in depreciation and amortization and changes in operating assets and liabilities. Significant working capital uses of cash for 2008 included decreases in deferred revenue and increases in accounts receivable and prepaid expenses and other current assets. These working capital uses of cash were offset in part by increases in the allowance for product returns and increases in accounts payable and accrued liabilities primarily driven by an increase in accrued rebates and accrued research and development expenses associated with our strategic collaboration with Cosmo.

Net cash used in investing activities was $2.3 million for 2010, $1.7 million for 2009 and $12.9 million for 2008. These activities included purchases and sales/maturities/redemptions of short-term investments and purchases of property and equipment. For 2010, net cash used in investing activities also included the $5.0 million upfront payment we made to S2 and VeroScience in connection with the acquisition of intangible assets and net cash payments of $842,000 in connection with our acquisition of Covella. Additionally, in 2008, net cash used in investing activities consisted primarily of the acquisition of intangible assets in connection with our $12.0 million upfront payment to Depomed.

Net cash provided by financing activities was $906,000 for 2010, $912,000 for 2009 and $10.8 million for 2008. Net cash provided by financing activities included proceeds received from the exercise of stock options and through the issuance of common stock under our employee stock purchase plan in 2010, 2009 and 2008. In 2008, net cash provided by financing activities also included the $10.0 million draw down on our revolving credit facility with Comerica.

*Contractual Obligations and Commitments*

We currently rely on Patheon, Inc. as our manufacturer of Cycloset and Zegerid Powder for Oral Suspension. We rely on Norwich Pharmaceuticals, Inc. as our manufacturer of Zegerid Capsules and the related authorized generic product. We also are required to purchase commercial quantities of certain active ingredients in our Cycloset and Zegerid products. At December 31, 2010, we had finished goods and raw materials inventory purchase commitments of approximately $1.5 million.

*License Agreement with University of Missouri*

Under our exclusive worldwide license agreement with the University of Missouri entered into in January 2001 relating to specific formulations of PPIs with antacids and other buffering agents, we are required to make milestone payments to the University of Missouri upon initial commercial sale in specified territories outside the U.S., which may total up to $3.5 million in the aggregate. We are also required to make milestone payments based on first-time achievement of significant sales thresholds, up to a maximum of $83.8 million remaining under the agreement, which includes sales by us, Prasco, Merck, GSK and Norgine. We are also obligated to pay royalties on net sales of our Zegerid prescription products and any products sold by Prasco, Merck, GSK and Norgine under our existing license and distribution agreements.

*Promotion Agreement with Depomed*

Under our promotion agreement with Depomed entered into in July 2008, we are obligated to pay a $3.0 million sales milestone based on having achieved Glumetza net product sales in excess of $50.0 million during the 13-month period ending January 31, 2011. We may also be required to pay Depomed additional one-time sales milestones totaling up to $13.0 million in the aggregate based on the achievement of specified levels of annual Glumetza net product sales as follows: $3.0 million if net sales exceed $80.0 million, $5.0 million if net sales exceed $110.0 million, and $5.0 million if net sales exceed $140.0 million. Under the promotion agreement, we are required to meet certain minimum promotion obligations during the term of the agreement. On an annual basis, we are required to make "sales force expenditures" at least equal to an agreed-upon percentage of the prior year's net sales, where sales force expenditures for purposes of the promotion agreement are sales calls with specified assigned values (indexed to inflation in future years) depending on the relative position of the call and the number of other products promoted by the sales representatives promoting Glumetza. In addition, during the term of the agreement, we are required to make certain minimum marketing, advertising, medical affairs and other commercial support expenditures.

In October 2010, we entered into a letter agreement with Depomed for matters related to the Glumetza 500 mg recall and resupply activities. Glumetza 500 mg was the subject of a voluntary recall and supply interruption which resulted in the unavailability of this dosage strength from June 2010 through early January 2011. Pursuant to the letter agreement, we and Depomed, among other matters, agreed: (i) to work together on establishing a mutually agreeable resupply plan for Glumetza 500 mg and to share responsibility for any potential 2,4,6-tribromoanisole, or TBA-related recall and third party costs arising out of the resupply efforts in the future; (ii) upon a mutual release of potential claims resulting from the recall and associated interruption to supply; (iii) on the construction of provisions of the contract related to Glumetza 500 mg inventory written off in connection with the recall, such that certain inventory write-offs are excluded from the gross margin calculation; (iv) on reimbursement of our out-of-pocket recall costs incurred to date (including marketing programs directly related to the resupply of Glumetza 500 mg); (v) on a reduction in our minimum sales force expense obligation for 2011 and 2012, and that a minimum number of first position detail calls will be directed to certain targeted physicians in each of those years; (vi) that, for purposes of determining whether 2010 Glumetza net product sales trigger the $3.0 million milestone that is payable when annual net product sales exceed $50.0 million, 2010 will be considered the 13-month period ending January 31, 2011, and that a reduction in our marketing expense obligation for 2011 and 2012 applicable if 2010 annual net product sales are less than $50 million will apply even in the event 2010 annual net product sales (for the 12-month period ending December 31, 2010) exceed $50 million; and (vii) to an extension of the period during which Depomed may elect to co-promote Glumetza to obstetricians and gynecologists through July 21, 2013.

*License Agreement with Cosmo*

Under our license agreement, stock issuance agreement and registration rights agreement with Cosmo entered into in December 2008, Cosmo is entitled to receive up to a total of $6.0 million in clinical and regulatory milestones remaining under the agreements for the initial indications for the licensed products, up to $6.0 million in clinical and regulatory milestones for a second indication for rifamycin SV MMX and up to $57.5 million in commercial milestones. The milestones may be paid in cash or through issuance of additional shares of our common stock, at Cosmo's option, subject to certain limitations. We will be required to pay tiered royalties to Cosmo ranging from 12% to 14% on net sales of any licensed products we sell. Such royalties are subject to reduction in certain circumstances, including in the event of market launch in the U.S. of a generic version of a licensed product. We are responsible for one-half of the total out-of-pocket costs associated with the budesonide MMX phase III clinical program and for all of the out-of-pocket costs for the first ongoing rifamycin SV MMX phase III U.S. registration study. In the event that additional clinical work is required to obtain U.S. regulatory approval for either of the licensed products, the parties will agree on cost sharing.

*Distribution and License Agreement with S2 and VeroScience*

Under the terms of our distribution and license agreement with S2 and VeroScience entered into in September 2010, we are responsible for paying a product royalty to S2 and VeroScience of 35% of the gross margin associated with net sales of Cycloset up to $100 million of cumulative total gross margin, increasing to 40% thereafter. Gross margin is defined as net sales less cost of goods sold. In the event net sales of Cycloset exceed $100 million in a calendar year, we will pay an additional 3% of the gross margin to S2 and VeroScience on incremental net sales over $100 million.

*License Agreement and Supply Agreement with Pharming*

Under our license agreement with Pharming entered into in September 2010, we are required to pay a $5.0 million milestone to Pharming upon FDA acceptance of a BLA for Rhucin. We may also be required to pay Pharming additional success-based clinical and commercial milestones totaling up to an aggregate of $30 million, depending upon the achievement of developmental and commercial objectives. In addition, we will be required to pay certain one-time royalty payments if we achieve certain aggregate net sales levels of Rhucin. The amount of each such royalty payment varies upon the level of net sales in a calendar year. The maximum amount of all such payments to Pharming would be $45 million, assuming net sales exceeded $500 million in a calendar year. As consideration for the licenses and rights granted under the license agreement, and as compensation for the commercial supply of Rhucin by Pharming pursuant our supply agreement, we will pay Pharming a tiered supply price, based on a percentage of net sales of Rhucin, subject to reduction in certain events.

*Acquisition of Covella*

In connection with our acquisition of Covella, under the terms of the merger agreement, we may be required to make clinical and regulatory milestone payments totaling up to an aggregate of $37.7 million (consisting of a combination of cash and our common stock) based on success in developing product candidates (with the first such milestone being payable upon successful completion of the first Phase II(b) clinical study). We may also be required to pay a royalty equal to a low single digit percentage rate of net sales of any commercial products resulting from the anti-VLA-1 mAb technology.

*Amended License with Biogen*

Under our amended license agreement with Biogen, we may be obligated to make various clinical, regulatory and sales milestone payments based upon our success in developing and commercializing development-stage products (with the first such milestone being payable upon successful completion of the first Phase II(b) clinical study). The amounts of the clinical and regulatory milestone payments vary depending on the type of product, the number of indications, and other specifically negotiated milestones. If SAN-300 is the first to achieve all applicable milestones for all three indications, we will be required to pay Biogen maximum aggregate clinical and regulatory milestone payments of $97.2 million. The amount of the commercial milestone payments we will be required to pay Biogen will depend on the level of net sales of a particular product in a calendar year. The maximum aggregate commercial milestone payments to Biogen total $105.5 million for SAN-300, assuming cumulative net sales of at least $5 billion of such product, and total $60.25 million for products containing certain other compositions as described in the license, assuming cumulative net sales of at least $5 billion of such products. In addition, we will be required to pay tiered royalties ranging from low single digit to low double digit percentage rates, subject to reduction in certain limited circumstances, on net sales of products developed under the amended license.

The following summarizes our long-term contractual obligations as of December 31, 2010, excluding potential clinical, regulatory and commercial milestones and royalty obligations under our agreements which are described above:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than One Year** | **One to Three Years** | **Four to Five Years** | **Thereafter** |
| | | | **(in thousands)** | | |
| Operating leases | $ 3,208 | $ 1,571 | $ 1,637 | $ — | $ — |
| Long-term debt | 11,152 | 456 | 10,696 | | |
| Other long-term contractual obligations | 108 | 54 | 54 | — | — |
| Total | $ 14,468 | $ 2,081 | $ 12,387 | $ — | $ — |

The amount and timing of cash requirements will depend on our ability to generate revenues from Glumetza and Cycloset, our currently promoted commercial prescription products, including our ability to maintain commercial supply for Glumetza and Cycloset, and the impact on our business of the ongoing generic competition for our Zegerid prescriptions products. In addition, our cash requirements will depend on market acceptance of any other products that we may market in the future, the success of our strategic alliances, the resources we devote to researching, developing, formulating, manufacturing, commercializing and supporting our products, and our ability to enter into third-party collaborations.

In connection with our corporate restructuring announced in late June 2010, we recorded significant restructuring charges relating to employment termination benefits and contract termination costs in the third quarter of 2010. However, we may not be able to sustain the cost savings and other anticipated benefits from our restructuring, and we cannot guarantee that any of our restructuring efforts will be successful, or that we will not have to undertake additional restructuring activities.

While we have retained approximately 110 sales representatives to promote both Glumetza and Cycloset, this reduced commercial presence may not be adequate to grow sales of these type 2 diabetes products. In addition, with reduced resources, other components of our strategic plans may be negatively impacted, such as reduced capacity to evaluate, negotiate and fund the acquisition or license of additional specialty pharmaceutical products. Our workforce and expense reduction efforts may have an adverse impact on our ability to retain key personnel due to the perceived risk of future workforce and expense reductions. These employees, whether or not directly affected by the reduction, may seek future employment with our business partners or competitors. Even if we are able to realize the expected cost savings from our restructuring activities, our operating results and financial condition may continue to be adversely affected by declining product revenues.

We believe that our current cash, cash equivalents and short-term investments and use of our line of credit will be sufficient to fund our current operations through at least the next twelve months; however, our projected revenue may decrease or our expenses may increase and that would lead to our cash resources being consumed earlier than we expect. Although we do not believe that we will need to raise additional funds to finance our current operations through at least the next twelve months, we may pursue raising additional funds in connection with licensing or acquisition of new products or the continued development of our product candidates. Sources of additional funds may include funds generated through equity and/or debt financings or through strategic collaborations or licensing agreements.

In November 2008, we filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission, which was declared effective in December 2008. The universal shelf registration statement replaced our previous universal shelf registration statement that expired in December 2008. The universal shelf registration statement may permit us, from time to time, to offer and sell up to an additional approximately $75.0 million of equity or debt securities. However, there can be no assurance that we will be able to complete any such offerings of securities. Factors influencing the availability of additional financing include the progress of our commercial and development activities, investor perception of our prospects and the general condition of the financial markets, among others.

In July 2006, we entered into our loan agreement with Comerica, which was subsequently amended in July 2008, pursuant to which we may request advances in an aggregate outstanding amount not to exceed $25.0 million. In December 2008, we drew down $10.0 million under the loan agreement. The revolving loan bears interest at a variable rate of interest, per annum, most recently announced by Comerica as its "prime rate" plus 0.50%, which as of December 31, 2010 was 3.75%. Interest payments on advances made under the loan agreement are due and payable in arrears on the first calendar day of each month during the term of the loan agreement. On August 27, 2010, we entered into an amendment with Comerica that extends the maturity date of the revolving line from July 11, 2011 to July 11, 2013. Amounts borrowed under the loan agreement may be repaid and re-borrowed at any time prior to July 11, 2013, and any outstanding principal drawn during the term of the loan facility is due and payable on July 11, 2013. There is a non-refundable unused commitment fee equal to 0.50% per annum on the difference between the amount of the revolving line and the average daily balance outstanding thereunder during the term of the loan agreement, payable quarterly in arrears. The loan agreement will remain in full force and effect for so long as any obligations remain outstanding or Comerica has any obligation to make credit extensions under the loan agreement.

Amounts borrowed under the loan agreement are secured by substantially all of our personal property, excluding intellectual property. Under the loan agreement, we are subject to certain affirmative and negative covenants, including limitations on our ability to: undergo certain change of control events; convey, sell, lease, license, transfer or otherwise dispose of assets; create, incur, assume, guarantee or be liable with respect to certain indebtedness; grant liens; pay dividends and make certain other restricted payments; and make investments. In addition, under the loan agreement, we are required to maintain a cash balance with Comerica in an amount of not less than $4.0 million and to maintain any other cash balances with either Comerica or another financial institution covered by a control agreement for the benefit of Comerica. We are also subject to specified financial covenants with respect to a minimum liquidity ratio and, in specified limited circumstances, minimum EBITDA requirements. We believe we have currently met all of our obligations under the loan agreement.

We cannot be certain that our existing cash and marketable securities resources and use of our line of credit will be adequate to sustain our current operations. To the extent we require additional funding, we cannot be certain that such funding will be available to us on acceptable terms, or at all. To the extent that we raise additional capital by issuing equity or convertible securities, our stockholders' ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. If adequate funds are not available on terms acceptable to us at that time, our ability to continue our current operations or pursue new product opportunities would be significantly limited.

In addition, our results of operations could be materially affected by economic conditions generally, both in the U.S. and elsewhere around the world. Continuing concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining residential real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. These events and the continuing market upheavals may have an adverse effect on us. In the event of a continuing market downturn, our results of operations could be adversely affected by those factors in many negative ways, including making it more difficult for us to raise funds if necessary, and our stock price may further decline. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. Given the current instability of financial institutions, we cannot be assured that we will not experience losses on these deposits.

In March 2010, the President signed the Patient Protection and Affordable Care Act, which makes extensive changes to the delivery of healthcare in the U.S. This act includes numerous provisions that affect pharmaceutical companies, some of which are effective immediately and others of which will be taking effect over the next several years. For example, the act seeks to expand healthcare coverage to the uninsured through private health insurance reforms and an expansion of Medicaid. The act will also impose substantial costs on pharmaceutical manufacturers, such as an increase in liability for rebates paid to Medicaid, new drug discounts that must be offered to certain enrollees in the Medicare prescription drug benefit, an annual fee imposed on all manufacturers of brand prescription drugs in the U.S., and an expansion of an existing program requiring pharmaceutical discounts to certain types of hospitals and federally subsidized clinics. The act also contains cost-containment measures that could reduce reimbursement levels for healthcare items and services generally, including pharmaceuticals. It also will require reporting and public disclosure of payments and other transfers of value provided by pharmaceutical companies to physicians and teaching hospitals. These measures could result in decreased net revenues from our pharmaceutical products and decreased potential returns from our development efforts.

As of December 31, 2010, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

## Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Under the terms of our loan agreement with Comerica Bank, or Comerica, the interest rate applicable to any amounts borrowed by us under the credit facility will be, at our election, indexed to either Comerica's prime rate or the LIBOR rate. If we elect Comerica's prime rate for all or any portion of our borrowings, the interest rate will be variable, which would expose us to the risk of increased interest expense if interest rates rise. If we elect the LIBOR rate for all or any portion of our borrowings, such LIBOR rate will remain fixed only for a specified, limited period of time after the date of our election, after which we will be required to repay the borrowed amount, or elect a new interest rate indexed to either Comerica's prime rate or the LIBOR rate. The new rate may be higher than the earlier interest rate applicable under the loan agreement. As of December 31, 2010, the balance outstanding under the credit facility was $10.0 million, and we had elected the "prime rate" plus 0.50% interest rate option, which was 3.75% as of December 31, 2010. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes. A hypothetical 1% increase or decrease in the interest rate under the loan agreement would not materially affect our interest expense at our current level of borrowing.

In addition to market risk related to our loan agreement with Comerica, we are exposed to market risk primarily in the area of changes in U.S. interest rates and conditions in the credit markets, particularly because the majority of our investments are in short-term marketable securities. We do not have any material foreign currency or other derivative financial instruments. Our short-term investment securities have consisted of corporate debt securities, government agency securities and U.S. Treasury securities which are classified as available-for-sale and therefore reported on the consolidated balance sheet at estimated market value.

Our results of operations could be materially affected by economic conditions generally, both in the U.S. and elsewhere around the world. Continuing concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining residential real estate market in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. These events and the continuing market upheavals may have an adverse effect on us. In the event of a continuing market downturn, our results of operations could be adversely affected by those factors in many negative ways, including making it more difficult for us to raise funds if necessary, and our stock price may further decline. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. Given the current instability of financial institutions, we cannot be assured that we will not experience losses on these deposits.

## Item 8. Financial Statements and Supplementary Data

See the list of financial statements filed with this report under Part IV — Item 15 below.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

## Item 9A. Controls and Procedures

### Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Securities and Exchange Commission Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

### Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our chief executive officer and chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of our internal control over financial reporting. Based on its evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2010, the end of our most recent fiscal year. Ernst & Young LLP, our independent registered public accounting firm, has issued a report on the effectiveness of our internal control over financial reporting, which is included herein.

There has been no change in our internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Santarus, Inc.

We have audited Santarus, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Santarus, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Santarus, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Santarus, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 of Santarus, Inc. and our report dated March 3, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
March 3, 2011

## Item 9B. Other Information

Not applicable.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in our definitive proxy statement, or Proxy Statement, to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of our Stockholders, which is expected to be filed not later than 120 days after the end of our fiscal year ended December 31, 2010, and is incorporated in this report by reference.

We have adopted a Code of Business Conduct and Ethics that applies to our chief executive officer, chief financial officer, and to all of our other officers, directors and employees. The Code of Business Conduct and Ethics is available at the Corporate Governance section of the Investor Relations page on our website at www.santarus.com. We intend to disclose future amendments to, or waivers from, certain provisions of our Code of Business Conduct and Ethics on the above website promptly following the date of such amendment or waiver.

### Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

### Item 14. Principal Accountant Fees and Services

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

(a) *Documents filed as part of this report.*

1. The following financial statements of Santarus, Inc. and Report of Independent Registered Public Accounting Firm, are included in this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2010 and 2009

Consolidated Statements of Operations for each of the years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Stockholders' Equity for each of the years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for each of the years ended December 31, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

2. List of financial statement schedules:

Schedule II – Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. List of exhibits required by Item 601 of Regulation S-K. See part (b) below.

(b) *Exhibits.* The following exhibits are filed as a part of this report:

| Exhibit Number | Description |
|---|---|
| 2.1(1)+ | Agreement and Plan of Merger, dated September 10, 2010, among us, SAN Acquisition Corp., Covella Pharmaceuticals, Inc. and Lawrence C. Fritz, as the Stockholder Representative |
| 3.1(2) | Amended and Restated Certificate of Incorporation |
| 3.2(3) | Amended and Restated Bylaws |
| 3.3(4) | Certificate of Designations for Series A Junior Participating Preferred Stock |
| 4.1(4) | Form of Common Stock Certificate |
| 4.2(5) | Amended and Restated Investors' Rights Agreement, dated April 30, 2003, among us and the parties named therein |
| 4.3(5) | Amendment No. 1 to Amended and Restated Investors' Rights Agreement, dated May 19, 2003, among us and the parties named therein |
| 4.4(5)† | Stock Restriction and Registration Rights Agreement, dated January 26, 2001, between us and The Curators of the University of Missouri |
| 4.5(5) | Form of Common Stock Purchase Warrant |
| 4.6(4) | Rights Agreement, dated November 12, 2004, between us and American Stock Transfer & Trust Company, which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of Santarus, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C |
| 4.7(6) | First Amendment to Rights Agreement, dated April 19, 2006, between us and American Stock Transfer & Trust Company |

| Exhibit Number | Description |
|---|---|
| 4.8(7) | Second Amendment to Rights Agreement, dated December 10, 2008, between us and American Stock Transfer and Trust Company |
| 4.9(8) | Warrant to Purchase Shares of Common Stock, dated February 3, 2006, issued by us to Kingsbridge Capital Limited |
| 4.10(8) | Registration Rights Agreement, dated February 3, 2006, between us and Kingsbridge Capital Limited |
| 4.11(9) | Registration Rights Agreement, dated December 10, 2008, between us and Cosmo Technologies Limited |
| 4.12(9) | Amendment No. 1 to Registration Rights Agreement, dated April 23, 2009, between us and Cosmo Technologies Limited |
| 10.1(5)† | Stock Purchase Agreement, dated January 26, 2001, between us and The Curators of the University of Missouri |
| 10.2(5)† | Exclusive License Agreement, dated January 26, 2001, between us and The Curators of the University of Missouri |
| 10.3(5)† | Amendment No. 1 to Exclusive License Agreement, dated February 21, 2003, between us and The Curators of the University of Missouri |
| 10.4(10)† | Amendment No. 2 to Exclusive License Agreement, dated August 20, 2007, between us and The Curators of the University of Missouri |
| 10.5(5)† | Omeprazole Supply Agreement, dated September 25, 2003, among us, InterChem Trading Corporation and Union Quimico Farmaceutica, S.A. |
| 10.6(11)† | Amendment No. 1 to Omeprazole Supply Agreement, dated November 1, 2004, among us, InterChem Trading Corporation and Union Quimico Farmaceutica, S.A. |
| 10.7(11)† | Amendment No. 2 to Omeprazole Supply Agreement, dated July 11, 2007, among us, InterChem Trading Corporation and Union Quimico Farmaceutica, S.A. |
| 10.8(12)† | Amendment No. 3 to Omeprazole Supply Agreement, dated December 17, 2008, among us, InterChem Trading Corporation and Union Quimico Farmaceutica, S.A. |
| 10.9(13)† | Amendment No. 4 to Omeprazole Supply Agreement, dated October 30, 2009, among us, InterChem Trading Corporation and Union Quimico Farmaceutica, S.A. |
| 10.10(13)† | Second Amended and Restated Manufacturing and Supply Agreement, dated October 20, 2009, between us and Patheon Inc. |
| 10.11(14)† | Manufacturing and Supply Agreement, dated September 27, 2004, between us and OSG Norwich Pharmaceuticals, Inc. |
| 10.12(8) | Common Stock Purchase Agreement, dated February 3, 2006, between us and Kingsbridge Capital Limited |
| 10.13(15) | Amended and Restated Loan and Security Agreement, dated July 11, 2008, between us and Comerica Bank |
| 10.14(16) | First Amendment dated August 27, 2010 to the Amended and Restated Loan and Security Agreement, dated as of July 11, 2008, by and between Santarus, Inc. and Comerica Bank |
| 10.15(15) | Amended and Restated LIBOR Addendum to Loan and Security Agreement, dated July 11, 2008, between us and Comerica Bank |
| 10.16(17)† | OTC License Agreement, dated October 17, 2006, between us and Schering-Plough Healthcare Products, Inc. |
| 10.17(18)† | Amendment No. 1 to OTC License Agreement, dated July 24, 2009, between us and Schering-Plough Healthcare Products, Inc. |
| 10.18(1) | Amendment No. 2 to OTC License Agreement, dated August 6, 2010, between us and Schering-Plough Healthcare Products, Inc. |
| 10.19(19)† | Service Agreement, dated November 3, 2006, between us and Ventiv Commercial Services, LLC (d/b/a inVentiv Commercial Services, LLC) |
| 10.20(11)† | Amendment No. 1 to Service Agreement, dated June 15, 2007, between us and Ventiv Commercial Services, LLC (d/b/a inVentiv Commercial Services, LLC) |
| 10.21(20)† | Amendment No. 2 to Service Agreement, dated October 6, 2008, between us and Ventiv Commercial Services, LLC (d/b/a inVentiv Commercial Services, LLC) |

| Exhibit Number | Description |
|---|---|
| 10.22(21)† | Amendment No. 3 to Service Agreement, dated June 30, 2010, between us and Ventiv Commercial Services, LLC (d/b/a inVentiv Commercial Services, LLC) |
| 10.23(22)† | Co-Promotion Agreement, dated June 28, 2007, by and between us and Victory Pharma, Inc. |
| 10.24(10)† | Co-Promotion Agreement, dated August 24, 2007, between us and C.B. Fleet Company, Incorporated |
| 10.25(23)† | Amendment No. 1 to Co-Promotion Agreement, dated May 6, 2008, between us and C.B. Fleet Company, Incorporated |
| 10.26(24)† | License Agreement, dated November 30, 2007, between us and Glaxo Group Limited, an affiliate of GlaxoSmithKline plc |
| 10.27(24)† | Distribution Agreement, dated November 30, 2007, between us and Glaxo Group Limited, an affiliate of GlaxoSmithKline plc |
| 10.28(12)† | License Agreement, dated December 10, 2008, between us and Cosmo Technologies Limited |
| 10.29(12)† | Stock Issuance Agreement, dated December 10, 2008, between us and Cosmo Technologies Limited |
| 10.30(25)† | Promotion Agreement, dated July 21, 2008, between us and Depomed, Inc. |
| 10.31(18)† | License Agreement, dated October 9, 2009, between us and Norgine B.V. |
| 10.32(21)† | Distribution and Supply Agreement, dated April 26, 2010, between us and Prasco, LLC |
| 10.33(1)+ | Distribution and License Agreement, dated September 3, 2010, among us, VeroScience, LLC and S2 Therapeutics, Inc. |
| 10.34(1)+ | Manufacturing Services Agreement, dated May 26, 2010, between Patheon Pharmaceuticals Inc. and S2 Therapeutics, Inc. |
| 10.35(1) | Assignment and Assumption Agreement, dated September 3, 2010, between us and S2 Therapeutics, Inc. |
| 10.36(1)+ | License Agreement, dated September 10, 2010, among us, Pharming Group N.V., on behalf of itself and each of its affiliates, including Pharming Intellectual Property B.V. and Pharming Technologies B.V. |
| 10.37(1)+ | Supply Agreement, dated September 10, 2010, among us, Pharming Group N.V., on behalf of itself and each of its affiliates, including Pharming Intellectual Property B.V. and Pharming Technologies B.V. |
| 10.38(1)+ | License Agreement, dated January 22, 2009, between Covella Pharmaceuticals, Inc. and Biogen Idec MA Inc. |
| 10.39(1)+ | Amendment to License Agreement, dated September 10, 2010, among us, Covella Pharmaceuticals, Inc. and Biogen Idec MA Inc. |
| 10.40(26) | Sublease, dated December 11, 2007, between us and Avnet, Inc. |
| 10.41(5)# | Form of Indemnification Agreement between us and each of our directors and officers |
| 10.42(5)# | 1998 Stock Option Plan |
| 10.43(27)# | Amendment to 1998 Stock Option Plan |
| 10.44(28)# | Amended and Restated 2004 Equity Incentive Award Plan |
| 10.45(27)# | Amendment No. 1 to Amended and Restated 2004 Equity Incentive Award Plan |
| 10.46(29)# | Amendment No. 2 to Amended and Restated 2004 Equity Incentive Award Plan |
| 10.47(30)# | Form of Stock Option Agreement under Amended and Restated 2004 Equity Incentive Award Plan |
| 10.48(31)# | Form of Immediately Exercisable Stock Option Agreement under Amended and Restated 2004 Equity Incentive Award Plan |
| 10.49(32)# | Amended and Restated Employee Stock Purchase Plan |
| 10.50(24)# | Amended and Restated Employment Agreement, dated December 5, 2007, between us and Gerald T. Proehl |
| 10.51(24)# | Amended and Restated Employment Agreement, dated December 5, 2007, between us and Debra P. Crawford |
| 10.52(24)# | Amended and Restated Employment Agreement, dated December 5, 2007, between us and Julie A. DeMeules |

| Exhibit Number | Description |
|---|---|
| 10.53(24)# | Amended and Restated Employment Agreement, dated December 5, 2007, between us and William C. Denby, III |
| 10.54(24)# | Amended and Restated Employment Agreement, dated December 5, 2007, between us and Warren E. Hall |
| 10.55(24)# | Amended and Restated Employment Agreement, dated December 5, 2007, between us and Michael D. Step |
| 10.56(24)# | Amended and Restated Employment Agreement, dated December 5, 2007, between us and E. David Ballard, II, M.D. |
| 10.57# | Amendment to the Amended and Restated Employment Agreement, dated February 14, 2011, between us and E. David Ballard, II, M.D. |
| 10.58(24)# | Amended and Restated Employment Agreement, dated December 5, 2007, between us and Maria Bedoya-Toro |
| 10.59# | Amendment to the Amended and Restated Employment Agreement, dated February 14, 2011, between us and Maria Bedoya-Toro |
| 10.60(24)# | Amended and Restated Employment Agreement, dated December 5, 2007, between us and Carey J. Fox |
| 10.61(1)# | Employment Agreement, dated September 10, 2010, between us and Mark Totoritis |
| 10.62# | Amendment to the Employment Agreement, dated February 14, 2011, between us and Mark Totoritis |
| 10.63(33)# | 2009 Bonus Plan |
| 10.64(34)# | 2010 Bonus Plan |
| 10.65(35)# | 2011 Bonus Plan |
| 21.1 | List of Subsidiaries of Santarus, Inc. |
| 23.1 | Consent of Independent Registered Public Accounting Firm |
| 31.1 | Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934 |
| 31.2 | Certification of Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934 |
| 32.1* | Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

(1) Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the Securities and Exchange Commission on November 9, 2010.

(2) Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the Securities and Exchange Commission on May 13, 2004.

(3) Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 5, 2008.

(4) Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 17, 2004.

(5) Incorporated by reference to our Registration Statement on Form S-1, filed with the Securities and Exchange Commission on December 23, 2003, as amended (File No. 333-111515).

(6) Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 21, 2006.

(7) Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 15, 2008.

(8) Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 3, 2006.

(9) Incorporated by reference to our Registration Statement on Form S-3, filed with the Securities and Exchange Commission on January 20, 2009, as amended (File No. 333-156806).

(10)Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 2, 2007.

(11)Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the Securities and Exchange Commission on August 6, 2007.

(12)Incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 6, 2009.

(13)Incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 4, 2010.

(14)Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the Securities and Exchange Commission on November 12, 2004.

(15)Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 14, 2008.

(16)Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 30, 2010.

(17)Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2006.

(18)Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 5, 2009.

(19)Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 7, 2006.

(20)Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 7, 2008.

(21)Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the Securities and Exchange Commission on August 3, 2010.

(22)Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 28, 2007.

(23)Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2008.

(24)Incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 4, 2008.

(25)Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the Securities and Exchange Commission on August 5, 2008.

(26)Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 13, 2007.

(27)Incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 7, 2006.

(28)Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 13, 2004.

(29)Incorporated by reference to our Registration Statement on Form S-8, filed with the Securities and Exchange Commission on December 21, 2006.

(30)Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 8, 2005.

(31)Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 16, 2005.

(32)Incorporated by reference to our Registration Statement on Form S-8, filed with the Securities and Exchange Commission on December 18, 2007.

(33)Incorporated by reference to our applicable Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 24, 2009.

(34)Incorporated by reference to our applicable Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 19, 2010.

(35)Incorporated by reference to our applicable Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 11, 2011.

† Confidential treatment has been granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

+ Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

# Indicates management contract or compensatory plan.

* These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of Santarus, Inc., whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(c) *Financial Statement Schedule.*

See Item 15(a)(2) above.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTARUS, INC.

Dated: March 3, 2011

By: /s/ GERALD T. PROEHL

Gerald T. Proehl
*President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ GERALD T. PROEHL<br>Gerald T. Proehl | President, Chief Executive Officer and Director *(Principal Executive Officer)* | March 3, 2011 |
| /s/ DEBRA P. CRAWFORD<br>Debra P. Crawford | Senior Vice President and Chief Financial Officer *(Principal Financial and Accounting Officer)* | March 3, 2011 |
| /s/ DAVID F. HALE<br>David F. Hale | Director *(Chairman of the Board of Directors)* | March 3, 2011 |
| /s/ DANIEL D. BURGESS<br>Daniel D. Burgess | Director | March 3, 2011 |
| /s/ MICHAEL G. CARTER, M.B., CH.B., F.R.C.P. (U.K.)<br>Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.) | Director | March 3, 2011 |
| /s/ MICHAEL E. HERMAN<br>Michael E. Herman | Director | March 3, 2011 |
| /s/ TED W. LOVE, M.D.<br>Ted W. Love, M.D. | Director | March 3, 2011 |
| /s/ KENT SNYDER<br>Kent Snyder | Director | March 3, 2011 |

(This page intentionally left blank)

## SANTARUS, INC.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Santarus, Inc.

We have audited the accompanying consolidated balance sheets of Santarus, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Santarus, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Santarus, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
March 3, 2011

**Santarus, Inc.**
**Consolidated Balance Sheets**
**(in thousands, except share and per share amounts)**

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 56,692 | $ 86,129 |
| Short-term investments | 4,105 | 7,815 |
| Accounts receivable, net | 7,156 | 16,253 |
| Inventories, net | 3,025 | 5,336 |
| Prepaid expenses and other current assets | 6,086 | 3,797 |
| Total current assets | 77,064 | 119,330 |
| Long-term restricted cash | 1,300 | 1,400 |
| Property and equipment, net | 774 | 875 |
| Intangible assets, net | 13,980 | 9,750 |
| Goodwill | 2,913 | — |
| Other assets | 6 | 6 |
| Total assets | $ 96,037 | $ 131,361 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 29,472 | $ 58,676 |
| Allowance for product returns | 13,450 | 12,846 |
| Current portion of deferred revenue | — | 245 |
| Total current liabilities | 42,922 | 71,767 |
| Deferred revenue, less current portion | 2,635 | 2,678 |
| Long-term debt | 10,000 | 10,000 |
| Other long-term liabilities | 2,497 | — |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.0001 par value; 10,000,000 shares authorized at December 31, 2010 and 2009; no shares issued and outstanding at December 31, 2010 and 2009 | — | — |
| Common stock, $0.0001 par value; 100,000,000 shares authorized at December 31, 2010 and 2009; 60,008,836 and 58,344,932 shares issued and outstanding at December 31, 2010 and 2009, respectively | 6 | 6 |
| Additional paid-in capital | 346,852 | 337,312 |
| Accumulated other comprehensive income loss | — | (1) |
| Accumulated deficit | (308,875) | (290,401) |
| Total stockholders' equity | 37,983 | 46,916 |
| Total liabilities and stockholders' equity | $ 96,037 | $ 131,361 |

*See accompanying notes.*

**Santarus, Inc.**
**Consolidated Statements of Operations**
**(in thousands, except share and per share amounts)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Revenues: | | | |
| Product sales, net | $ 90,170 | $ 119,242 | $ 101,220 |
| Promotion revenue | 31,365 | 23,631 | 9,837 |
| Royalty revenue | 3,571 | — | — |
| Other license revenue | 245 | 29,620 | 19,144 |
| Total revenues | 125,351 | 172,493 | 130,201 |
| Costs and expenses: | | | |
| Cost of product sales | 7,715 | 8,294 | 7,345 |
| License fees and royalties | 28,576 | 7,976 | 22,257 |
| Research and development | 17,431 | 16,244 | 11,760 |
| Selling, general and administrative | 82,581 | 105,838 | 108,012 |
| Restructuring charges | 7,082 | — | — |
| Total costs and expenses | 143,385 | 138,352 | 149,374 |
| Income (loss) from operations | (18,034) | 34,141 | (19,173) |
| Other income (expense): | | | |
| Interest income | 80 | 194 | 1,285 |
| Interest expense | (461) | (460) | (95) |
| Total other income (expense) | (381) | (266) | 1,190 |
| Income (loss) before income taxes | (18,415) | 33,875 | (17,983) |
| Income tax expense | 59 | 1,760 | 534 |
| Net income (loss) | $ (18,474) | $ 32,115 | $ (18,517) |
| Net income (loss) per share: | | | |
| Basic | $ (0.31) | $ 0.55 | $ (0.36) |
| Diluted | $ (0.31) | $ 0.54 | $ (0.36) |
| Weighted average shares outstanding used to calculate net income (loss) per share: | | | |
| Basic | 58,734,397 | 57,994,506 | 51,835,482 |
| Diluted | 58,734,397 | 59,673,866 | 51,835,482 |

*See accompanying notes.*

## Santarus, Inc.
## Consolidated Statements of Stockholders' Equity
## (in thousands, except share amounts)

| | Common stock | | Additional paid-in capital | Accumulated other comprehensive income (loss) | Accumulated deficit | Total stockholders' equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance at December 31, 2007 | 51,315,485 | $ 5 | $ 319,342 | $ — | $ (303,999) | $ 15,348 |
| Issuance of common stock upon exercise of stock options | 101,158 | — | 77 | — | — | 77 |
| Issuance of common stock under employee stock purchase plan | 382,945 | — | 762 | — | — | 762 |
| Issuance of common stock at $1.24 per share under technology license agreement | 6,000,000 | 1 | 7,439 | — | — | 7,440 |
| Stock-based compensation | — | — | 4,211 | — | — | 4,211 |
| Net loss | — | — | — | — | (18,517) | (18,517) |
| Unrealized gain on investments | — | — | — | 2 | — | 2 |
| Comprehensive loss | — | — | — | — | — | (18,515) |
| Balance at December 31, 2008 | 57,799,588 | 6 | 331,831 | 2 | (322,516) | 9,323 |
| Issuance of common stock upon exercise of stock options | 162,767 | — | 258 | — | — | 258 |
| Issuance of common stock under employee stock purchase plan | 381,293 | — | 652 | — | — | 652 |
| Issuance of common stock upon exercise of warrants | 1,284 | — | 2 | — | — | 2 |
| Stock-based compensation | — | — | 4,569 | — | — | 4,569 |
| Net income | — | — | — | — | 32,115 | 32,115 |
| Unrealized loss on investments | — | — | — | (3) | — | (3) |
| Comprehensive income | — | — | — | — | — | 32,112 |
| Balance at December 31, 2009 | 58,344,932 | 6 | 337,312 | (1) | (290,401) | 46,916 |

| | Common stock | | Additional paid-in capital | Accumulated other comprehensive income (loss) | Accumulated deficit | Total stockholders' equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance at December 31, 2009 | 58,344,932 | 6 | 337,312 | (1) | (290,401) | 46,916 |
| Issuance of common stock upon exercise of stock options | 237,243 | — | 384 | — | — | 384 |
| Issuance of common stock under employee stock purchase plan | 217,217 | — | 522 | — | — | 522 |
| Issuance of common stock at $2.01 per share for business combination | 181,342 | — | 364 | — | — | 364 |
| Issuance of common stock at $2.68 per share under technology license agreement | 55,970 | — | 150 | — | — | 150 |
| Issuance of common stock at $2.805 per share under technology license agreement | 972,132 | — | 2,727 | — | — | 2,727 |
| Stock-based compensation | — | — | 5,393 | — | — | 5,393 |
| Net loss | — | — | — | — | (18,474) | (18,474) |
| Unrealized gain on investments | — | — | — | 1 | — | 1 |
| Comprehensive loss | — | — | — | — | — | (18,473) |
| Balance at December 31, 2010 | 60,008,836 | $ 6 | $ 346,852 | $ — | $ (308,875) | $ 37,983 |

*See accompanying notes.*

**Santarus, Inc.**
**Consolidated Statements of Cash Flows**
**(in thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| **Operating activities** | | | |
| Net income (loss) | $(18,474) | $ 32,115 | $(18,517) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 2,259 | 2,049 | 1,355 |
| Recognition of auction rate securities rights | — | — | (1,457) |
| Unrealized (gain) loss on trading securities | (2) | (48) | 1,507 |
| Loss on contingent consideration | 157 | — | — |
| Stock-based compensation | 5,393 | 4,569 | 4,211 |
| Issuance of common stock under technology license agreements | 2,877 | — | 7,440 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | 9,097 | (2,887) | (3,686) |
| Inventories, net | 2,311 | (106) | 928 |
| Prepaid expenses and other current assets | (2,289) | 29 | (1,486) |
| Other assets | — | — | 61 |
| Accounts payable and accrued liabilities | (29,670) | 5,566 | 15,754 |
| Allowance for product returns | 604 | 2,595 | 4,304 |
| Deferred revenue | (288) | (6,878) | (16,894) |
| Net cash provided by (used in) operating activities | (28,025) | 37,004 | (6,480) |
| **Investing activities** | | | |
| Purchases of short-term investments | (17,809) | (11,877) | (4,488) |
| Sales and maturities of short-term investments | 17,791 | 10,028 | 2,929 |
| Redemption of investments | 3,850 | 450 | — |
| Long-term restricted cash | — | — | 1,400 |
| Purchases of property and equipment | (308) | (274) | (696) |
| Acquisition of intangible assets | (5,000) | — | (12,000) |
| Net cash paid for business combination | (842) | — | — |
| Net cash used in investing activities | (2,318) | (1,673) | (12,855) |
| **Financing activities** | | | |
| Proceeds from draw down on credit facility | — | — | 10,000 |
| Exercise of stock options and warrants | 384 | 260 | 77 |
| Issuance of common stock, net | 522 | 652 | 762 |
| Net cash provided by financing activities | 906 | 912 | 10,839 |
| Increase (decrease) in cash and cash equivalents | (29,437) | 36,243 | (8,496) |
| Cash and cash equivalents at beginning of the year | 86,129 | 49,886 | 58,382 |
| Cash and cash equivalents at end of the year | $ 56,692 | $ 86,129 | $ 49,886 |
| **Supplemental disclosure of cash flow information:** | | | |
| Interest paid | $ 461 | $ 460 | $ 95 |
| Income taxes paid | $ 1,349 | $ 969 | $ 91 |

*See accompanying notes.*

## SANTARUS, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Organization and Summary of Significant Accounting Policies

*Organization and Business*

Santarus, Inc. ("Santarus" or the "Company") is a specialty biopharmaceutical company focused on acquiring, developing and commercializing proprietary products that address the needs of patients treated by physician specialists. Santarus was incorporated on December 6, 1996 as a California corporation and did not commence significant business activities until late 1998. On July 9, 2002, the Company reincorporated in the State of Delaware.

*Principles of Consolidation*

The consolidated financial statements of the Company include the accounts of Santarus, Inc. and its wholly owned subsidiary, Covella Pharmaceuticals, Inc. ("Covella"). The Company does not have any interest in variable interest entities. All material intercompany transactions and balances have been eliminated in consolidation.

In September 2010, the Company acquired the worldwide rights to SAN-300, a humanized anti-VLA-1 monoclonal antibody ("mAb"), through the acquisition of Covella pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") with Covella, Lawrence C. Fritz, as the stockholder representative, and SAN Acquisition Corp., a wholly owned subsidiary of the Company ("Merger Sub"). In connection with the consummation of the transactions contemplated by the Merger Agreement, Merger Sub merged with and into Covella, and Covella survived as a wholly owned subsidiary of the Company.

*Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

Cash and cash equivalents consist of highly liquid investments with a remaining maturity of 90 days or less when purchased.

*Available-for-Sale Securities*

The Company has classified its debt securities as available-for-sale and, accordingly, carries these investments at fair value, and unrealized holding gains or losses on these securities are carried as a separate component of stockholders' equity. The cost of debt securities is adjusted for amortization of premiums or accretion of discounts to maturity, and such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

The following is a summary of the Company's available-for-sale investment securities as of December 31, 2010 and 2009 (in thousands). All available-for-sale securities held as of December 31, 2010 and 2009 have contractual maturities within one year. There were no material gross realized gains or losses on sales of available-for-sale securities for the years ended December 31, 2010 and 2009.

| | Amortized Cost | Market Value | Unrealized Loss |
|---|---|---|---|
| **December 31, 2010:** | | | |
| U.S. government sponsored enterprise securities | $ 5,405 | $ 5,405 | $ — |
| **December 31, 2009:** | | | |
| U.S. government sponsored enterprise securities | $ 3,852 | $ 3,852 | $ — |
| U.S. Treasury securities | 1,516 | 1,515 | (1) |
| | $ 5,368 | $ 5,367 | $ (1) |

The classification of available-for-sale securities in the Company's consolidated balance sheets is as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Short-term investments | $ 4,105 | $ 3,967 |
| Restricted cash | 1,300 | 1,400 |
| | $ 5,405 | $ 5,367 |

As of December 31, 2009, the Company held auction rate securities ("ARS") and auction rate securities rights ("ARS Rights") which were classified as trading securities. The Company classified the balance of its ARS and ARS Rights totaling $3.8 million in aggregate as short-term investments in the balance sheet as of December 31, 2009.

*Fair Value Measurements*

The carrying values of the Company's financial instruments, including cash, cash equivalents, accounts payable and accrued liabilities and the Company's revolving credit facility approximate fair value due to the relative short-term nature of these instruments.

The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2010 and 2009 are as follows (in thousands):

| | Fair Value Measurements at Reporting Date Using | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
| **December 31, 2010:** | | | | |
| **Assets** | | | | |
| Money market funds | $ 16,729 | $ — | $ — | $ 16,729 |
| U.S. government sponsored enterprise securities | — | 45,368 | — | 45,368 |
| | $ 16,729 | $ 45,368 | $ — | $ 62,097 |
| **Liabilities** | | | | |
| Contingent consideration | $ — | $ — | $ 2,057 | $ 2,057 |
| | $ — | $ — | $ 2,057 | $ 2,057 |
| **December 31, 2009:** | | | | |
| **Assets** | | | | |
| Money market funds | $ 60,663 | $ — | $ — | $ 60,663 |
| U.S. Treasury securities | 1,515 | — | — | 1,515 |
| U.S. government sponsored enterprise securities | — | 29,318 | — | 29,318 |
| Municipal debt obligations – auction rate securities | — | — | 3,370 | 3,370 |
| Auction rate securities rights | — | — | 478 | 478 |
| | $ 62,178 | $ 29,318 | $ 3,848 | $ 95,344 |

The following table provides a summary of changes in fair value of the Company's Level 3 financial assets for the years ended December 31, 2010 and 2009 (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| **Auction Rate Securities and Rights:** | | |
| Beginning balance | $ 3,848 | $ 4,250 |
| Redemptions and sales, at par | (3,850) | (450) |
| Net unrealized gain included in net income (loss) | 2 | 48 |
| Ending balance | $ — | $ 3,848 |
| **Contingent Consideration:** | | |
| Beginning balance | $ — | $ — |
| Transfers in from business combination | 1,900 | — |
| Change in fair value recorded in operating expenses | 157 | — |
| Ending balance | $ 2,057 | $ — |

Level 3 assets included ARS and ARS Rights. Due to conditions in the global credit markets, these securities had insufficient demand resulting in multiple failed auctions since early 2008. As a result, these affected securities were not liquid. In October 2008, the Company received an offer of ARS Rights from UBS Financial Services, Inc., a subsidiary of UBS AG ("UBS"), and in November 2008, the Company accepted the ARS Rights offer. The ARS Rights permitted the Company to require UBS to purchase the Company's ARS at par value at any time during the period of June 30, 2010 through July 2, 2012. As a condition to accepting the offer of ARS Rights, the Company released UBS from all claims except claims for consequential damages relating to its marketing and sales of ARS.

The Company also agreed not to serve as a class representative or receive benefits under any class action settlement or investor fund. In July 2010, the Company exercised its ARS Rights, and UBS purchased all of the Company's remaining outstanding ARS at par value totaling approximately $1.8 million.

Level 3 liabilities include contingent milestone and royalty obligations the Company may pay related to the acquisition of Covella. The fair value of the contingent consideration has been determined using a probability-weighted discounted cash flow model. The key assumptions in applying this approach are the discount rate and the probability assigned to the milestone or royalty being achieved. Management remeasures the fair value of the contingent consideration at each reporting period, with any change in its fair value resulting from either the passage of time or events occurring after the acquisition date, such as changes in the estimate of the probability of achieving the milestone or royalty, being recorded in the current period's statement of operations. The Company recorded a change in fair value of contingent consideration of $157,000 for 2010 representing an increase in the fair value of the contingent consideration resulting from the passage of time since the September 2010 acquisition date.

*Concentration of Credit Risk and Sources of Supply*

The Company invests its excess cash in highly liquid debt instruments of the U.S. Treasury, U.S. government sponsored enterprises, government municipalities, financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification of its cash investments and their maturities that are intended to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates and changes in the Company's operations and financial position. To date, the Company has not experienced any material realized losses on its cash and cash equivalents and short-term investments.

The Company sells its products primarily to established wholesale distributors in the pharmaceutical industry. Credit is extended based on an evaluation of the customer's financial condition, and collateral is not required. Approximately 95% of the accounts receivable balance as of December 31, 2010 represented amounts due from four customers. Approximately 95% of the accounts receivable balance as of December 31, 2009 represented amounts due from three customers. The Company evaluates the collectability of its accounts receivable based on a variety of factors including the length of time the receivables are past due, the financial health of the customer and historical experience. Based upon the review of these factors, the Company did not record an allowance for doubtful accounts at December 31, 2010.

The Company relies on third parties for the manufacture of both clinical and commercial quantities of its products, and the Company does not currently have any of its own manufacturing facilities. Although there are potential sources of supply other than the Company's existing suppliers, any new supplier would be required to qualify under applicable regulatory requirements. For the Glumetza® (metformin hydrochloride extended release tablets) products, the Company relies on Depomed, Inc. ("Depomed") to oversee product manufacturing and supply. In turn, Depomed relies on a Patheon, Inc. ("Patheon") facility located in Puerto Rico to manufacture Glumetza 500 mg and a Valeant Pharmaceuticals International, Inc. facility located in Canada to manufacture Glumetza 1000 mg. The Company relies on a Patheon facility located in Ohio as the sole third-party manufacturer for Cycloset® (bromocriptine mesylate) tablets. The Company has agreed to purchase from Patheon not less than a specified percentage of the total amount of Cycloset offered for sale by the Company in the U.S.

The Company currently relies on Norwich Pharmaceuticals, Inc. ("Norwich") located in New York, as the sole third-party manufacturer of the brand and related authorized generic Zegerid® (omeprazole/sodium bicarbonate) Capsules product. The Company currently relies on a Patheon facility located in Canada as its sole commercial supplier for Zegerid Powder for Oral Suspension. The Company amended its commercial supply agreement with Patheon in October 2009 to provide that Patheon will serve as a potential future commercial supplier of Zegerid Capsules, which will ultimately require regulatory approval of a new drug application ("NDA") supplement. The Company also currently relies on Union Quimico Farmaceutica, S.A. ("Uquifa") located in Spain as its exclusive supplier of the omeprazole active ingredient in each of the Zegerid prescription products. Under the supply agreement with Uquifa, the Company is obligated to purchase all of its requirements of omeprazole from Uquifa.

For the Rhucin® (recombinant human C1 inhibitor) development-stage product, the Company relies on Pharming Group NV ("Pharming") to oversee product manufacturing and supply. In turn, Pharming utilizes certain of its own facilities as well as third-party manufacturing facilities for supply, all of which are located in Europe. For the budesonide MMX® and rifamycin SV MMX® development-stage products, the Company relies on Cosmo Technologies Limited ("Cosmo"), an affiliate of Cosmo Pharmaceuticals S.p.A., located in Italy, to manufacture and supply all of the Company's drug product requirements.

*Inventories, Net*

Inventories are stated at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method. Inventories consist of finished goods and raw materials used in the manufacture of Cycloset tablets, Zegerid Capsules and the related authorized generic product, and Zegerid Powder for Oral Suspension. Also included in inventories are product samples of Glumetza which the Company purchases from Depomed under its promotion agreement. The Company provides reserves for potentially excess, dated or obsolete inventories based on an analysis of inventory on hand and on firm purchase commitments, compared to forecasts of future sales. As of December 31, 2010, the Company has reserved approximately $1.9 million against on-hand inventories of its Zegerid products in connection with the launch of generic and authorized generic versions of prescription Zegerid Capsules and the Company's related decision to cease promotion of Zegerid. In addition, as of December 31, 2010, the Company has reserved approximately $227,000 against on-hand inventories of product samples of Glumetza in connection with Depomed's voluntary recall from wholesalers of certain lots of Glumetza 500 mg tablets.

*Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and are depreciated over the estimated useful lives of the assets (ranging from three to five years) using the straight-line method. Leasehold improvements are depreciated over the estimated useful life of the asset or the lease term, whichever is shorter.

*Business Combinations*

The Company accounted for the acquisition of Covella in accordance with the revised authoritative guidance for business combinations. This guidance establishes principles and requirements for recognizing and measuring the total consideration transferred to and the assets acquired and liabilities assumed in the acquired target in a business combination. The consideration paid to acquire Covella was required to be measured at fair value and included cash consideration, the issuance of the Company's common stock and contingent consideration, which includes the Company's obligation to make clinical and regulatory milestone payments based on success in developing product candidates in addition to a royalty on net sales of any commercial products resulting from the anti-VLA-1 mAb technology. After the total consideration transferred was calculated by determining the fair value of the contingent consideration plus the upfront cash and stock consideration, the Company assigned the purchase price of Covella to the fair value of the assets acquired and liabilities assumed. This allocation of the purchase price resulted in recognition of intangible assets related to in-process research and development ("IPR&D") and goodwill. The determination and allocation of the consideration transferred requires the Company to make significant estimates and assumptions, especially at the acquisition date with respect to the fair value of the contingent consideration. The key assumptions in determining the fair value were the discount rate and the probability assigned to the potential milestone or royalty being achieved. The Company remeasures the fair value of the contingent consideration at each reporting period, with any change in its fair value being recorded in the current period's operating expenses. Changes in the fair value may result from either the passage of time or events occurring after the acquisition date, such as changes in the estimate of the probability of achieving the milestone or royalty.

*Intangible Assets and Goodwill*

The Company's intangible assets are comprised primarily of acquired IPR&D and license agreements. Goodwill represents the excess of the cost over the fair value of net assets acquired from business combinations. The Company periodically assesses the carrying value of its intangible assets and goodwill, which requires the Company to make assumptions and judgments regarding the future cash flows of these assets. The assets are considered to be impaired if the Company determines that the carrying value may not be recoverable based upon its assessment of the following events or changes in circumstances:

- the asset's ability to generate income from operations and positive cash flow in future periods;
- loss of legal ownership or title to the asset;
- significant changes in the Company's strategic business objectives and utilization of the asset(s); and
- the impact of significant negative industry, regulatory or economic trends.

IPR&D will not be amortized until the related development process is complete and goodwill is not amortized. License agreements and other intangible assets are amortized over their estimated useful lives. If the assets are considered to be impaired, the impairment the Company recognizes is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fair value is determined by a combination of third-party sources and forecasted discounted cash flows. In addition, the Company bases the useful lives and related amortization expense on its estimate of the period that the assets will generate revenues or otherwise be used. The Company also periodically reviews the lives assigned to its intangible assets to ensure that the initial estimates do not exceed any revised estimated periods from which the Company expects to realize cash flows from the technologies. A change in any of the above-mentioned factors or estimates could result in an impairment charge which could negatively impact the Company's results of operations. The Company has not recognized any impairment charges on its intangible assets or goodwill through December 31, 2010.

Intangible assets and goodwill as of December 31, 2010 consisted of the following (in thousands):

| | Weighted Average Amortization Period (years) | Gross Carrying Amount | Accumulated Amortization | Intangible Assets, Net |
|---|---|---|---|---|
| **Intangible Assets Subject to Amortization:** | | | | |
| License fees | 7 | $ 17,000 | $ (4,120) | $ 12,880 |
| **Intangible Assets and Goodwill Not Subject to Amortization:** | | | | |
| In-process research and development | | | | 1,100 |
| Goodwill | | | | 2,913 |
| | | | | 4,013 |
| Total intangible assets, net and goodwill | | | | $ 16,893 |

Intangible assets as of December 31, 2009 consisted of the following (in thousands):

| | Weighted Average Amortization Period (years) | Gross Carrying Amount | Accumulated Amortization | Intangible Assets, Net |
|---|---|---|---|---|
| **Intangible Assets Subject to Amortization:** | | | | |
| License fees | 8 | $ 12,000 | $ (2,250) | $ 9,750 |

For the years ended December 31, 2010, 2009 and 2008, total expense related to the amortization of intangible assets was approximately $1.9 million, $1.5 million and $750,000, respectively.

Total future amortization expense related to intangible assets subject to amortization at December 31, 2010 is as follows (in thousands):

| | | |
|---|---|---|
| 2011 | $ | 2,611 |
| 2012 | | 2,611 |
| 2013 | | 2,611 |
| 2014 | | 2,611 |
| 2015 | | 1,686 |
| Thereafter through 2016 | | 750 |
| Total future amortization expense | $ | 12,880 |

*Revenue Recognition*

The Company recognizes revenue when there is persuasive evidence that an arrangement exists, title has passed, the price is fixed or determinable, and collectability is reasonably assured.

*Product Sales, Net.* The Company sells its Cycloset and Zegerid products primarily to pharmaceutical wholesale distributors. The Company is obligated to accept from customers products that are returned within six months of their expiration date or up to 12 months beyond their expiration date. The Company authorizes returns for expired or damaged products in accordance with its return goods policy and procedures. The Company issues credit to the customer for expired or damaged returned product. The Company rarely exchanges product from inventory for returned product. At the time of sale, the Company records its estimates for product returns as a reduction to revenue at full sales value with a corresponding increase in the allowance for product returns liability. Actual returns are recorded as a reduction to the allowance for product returns liability at sales value with a corresponding decrease in accounts receivable for credit issued to the customer.

The Company recognizes product sales net of estimated allowances for product returns, estimated rebates in connection with contracts relating to managed care, Medicare, and patient coupons, and estimated chargebacks from distributors, wholesaler fees and prompt payment and other discounts. The Company establishes allowances for estimated product returns, rebates and chargebacks based primarily on the following qualitative and quantitative factors:

- the number of and specific contractual terms of agreements with customers;
- estimated levels of inventory in the distribution channel;
- estimated remaining shelf life of products;
- analysis of prescription data gathered by a third-party prescription data provider;
- direct communication with customers;
- historical product returns, rebates and chargebacks;
- anticipated introduction of competitive products or generics;
- anticipated pricing strategy changes by the Company and/or its competitors; and
- the impact of state and federal regulations.

In its analyses, the Company utilizes prescription data purchased from a third-party data provider to develop estimates of historical inventory channel pull-through. The Company utilizes a separate analysis which compares historical product shipments less returns to estimated historical prescriptions written. Based on that analysis, the Company develops an estimate of the quantity of product in the distribution channel which may be subject to various product return, rebate and chargeback exposures.

The Company's estimates of product returns, rebates and chargebacks require its most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. If actual future payments for returns, rebates, chargebacks and other discounts exceed the estimates the Company made at the time of sale, its financial position, results of operations and cash flows would be negatively impacted.

The Company's allowance for product returns was $13.5 million as of December 31, 2010 and $12.8 million as of December 31, 2009. The Company recognizes product sales at the time title passes to its customers, and the

Company provides for an estimate of future product returns at that time based upon historical product returns trends, analysis of product expiration dating and estimated inventory levels in the distribution channel, review of returns trends for similar products, if available, and the other factors discussed above. There may be a significant time lag between the date the Company determines the estimated allowance and when the Company receives the product return and issues credit to a customer. Due to this time lag, the Company records adjustments to its estimated allowance over several periods, which can result in a net increase or a net decrease in its operating results in those periods. The Company has been tracking its Zegerid product returns history by individual production batches from the time of its first commercial product launch of Zegerid Powder for Oral Suspension 20 mg in late 2004, taking into consideration product expiration dating and estimated inventory levels in the distribution channel. The Company launched Cycloset in November 2010 and has not experienced any returns through December 31, 2010. The Company has provided for an estimate of Cycloset product returns based upon its review of returns trends for similar products and taking into consideration its Zegerid product returns history.

The Company's allowance for rebates, chargebacks and other discounts was $13.7 million as of December 31, 2010 and $34.7 million as of December 31, 2009. These allowances reflect an estimate of the Company's liability for rebates due to managed care organizations under specific contracts, rebates due to various organizations under Medicare contracts and regulations, chargebacks due to various organizations purchasing the Company's products through federal contracts and/or group purchasing agreements, and other rebates and customer discounts due in connection with wholesaler fees and prompt payment and other discounts. The Company estimates its liability for rebates and chargebacks at each reporting period based on a combination of the qualitative and quantitative assumptions listed above. In each reporting period, the Company evaluates its outstanding contracts and applies the contractual discounts to the invoiced price of wholesaler shipments recognized. Although the total invoiced price of shipments to wholesalers for the reporting period and the contractual terms are known during the reporting period, the Company projects the ultimate disposition of the sale (e.g. future utilization rates of cash payors, managed care, Medicare or other contracted organizations). This estimate is based on historical trends adjusted for anticipated changes based on specific contractual terms of new agreements with customers, anticipated pricing strategy changes by the Company and/or its competitors and the other qualitative and quantitative factors described above. There may be a significant time lag between the date the Company determines the estimated allowance and when the Company makes the contractual payment or issue credit to a customer. Due to this time lag, the Company records adjustments to its estimated allowance over several periods, which can result in a net increase or a net decrease in its operating results in those periods.

In late June 2010, the Company began selling an authorized generic version of its prescription Zegerid Capsules under a distribution and supply agreement with Prasco, LLC ("Prasco"). Prasco has agreed to purchase all of its authorized generic product requirements from the Company and pays a specified invoice supply price for such products. The Company recognizes revenue from shipments to Prasco at the invoice supply price and the related cost of product sales when title transfers, which is generally at the time of shipment. The Company is also entitled to receive a percentage of the gross margin on sales of the authorized generic products by Prasco, which the Company recognizes as an addition to product sales, net when Prasco reports to the Company the gross margin from the ultimate sale of the products. Any adjustments to the gross margin related to Prasco's estimated sales discounts and other deductions are recognized in the period Prasco reports the amounts to the Company.

*Promotion, Royalty and Other License Revenue.* The Company analyzes each element of its promotion and licensing agreements to determine the appropriate revenue recognition. The Company recognizes revenue on upfront payments over the period of significant involvement under the related agreements unless the fee is in exchange for products delivered or services rendered that represent the culmination of a separate earnings process and no further performance obligation exists under the contract. The Company recognizes milestone payments upon the achievement of specified milestones if (1) the milestone is substantive in nature, and the achievement of the milestone was not reasonably assured at the inception of the agreement and (2) the fees are nonrefundable. Any milestone payments received prior to satisfying these revenue recognition criteria are recognized as deferred revenue. Sales milestones, royalties and promotion fees are based on sales and/or gross margin information, which may include estimates of sales discounts and other deductions, received from the relevant alliance agreement partner. Sales milestones, royalties and promotion fees are recognized as revenue when earned under the agreements, and any adjustments related to estimated sales discounts and other deductions are recognized in the period the alliance agreement partner reports the amounts to the Company.

*Research and Development Expenses and License Fees*

Research and development expenses have consisted primarily of costs associated with clinical studies of the Company's products under development as well as clinical studies designed to further differentiate its products from those of its competitors, development of and preparation for commercial manufacturing of the Company's products, compensation and other expenses related to research and development personnel and facilities expenses. Clinical study costs include fees paid to clinical research organizations, research institutions, collaborative partners and other service providers, which conduct certain research and development activities on behalf of the Company.

Research and development expenditures are charged to expense as incurred. Expenses related to clinical studies are generally accrued based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If timelines or contracts are modified based on changes in the clinical study protocol or scope of work to be performed, the Company modifies its estimates accordingly on a prospective basis.

The Company expenses amounts paid to obtain patents or acquire licenses associated with products under development when the ultimate recoverability of the amounts paid is uncertain and the technology has no alternative future use when acquired. Future acquisitions of patents and technology licenses will be charged to expense or capitalized based upon management's assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future use.

*Patent Costs*

Costs related to filing and pursuing patent applications are included in selling, general and administrative expenses and expensed as incurred as recoverability of such expenditures is uncertain.

*Shipping and Handling Costs*

The Company generally does not charge its customers for freight. The amounts of such costs are included in selling, general and administrative expenses and are not material.

*Advertising Expense*

The Company records the cost of its advertising efforts when services are performed or goods are delivered. The Company recorded approximately $3.0 million, $2.6 million and $3.5 million in advertising expense for the years ended December 31, 2010, 2009 and 2008, respectively.

*Stock-Based Compensation*

The Company estimates the fair value of stock options and employee stock purchase plan rights granted using the Black-Scholes valuation model. The Company amortizes the fair value of options granted on a straight-line basis over the requisite service period of the awards, which is generally the vesting period of one to four years. Pre-vesting forfeitures were estimated to be approximately 0% for 2010, 2009 and 2008 as the majority of options granted contain monthly vesting terms. For the years ended December 31, 2010, 2009 and 2008, the Company recognized approximately $5.4 million, $4.6 million and $4.2 million, respectively, of total stock-based compensation.

In 2010, stock-based compensation included approximately $352,000 related to the Company's corporate restructuring implemented in the third quarter of 2010. The Company offered to accelerate the vesting of stock options by six months and extend the period for exercising vested stock options by twelve months from each affected employee's termination date. In 2008, certain stock options were granted to employees at or above the vice president level that vest upon the attainment of specific financial performance targets. The measurement date of stock options containing performance-based vesting is the date the stock option grant is authorized and the specific performance goals are communicated. Compensation expense is recognized based on the probability that the performance criteria will be met. The recognition of compensation expense associated with performance-based vesting requires judgment in assessing the probability of meeting the performance goals, as well as defined criteria for assessing achievement of the performance-related goals. The continued assessment of probability may result in additional expense recognition or expense reversal depending on the level of achievement of the performance goals. In 2009, stock-based compensation expense included approximately $355,000 related to stock options containing performance-based vesting.

The fair value of each option is estimated on the date of grant using the Black-Scholes valuation model. The following assumptions were used during these periods:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| **Stock Options:** | | | |
| Risk-free interest rate | 1.8% – 3.0% | 1.6% – 3.1% | 1.5% – 3.4% |
| Expected volatility | 70% – 71% | 68% – 72% | 64% – 68% |
| Expected life of options (years) | 5.27 – 6.08 | 5.27 – 6.08 | 5.27 – 6.58 |
| Expected dividend yield | — | — | — |
| **Employee Stock Purchase Plan:** | | | |
| Risk-free interest rate | 0.1% – 0.2% | 0.1% – 0.3% | 0.1% – 2.0% |
| Expected volatility | 70% – 71% | 71% – 72% | 64% – 68% |
| Expected life of options (years) | 0.50 | 0.50 | 0.50 |
| Expected dividend yield | — | — | — |

*Risk-Free Interest Rate.* The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the option.

*Expected Volatility.* In determining its volatility factor, the Company performs an analysis of its historical volatility since its initial public offering in April 2004. In addition, the Company considers the expected volatility of similar entities. In evaluating similar entities, the Company considers factors such as industry, stage of development, size and financial leverage.

*Expected Life of Options.* In determining the expected life of the options, the Company uses the "simplified" method. Under this method, the expected life is presumed to be the mid-point between the vesting date and the end of the contractual term. The Company will continue to use the "simplified" method until it has sufficient historical exercise data to estimate the expected life of the options.

*Expected Dividend Yield.* The Company has never paid any dividends and does not intend to in the near future.

The weighted average per share fair value of stock options granted in the years ended December 31, 2010, 2009 and 2008 was $2.86, $0.80 and $1.41, respectively. The weighted average per share fair value of employee stock purchase plan rights granted in the years ended December 31, 2010, 2009 and 2008 was $0.95, $0.98 and $0.78, respectively. As of December 31, 2010, total unrecognized compensation cost related to stock options and employee stock purchase plan rights was approximately $8.0 million, and the weighted average period over which it is expected to be recognized is 2.7 years.

*Comprehensive Income (Loss)*

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in stockholders' equity that are excluded from net income (loss), specifically unrealized gains and losses on securities available-for-sale. Comprehensive income (loss) consists of the following (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Net income (loss) | $ (18,474) | $ 32,115 | $ (18,517) |
| Unrealized gain (loss) on investments | 1 | (3) | 2 |
| Comprehensive income (loss) | $ (18,473) | $ 32,112 | $ (18,515) |

*Net Income (Loss) Per Share*

Basic income (loss) per share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, contingently issuable shares, options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted income (loss) per share when their effect is dilutive. Potentially dilutive securities totaling 17.0 million shares, 9.9 million shares and 11.8 million shares for 2010, 2009 and 2008, respectively, were excluded from the calculation of diluted income (loss) per share because of their anti-dilutive effect.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Numerator: | | | |
| Net income (loss) (in thousands) | $ (18,474) | $ 32,115 | $ (18,517) |
| Denominator: | | | |
| Weighted average common shares outstanding | 58,734,397 | 57,994,506 | 51,836,524 |
| Weighted average unvested common shares subject to repurchase | — | — | (1,042) |
| Denominator for basic net income (loss) per share | 58,734,397 | 57,994,506 | 51,835,482 |
| Net effect of dilutive common stock equivalents | — | 1,679,360 | — |
| Denominator for diluted net income (loss) per share | 58,734,397 | 59,673,866 | 51,835,482 |
| Net income (loss) per share | | | |
| Basic | $ (0.31) | $ 0.55 | $ (0.36) |
| Diluted | $ (0.31) | $ 0.54 | $ (0.36) |

*Segment Reporting*

Management has determined that the Company operates in one business segment which is the development and commercialization of pharmaceutical products.

*Recent Accounting Pronouncements*

In October 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that amends existing revenue recognition accounting pronouncements related to multiple-deliverable revenue arrangements. The new guidance provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and how the consideration should be allocated. This guidance expands the methods under which a company can establish the fair value of undelivered products and services and provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. The new guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.

In December 2010, the FASB issued authoritative guidance concerning the recognition and classification of the new annual fee payable by branded prescription drug manufacturers and importers on branded prescription drugs which was mandated under the health care reform legislation enacted in the U.S. in March 2010. Under this new authoritative guidance, the annual fee should be estimated and recognized in full as a liability upon the first qualifying commercial sale with a corresponding deferred cost that is amortized to operating expenses using a straight-line method unless another method better allocates the fee over the calendar year in which it is payable. This new guidance is effective for calendar years beginning on or after December 31, 2010, when the fee initially becomes effective.

## 2. Balance Sheet Details

Inventories, net consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Raw materials | $ 797 | $ 1,071 |
| Finished goods | 4,418 | 4,269 |
| | 5,215 | 5,340 |
| Allowance for excess and obsolete inventory | (2,190) | (4) |
| | $ 3,025 | $ 5,336 |

Property and equipment, net consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Computer equipment and software | $ 1,554 | $ 1,344 |
| Office equipment and furniture | 1,219 | 1,219 |
| Leasehold improvements | 468 | 468 |
| | 3,241 | 3,031 |
| Less: accumulated depreciation and amortization | (2,467) | (2,156) |
| | $ 774 | $ 875 |

For the years ended December 31, 2010, 2009 and 2008, depreciation expense was approximately $408,000, $387,000 and $374,000, respectively.

Accounts payable and accrued liabilities consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Accounts payable | $ 1,716 | $ 8,782 |
| Accrued compensation and benefits | 5,017 | 7,525 |
| Accrued rebates | 12,322 | 31,268 |
| Accrued license fees and royalties | 4,471 | 1,831 |
| Accrued contract sales organization expenses | 54 | 1,573 |
| Accrued research and development expenses | 2,862 | 3,421 |
| Income taxes payable | 332 | 1,267 |
| Other accrued liabilities | 2,698 | 3,009 |
| | $ 29,472 | $ 58,676 |

## 3. Significant Agreements

*Promotion Agreement with Depomed*

In July 2008, the Company entered into a promotion agreement with Depomed granting the Company exclusive rights to promote Depomed's Glumetza products in the U.S. Glumetza is a once-daily, extended-release formulation of metformin that incorporates patented drug delivery technology and is indicated as an adjunct to diet and exercise to improve glycemic control in adult patients with type 2 diabetes.

Under the promotion agreement, the Company is required to meet certain minimum promotion obligations during the term of the agreement. On an annual basis, the Company is required to make "sales force expenditures" at least equal to an agreed-upon percentage of the prior year's net sales, where sales force expenditures for purposes of the promotion agreement are sales calls with specified assigned values (indexed to inflation in future years) depending on the relative position of the call and number of other products promoted by the sales representatives promoting Glumetza products. In addition, during the term of the agreement, the Company is required to make certain minimum marketing, advertising, medical affairs and other commercial support expenditures.

In October 2010, the Company entered into a letter agreement with Depomed for matters related to the Glumetza 500 mg recall and resupply activities. Glumetza 500 mg was the subject of a voluntary recall and supply interruption which resulted in the unavailability of this dosage strength from June 2010 through early January 2011. Pursuant to the letter agreement, the Company and Depomed, among other matters, agreed: (i) to work together on establishing a mutually agreeable resupply plan for Glumetza 500 mg and to share responsibility for any potential 2,4,6-tribromoanisole, or TBA-related recall and third party costs arising out of the resupply efforts in the future; (ii) upon a mutual release of potential claims resulting from the recall and associated interruption to supply; (iii) on the construction of provisions of the contract related to Glumetza 500 mg inventory written off in connection with the recall, such that certain inventory write-offs are excluded from the gross margin calculation; (iv) on reimbursement of the Company's out-of-pocket recall costs incurred to date (including marketing programs directly related to the resupply of Glumetza 500 mg); (v) on a reduction in the Company's minimum sales force expense obligation for 2011 and 2012, and that a minimum number of first position detail calls will be directed to certain targeted physicians in each of those years; (vi) that, for purposes of determining whether 2010 Glumetza net product sales trigger the $3.0 million milestone that is payable when annual net product sales exceed $50.0 million, 2010 will be considered the 13-month period ending January 31, 2011, and that a reduction in the Company's marketing expense obligation for 2011 and 2012 applicable if 2010 annual net product sales are less than $50 million will apply even in the event 2010 annual net product sales (for the 12-month period ending December 31, 2010) exceed $50 million; and (vii) to an extension of the period during which Depomed may elect to co-promote Glumetza to obstetricians and gynecologists through July 21, 2013.

Under the terms of the promotion agreement, the Company paid Depomed a $12.0 million upfront fee. The $12.0 million upfront fee has been capitalized and included in intangible assets and is being amortized to license fee expense over the estimated useful life of the asset on a straight-line basis through mid-2016. The Company is obligated to pay a $3.0 million sales milestone, of which $2.7 million was accrued in 2010, based on having achieved Glumetza net product sales in excess of $50.0 million during the 13-month period ending January 31, 2011. The Company may also be required to pay Depomed additional one-time sales milestones totaling up to $13.0 million in the aggregate based on the achievement of specified levels of annual Glumetza net product sales as follows: $3.0 million if net sales exceed $80.0 million, $5.0 million if net sales exceed $110.0 million, and $5.0 million if net sales exceed $140.0 million. Depomed records revenue from the sales of Glumetza products and pays the Company a fee of 80% (through September 30, 2010) and 75% (for all periods thereafter) of the gross margin earned from all net sales of Glumetza products in the U.S., with gross margin defined as net sales less cost of goods. Depomed is responsible for overseeing product manufacturing and supply. The Company is responsible for all costs associated with its sales force and for all other sales and marketing-related expenses associated with its promotion of Glumetza products. A joint commercialization committee has been formed to oversee and guide the strategic direction of the Glumetza alliance.

*Distribution and License Agreement with S2 and VeroScience*

In September 2010, the Company entered into a distribution and license agreement with S2 Therapeutics, Inc. ("S2") and VeroScience, LLC ("VeroScience") granting the Company exclusive rights to manufacture and commercialize the prescription product Cycloset in the U.S., subject to the right of S2 to promote Cycloset as described below. Cycloset is approved by the U.S. Food and Drug Administration ("FDA") as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus both as mono-therapy and in combination with other oral diabetes medications.

Under the terms of the distribution and license agreement, the Company paid to S2 and VeroScience an upfront fee totaling $5.0 million. The $5.0 million upfront fee has been capitalized and included in intangible assets and is being amortized to license fee expense over the estimated useful life of the asset on a straight-line basis through early 2015. The Company will record all sales of Cycloset and will pay a product royalty to S2 and VeroScience of 35% of the gross margin associated with net sales of Cycloset up to $100 million of cumulative total gross margin, increasing to 40% thereafter. Gross margin is defined as net sales less cost of goods sold. In the event net sales of Cycloset exceed $100 million in a calendar year, the Company will pay an additional 3% of the gross margin to S2 and VeroScience on incremental net sales over $100 million.

The Company launched Cycloset in November 2010. The Company is responsible for overseeing the manufacturing and distribution of Cycloset, and accordingly, S2's existing agreements relating to the manufacture of Cycloset have been assumed by the Company. The Company is also responsible for all costs associated with its sales force and for all other sales and marketing-related expenses associated with its promotion of Cycloset. S2 retains the right to co-promote Cycloset at its sole cost and expense under the same trademark in portions of the U.S. where the Company is not actively promoting Cycloset. VeroScience, the holder of the U.S. regulatory approval for Cycloset, is responsible for overseeing regulatory matters. A joint steering committee consisting of representatives from the three companies has been formed to share information concerning the Cycloset development, manufacturing and promotion efforts in the U.S.

*Distribution and Supply Agreement with Prasco*

In April 2010, the Company entered into a distribution and supply agreement with Prasco, which grants Prasco the right to distribute and sell an authorized generic version of the Company's Zegerid prescription products in the U.S. Prasco has agreed to purchase all of its authorized generic product requirements from the Company and will pay a specified invoice supply price for such products. Prasco is also obligated to pay the Company a percentage of the gross margin on sales of the authorized generic products. In late June 2010, as a result of Par Pharmaceutical, Inc.'s ("Par's") decision to launch its generic version of Zegerid Capsules, Prasco commenced shipment of an authorized generic of Zegerid Capsules in 20 mg and 40 mg dosage strengths in the U.S. under the Prasco label.

*License Agreement with University of Missouri*

In January 2001, the Company entered into a technology license agreement with the University of Missouri. Under the technology license agreement, the University of Missouri granted the Company an exclusive, worldwide license to patents and pending patent applications relating to specific formulations of PPIs with antacids and other buffering agents and methods of using these formulations. Pursuant to the terms of the license agreement, the Company issued to the University of Missouri 164,284 shares of the Company's common stock and paid an upfront licensing fee of $1.0 million, a one-time $1.0 million milestone fee following the filing of the Company's first NDA in 2003 and a one-time $5.0 million milestone fee following the FDA's approval of Zegerid Powder for Oral Suspension 20 mg in 2004. The Company is required to make additional milestone payments to the University of Missouri upon initial commercial sale in specified territories outside the U.S., which may total up to $3.5 million in the aggregate. The Company is also required to make milestone payments based on first-time achievement of significant sales thresholds, up to a maximum of $86.3 million, the first of which was a one-time $2.5 million milestone payment accrued in 2008 and paid in 2009. This one-time $2.5 million milestone payment was based upon initial achievement of $100.0 million in annual calendar year net product sales of immediate-release omeprazole products, which included sales by the Company and Glaxo Group Limited, an affiliate of GlaxoSmithKline plc ("GSK") in 2008. The Company is also obligated to pay royalties on net sales of the Company's products and any products commercialized by GSK, Schering-Plough HealthCare Products, Inc. ("Merck"), a subsidiary of Merck & Co., Inc., and Norgine B.V. ("Norgine") under the Company's existing license and distribution agreements.

*License Agreement and Supply Agreement with Pharming*

In September 2010, the Company entered into a license agreement and a supply agreement with Pharming under which the Company was granted certain non-exclusive rights to develop and manufacture, and certain exclusive rights to commercialize Rhucin in the U.S., Canada and Mexico for the treatment of acute attacks of hereditary angioedema ("HAE") and other future indications, as further described below.

*License Agreement*

Under the license agreement, Pharming granted the Company the non-exclusive rights to develop and manufacture and the exclusive right to commercialize licensed products in the U.S., Canada and Mexico. In partial consideration of the licenses granted under the license agreement, the Company paid Pharming a $15.0 million upfront fee in September 2010 and will be required to pay an additional $5.0 million milestone upon FDA acceptance of a biologic license application ("BLA") for Rhucin. The Company may also be required to pay Pharming additional success-based clinical and commercial milestones totaling up to an aggregate of $30.0 million, depending upon the achievement of developmental and commercial objectives. In addition, the Company will be required to pay certain one-time performance milestones if the Company achieves certain aggregate net sales levels of Rhucin. The amount of each such milestone payment varies upon the level of net sales in a calendar year. The maximum amount of all such payments to Pharming would be $45.0 million, assuming net sales exceeded $500 million in a calendar year. As consideration for the licenses and rights granted under the license agreement, and as compensation for the commercial supply of Rhucin by Pharming pursuant to the supply agreement described below, the Company will pay Pharming a tiered supply price, based on a percentage of net sales of Rhucin, subject to reduction in certain events. The Company recorded license fee expense of $15.0 million in 2010, representing the upfront fee paid in September 2010.

Under the license agreement, Pharming is responsible for conducting the current phase IIIb clinical study for Rhucin for HAE and all costs of such clinical development. Pharming is also responsible for preparing and filing the BLA for the treatment of HAE in the U.S. The Company will be responsible for seeking regulatory approval for the treatment of HAE for Canada and Mexico.

The Company and Pharming will share responsibility for conducting clinical development of Rhucin for the treatment or prevention of renal transplantation rejection in humans, and will equally share the costs of such clinical development. The Company will be responsible for preparing and filing the drug approval application for the treatment or prevention of renal transplantation rejection in humans throughout the U.S., Canada and Mexico and for seeking regulatory approval to market and sell Rhucin for such indication.

Either party may propose the development of Rhucin for an additional indication in the U.S., Canada and Mexico, to which the other party may opt-in.

The Company has agreed to use commercially reasonable efforts to promote, sell and distribute Rhucin in the U.S., Canada and Mexico, including launching Rhucin for the treatment of HAE in the U.S. within 120 days following receipt of U.S. regulatory approval. During the term of the license agreement, Pharming has agreed not to, and to insure that its distributors and dealers do not, sell Rhucin to any customer in the U.S., Canada and Mexico. Both parties have agreed not to manufacture, develop, promote, market or distribute any other forms of C1 inhibitors for use in the U.S., Canada and Mexico during the term.

*Supply Agreement*

Under the supply agreement, Pharming will manufacture and exclusively supply to the Company, and the Company will exclusively order from Pharming, Rhucin at the supply price for commercialization activities. Pharming will manufacture and supply recombinant human C1 inhibitor products to the Company at cost for development activities.

Pharming will maintain any drug master files and the Company will have a right to reference any such drug master files for the purpose of obtaining regulatory approval of Rhucin in the U.S., Canada and Mexico. Pharming will be responsible for obtaining and maintaining all manufacturing approvals and related costs.

In the event of a supply failure, the Company has certain step-in rights to cure any payment defaults under Pharming's third party manufacturing agreements or to assume sole responsibility for manufacturing and supply. In connection with the supply agreement, the Company entered into a separate agreement with Pharming under which the Company was granted certain property interests to manufacturing related intellectual property and access to manufacturing materials and know-how, in order to assume such manufacturing and supply responsibilities under certain circumstances.

*Strategic Collaboration with Cosmo*

In December 2008, the Company entered into a strategic collaboration with Cosmo including a license agreement, stock issuance agreement and registration rights agreement, under which the Company was granted exclusive rights to develop and commercialize the budesonide MMX and rifamycin SV MMX development-stage products in the U.S. As upfront consideration, the Company issued 6,000,000 shares of its common stock and made a cash payment of $2.5 million to Cosmo. In addition, in November 2010, following the completion of the phase III studies for budesonide MMX, Cosmo elected to receive payment of a clinical milestone through the issuance of 972,132 shares of the Company's common stock. The Company may also be required to pay Cosmo up to a total of an additional $6.0 million in clinical and regulatory milestones for the initial indications for the licensed products, up to $6.0 million in clinical and regulatory milestones for a second indication for rifamycin SV MMX and up to $57.5 million in commercial milestones. The milestones may be paid in cash or through issuance of additional shares of the Company's common stock, at Cosmo's option, subject to certain limitations.

The Company will be required to pay tiered royalties to Cosmo ranging from 12% to 14% on net sales of each licensed product the Company sells. Such royalties are subject to reduction in certain circumstances, including in the event of market launch in the U.S. of a generic version of a licensed product. The Company is responsible for one-half of the total out-of-pocket costs associated with the budesonide MMX phase III clinical program and for all of the out-of-pocket costs for the first ongoing rifamycin SV MMX phase III U.S. registration. In the event that additional clinical work is required to obtain U.S. regulatory approval for either of the licensed products, the parties will agree on cost sharing. Cosmo is responsible for any additional pre-clinical costs for rifamycin SV MMX and for any product development and scale-up costs for either of the licensed products.

The Company has agreed to use commercially reasonable efforts to market, promote and sell each of the licensed products, including launching such product within 12 months following receipt of U.S. regulatory approval, utilizing a minimum number of field sales representatives during the first year following launch and spending specified minimum amounts on its sales and marketing efforts during the first three years following launch. Cosmo will manufacture and supply all of the Company's requirements of licensed products during the term of the license agreement. The parties have agreed to enter into a supply agreement prior to the submission of the first NDA for a licensed product.

As described above, the Company issued to Cosmo 6,000,000 shares of common stock as upfront consideration under the license agreement. In addition, in November 2010 the Company issued to Cosmo an additional 972,132 shares of the Company's common stock as payment for a clinical milestone. The Company will make additional payments to Cosmo upon the achievement of certain development and commercial milestones, which milestones may be paid in cash or through issuance of additional shares of common stock, at Cosmo's option. The Company's obligation to issue additional shares of common stock to Cosmo upon the achievement of one or more milestones is subject to certain limitations, including that the total number of shares of common stock issued to Cosmo, including the initial 6,000,000 shares, shall not exceed 10,300,000 shares. Any such additional shares to be issued will be valued at the average daily closing price of the common stock as reported on the Nasdaq Global Market for the 30 consecutive trading days ending on the day immediately prior to the achievement of the applicable milestone.

For the six months following the issuance of any shares of common stock upon achievement of milestones, Cosmo has agreed that it will not transfer or dispose of any such issued shares. In addition, Cosmo has agreed that through December 15, 2011 neither it nor its affiliates will acquire beneficial ownership of additional shares of the Company's common stock, other than under the stock issuance agreement, subject to certain exceptions.

Under the terms of the registration rights agreement, as amended, the Company filed a resale registration statement on Form S-3 with the Securities and Exchange Commission, or SEC, to register the resale of the initial 6,000,000 shares issued to Cosmo under the stock issuance agreement, which registration statement was declared effective by the SEC in April 2009. In November 2010, the Company filed a second registration statement on Form S-3 with the SEC to cover the additional 972,132 shares issued to Cosmo in connection with a clinical milestone payment, which registration statement was declared effective by the SEC in December 2010. The Company is obligated to file additional registration statements for any additional shares issued to Cosmo under the stock issuance agreement and to use best efforts to have any such registration statements declared effective by the SEC.

The Company recorded the upfront cash payment of $2.5 million and the fair value of the 6,000,000 shares of its common stock issued to Cosmo of approximately $7.5 million in license fees and royalties expense in 2008. The Company estimated a fair value of $1.24 per share for the initial 6,000,000 shares of its common stock issued to Cosmo, which reflected a discount of approximately 38% on the $2.00 per share closing price of its common stock on the issuance date. For a publicly traded stock, the fair value of a single unrestricted share of common stock is assumed to be equivalent to the quoted market price on the valuation date. However, since the 6,000,000 shares issued to Cosmo had a 15-month trading restriction pursuant to the stock issuance agreement, the Company calculated a discount for lack of marketability ("DLOM") applicable to the quoted market price. The Company calculated the DLOM associated with the contractual restriction using the Black-Scholes valuation model for a hypothetical put option with the following assumptions: life of the option of 1.25 years; risk-free interest rate of 0.58%; volatility of 90%; and dividend rate of 0%. The Company recorded the fair value of the 972,132 shares of its common stock issued to Cosmo for the clinical milestone achievement of approximately $2.7 million in license fees and royalties expense in 2010. As these shares have a six-month trading restriction pursuant to the stock issuance agreement, the Company estimated a fair value of $2.805 per share, which reflected a discount of approximately 15% on the $3.30 per share closing price of its common stock on the milestone achievement date. The Company calculated the DLOM associated with the contractual restriction using the Black-Scholes valuation model for a hypothetical put option with the following assumptions: life of the option of 0.5 years; risk-free interest rate of 0.16%; volatility of 55%; and dividend rate of 0%.

*OTC License Agreement with Merck*

In October 2006, the Company entered into a license agreement with Merck pursuant to which the Company granted Merck rights to develop, manufacture, market and sell Zegerid OTC® products in the lower dosage strength of 20 mg in the U.S. and Canada. Merck is required to use active, sustained and diligent efforts to conduct and complete in a timely manner all activities required to develop licensed products, receive marketing approval for licensed products and market, sell and generate and meet market demand for licensed products in the licensed territories. Merck's diligence requirements include minimum marketing spending commitments and the utilization of the Zegerid name in any over-the-counter ("OTC") product marks, as more specifically described in the license agreement.

In November 2006, the Company received a nonrefundable $15.0 million upfront license fee from Merck. The $15.0 million upfront payment was amortized to revenue on a straight-line basis over a 37-month period through the end of 2009 which represented the period over which the Company had significant responsibilities under the agreement. In August 2007, the Company received a $5.0 million milestone payment relating to progress on clinical product development strategy. In June 2008, the Company received a $2.5 million regulatory milestone relating to FDA acceptance for filing of the NDA submitted by Merck for Zegerid OTC (omeprazole 20 mg/sodium bicarbonate 1100 mg capsules). In December 2009, the Company received a $20.0 million milestone payment following the approval of the NDA submitted by Merck for Zegerid OTC. The Company recognized the $5.0 million milestone payment, the $2.5 million milestone payment and the $20.0 million milestone payment as revenue in 2007, 2008 and 2009, respectively, due to the substantive nature of the milestones achieved and since the Company had no ongoing obligations associated with these milestones. The Company may receive up to an additional $37.5 million in milestone payments upon the achievement of specified sales milestones. The Company is also entitled to receive low double-digit royalties, subject to adjustment in certain circumstances, on net sales of any OTC products sold by Merck under the license agreement. In turn, the Company is obligated to pay royalties to the University of Missouri based on net sales of any OTC products sold by Merck.

*License Agreement with Glaxo Group Limited*

In November 2007, the Company entered into a license agreement with GSK, granting GSK certain exclusive rights to commercialize prescription and OTC immediate-release omeprazole products in a number of international markets.

Under the license agreement, GSK is responsible for the development, manufacture and commercialization of prescription and OTC immediate-release omeprazole products for sale in up to 114 countries within Africa, Asia, the Middle-East and Central and South America. GSK bears all costs for its activities under the license agreement.

Under the license agreement, in December 2007, the Company received an $11.5 million upfront fee, and the Company is entitled to receive tiered royalties equal to a percentage of net sales, ranging from the mid-teens to mid-twenties, of any licensed products sold by GSK under the license agreement. The royalties are subject to reduction on a country-by-country basis in the event that sales of any generic products achieve a specific level of market share, referred to as "generic competition" in such country. In turn, the Company is obligated to pay royalties to the University of Missouri based on net sales of any licensed products sold by GSK. GSK has an option to make a buy-out payment in 2027, the 20th anniversary of the license agreement, after which time, GSK's royalty obligations generally would end. To support GSK's initial launch costs, the Company agreed to waive the first $2.5 million of aggregate royalties payable under the license agreement. Of the total $11.5 million upfront payment, the $2.5 million in waived royalty obligations was recorded as deferred revenue and will be recognized as revenue when the royalties are earned. The remaining $9.0 million was also recorded as deferred revenue and was amortized to revenue on a straight-line basis over an 18-month period through May 2009, which represented the period the Company had significant obligations under the agreement.

*License Agreement with Norgine*

In October 2009, the Company entered into a license agreement with Norgine granting Norgine certain exclusive rights to develop, manufacture and commercialize prescription immediate-release omeprazole products in specified markets in Western, Central and Eastern Europe and in Israel. Under the license agreement, the Company received a nonrefundable upfront payment of $2.5 million in October 2009. The $2.5 million upfront payment was amortized to revenue on a straight-line basis over a three-month period through early January 2010 which represented the period over which the Company had significant responsibilities under the agreement. The Company will also be entitled to receive up to an additional $10.0 million in milestone payments upon the achievement of certain regulatory events, subject to reductions based on Norgine's actual out-of-pocket costs directly related to its clinical, regulatory and reimbursement efforts for a "major" country as defined under the license agreement. Norgine will also pay the Company tiered royalties ranging from the mid- to high-teens, subject to reduction in certain limited circumstances, on net sales of any products sold under the license agreement. In turn, the Company will be obligated to pay royalties to the University of Missouri based on net sales of any licensed products sold by Norgine.

**4. Acquisition of Covella**

*Merger Agreement*

In September 2010, the Company acquired the worldwide rights to SAN-300 through the acquisition of Covella pursuant to the terms of the Merger Agreement. In connection with the consummation of the transactions contemplated by the Merger Agreement, Covella survived as a wholly owned subsidiary of the Company.

Prior to the Company's acquisition of Covella, Covella was a privately held company owned by a small number of stockholders, including Westfield Capital Management Company, LP ("Westfield"), among others. In addition to its portion of the merger consideration, Westfield also received $600,000 as repayment of debt owed by Covella.

Under the terms of the Merger Agreement, the Company paid to the Covella stockholders upfront consideration of $862,000 in cash, including the $600,000 Westfield repayment. The Company also issued to the Covella stockholders 181,342 unregistered shares of the Company's common stock (subject to a 12-month lock-up period). The Company assumed responsibility for payment of approximately $467,000 in Covella liabilities and will make clinical and regulatory milestone payments totaling up to an aggregate of $37.7 million (consisting of a combination of cash and the Company's common stock) based on success in developing product candidates (with the first such milestone being payable upon successful completion of the first Phase II(b) clinical study). The Company may also be required to pay a royalty equal to a low single digit percentage rate of net sales of any commercial products resulting from the anti-VLA-1 mAb technology. See contingent consideration liability discussed below.

Both the Company and Covella agreed to customary representations, warranties and covenants in the Merger Agreement. The Covella stockholders agreed to indemnify the Company for certain matters, including breaches of representations and warranties and covenants included in the Merger Agreement, up to a maximum specified amount and subject to other limitations. The Company agreed to indemnify the Covella stockholders for certain matters, including breaches of representations, warranties and covenants included in the Merger Agreement, up to a maximum specified amount and subject to other limitations.

*Amended License with Biogen*

In connection with the Merger Agreement, the Company and Covella entered into an Amendment to License Agreement dated September 10, 2010 with Biogen Idec MA Inc. ("Biogen"), amending an existing license agreement dated January 22, 2009 between Covella and Biogen (the "Amended License"). Under the terms of the Amended License, Biogen has granted Covella an exclusive, worldwide license to patents and certain know-how and other intellectual property owned and controlled by Biogen relating to the SAN-300 and the anti-VLA-1 mAb development program. Covella is required to use commercially reasonable efforts to develop and commercialize at least one licensed product.

In connection with the execution of the Amended License, the Company paid to Biogen $50,000 in cash and issued to Biogen 55,970 unregistered shares of the Company's common stock. In addition, the Company is obligated to make clinical, regulatory and sales milestone payments to Biogen based on success in developing and commercializing development-stage products (with the first such milestone being payable upon successful completion of the first Phase II(b) clinical study). The amounts of the clinical and regulatory milestone payments vary depending on the type of product, the number of indications, and other specifically negotiated milestones. If SAN-300 is the first to achieve all applicable milestones for three indications, the Company will be required to pay Biogen maximum aggregate clinical and regulatory milestone payments of $97.2 million. The amount of the commercial milestone payments the Company will be required to pay Biogen will depend on the level of net sales of a particular product in a calendar year. The maximum aggregate commercial milestone payments to Biogen total $105.5 million for SAN-300, assuming cumulative net sales of at least $5 billion of such product, and total $60.25 million for products containing certain other compositions as described in the license, assuming cumulative net sales of at least $5 billion of such products. In addition, the Company will be required to pay tiered royalties ranging from low single digit to low double digit percentage rates, subject to reduction in certain limited circumstances, on net sales of products developed under the Amended License.

Under the Amended License, Biogen has a right of first offer to supply Covella's requirements of licensed products and a right of negotiation in the event that the Company decides to sublicense the right to commercialize a licensed product to a third party.

*Purchase Price*

The acquisition of Covella was accounted for using the acquisition method of accounting in accordance with the revised authoritative guidance for business combinations and, accordingly, the Company has included the results of operations of Covella in its consolidated statement of operations from the date of acquisition. Neither separate financial statements nor pro forma results of operations have been presented because the acquisition does not meet the qualitative or quantitative materiality tests under Regulation S-X. Approximately $352,000 of costs associated with the Company's acquisition of Covella has been included in selling, general and administrative expenses for 2010.

The estimated purchase price is determined as follows (in thousands):

| | | |
|---|---|---|
| Cash paid on closing date | $ | 862 |
| Fair value of Santarus common stock issued to sellers on closing date | | 364 |
| Contingent consideration liability | | 1,900 |
| | $ | 3,126 |

In addition to cash payments, the Company issued to the Covella stockholders 181,342 unregistered shares of the Company's common stock (subject to a 12-month lock-up period to expire on September 10, 2011). The total fair value of the common stock issued was approximately $364,000. The Company estimated a fair value of $2.01 per share, which reflects a discount of approximately 25% on the $2.68 closing price of its common stock on September 9, 2010. For a publicly traded stock, the fair value of a single unrestricted share of common stock is assumed to be equivalent to the quoted market price on the valuation date. However, since the 181,342 shares of common stock issued to the Covella stockholders are subject to a 12-month trading restriction, the Company calculated a DLOM applicable to the quoted market price. The Company calculated the DLOM associated with the contractual restriction using the Black-Scholes valuation model for a hypothetical put option with the following assumptions: life of the option of one year; risk-free interest rate of 0.27%; volatility of 65%; and dividend rate of 0%.

The purchase price, including the value of the consideration transferred, and the purchase price allocation for the acquisition of Covella is set forth below (in thousands):

| | | |
|---|---|---|
| Cash | $ | 20 |
| Intangible assets | | 1,100 |
| Goodwill | | 2,913 |
| Liabilities assumed | | (467) |
| Deferred tax liabilities (long-term) | | (440) |
| | $ | 3,126 |

Intangible assets acquired consisted of IPR&D determined to be approximately $1.1 million. The fair value of the IPR&D has been determined using the multi-period excess earnings method which is a form of the discounted cash flow model. The approach was based on probability-adjusted projected net cash flows attributable to the IPR&D discounted using a weighted average cost of capital. The IPR&D is considered an indefinite-lived intangible asset until the completion or abandonment of the associated research and development efforts. The IPR&D asset is subject to impairment testing and will not be amortized until the development process is complete.

*Contingent Consideration Liability*

Under the terms of the Merger Agreement, the Company is obligated to make clinical and regulatory milestone payments based on success in developing product candidates in addition to a royalty on net sales of any commercial products resulting from the anti-VLA-1 mAb technology. The fair value of the contingent consideration at the closing date was determined to be approximately $1.9 million using a probability-weighted discounted cash flow. The key assumptions in applying this approach were the discount rate and the probability assigned to the milestone or royalty being achieved. Management remeasures the fair value of the contingent consideration at each reporting period, with any change in its fair value being recorded in the current period's statement of operations. Changes in the fair value may result from either the passage of time or events occurring after the acquisition date, such as changes in the estimate of the probability of achieving the milestone or royalty. The Company recorded a change in fair value of contingent consideration of $157,000 for 2010, which is included in operating expenses, representing an increase in the fair value of the contingent consideration resulting from the passage of time since the September 2010 acquisition date. The fair value of the contingent consideration is included in long-term liabilities in the Company's consolidated balance sheet at December 31, 2010.

## 5. Restructuring

As a result of Par's decision to launch its generic version of Zegerid Capsules and the Company's related decision to cease promotion of Zegerid prescription products, on June 30, 2010, the Company's Board of Directors determined to implement a corporate restructuring, including a workforce reduction of approximately 34%, or 113 employees, in its commercial organization and certain other operations. The Company also determined to significantly reduce the number of contract sales representatives that it utilizes. The Company provided 60-day Worker Adjustment and Retraining Notification Act notices to the affected employees to inform them that their employment would end at the conclusion of the 60-day period. The Company began notifying affected employees in July 2010 and substantially completed its restructuring plan in the third quarter of 2010.

The Company offered outplacement services and severance benefits to the affected employees, including cash severance payments and payment of COBRA healthcare coverage for specified periods. In addition, the Company offered to accelerate the vesting of stock options by six months and extend the period for exercising vested stock options by twelve months from each affected employee's termination date. Each affected employee's eligibility for the severance benefits was contingent upon such employee's execution of a separation agreement, which included a general release of claims against the Company. As a result of the restructuring, the Company recorded a restructuring charge of $7.1 million in 2010, which is included on a separate line in the Company's consolidated statement of operations. The Company does not expect to incur significant additional charges, and the components of the restructuring charge are summarized in the following table (in thousands):

| | Balance January 1, 2010 | Year Ended December 31, 2010 | | | Balance December 31, 2010 |
|---|---|---|---|---|---|
| | | Charges to Expense | Cash Payments | Non-Cash Charges | |
| One-time termination benefits | $ — | $ 4,992 | $ (4,992) | $ — | $ — |
| Contract termination costs | — | 1,738 | (1,738) | — | — |
| Stock-based compensation | — | 352 | — | (352) | — |
| Total | $ — | $ 7,082 | $ (6,730) | $ (352) | $ — |

## 6. Long-Term Debt

On July 11, 2008, the Company entered into an Amended and Restated Loan and Security Agreement (the "Amended Loan Agreement") with Comerica Bank ("Comerica"). The Amended Loan Agreement amends and restates the terms of the original Loan and Security Agreement entered into between the Company and Comerica in July 2006. In December 2008, the Company drew down $10.0 million under the Amended Loan Agreement. The credit facility under the Amended Loan Agreement consists of a revolving line of credit, pursuant to which the Company may request advances in an aggregate outstanding amount not to exceed $25.0 million. Under the Amended Loan Agreement, the revolving loan bears interest, as selected by the Company, at either the variable rate of interest, per annum, most recently announced by Comerica as its "prime rate" plus 0.50% or the LIBOR rate (as computed in the Amended and Restated LIBOR Addendum to the Amended Loan Agreement) plus 3.00%. The Company has selected the "prime rate" plus 0.50% interest rate option, which as of December 31, 2010 was 3.75%. Interest payments on advances made under the Amended Loan Agreement are due and payable in arrears on the first calendar day of each month during the term of the Amended Loan Agreement. On August 27, 2010, the Company entered into an amendment to the Amended Loan Agreement with Comerica that extends the maturity date of the revolving line of credit from July 11, 2011 to July 11, 2013. Amounts borrowed under the Amended Loan Agreement may be repaid and re-borrowed at any time prior to July 11, 2013, and any outstanding principal drawn during the term of the loan facility is due and payable on July 11, 2013. There is a non-refundable unused commitment fee equal to 0.50% per annum on the difference between the amount of the revolving line and the average daily balance outstanding thereunder during the term of the Amended Loan Agreement, payable quarterly in arrears. The Amended Loan Agreement will remain in full force and effect for so long as any obligations remain outstanding or Comerica has any obligation to make credit extensions under the Amended Loan Agreement.

Amounts borrowed under the Amended Loan Agreement are secured by substantially all of the Company's personal property, excluding intellectual property. Under the Amended Loan Agreement, the Company is subject to certain affirmative and negative covenants, including limitations on the Company's ability to: undergo certain change of control events; convey, sell, lease, license, transfer or otherwise dispose of assets; create, incur, assume, guarantee or be liable with respect to certain indebtedness; grant liens; pay dividends and make certain other restricted payments; and make investments. In addition, under the Amended Loan Agreement the Company is required to maintain a cash balance with Comerica in an amount of not less than $4.0 million and to maintain any other cash balances with either Comerica or another financial institution covered by a control agreement for the benefit of Comerica. The Company is also subject to specified financial covenants with respect to a minimum liquidity ratio and, in specified limited circumstances, minimum EBITDA requirements as defined in the Amended Loan Agreement. The Company believes it has currently met all of its obligations under the Amended Loan Agreement.

## 7. Commitments and Contingencies

*Leases*

The Company leases its primary office facility and certain equipment under various operating leases. In December 2007, the Company entered into a sublease agreement for the Company's primary office facility. The sublease expires on February 27, 2013. The sublease provides for annual base rent payable in monthly installments and subject to 3.5% annual increases on April 1 of each calendar year throughout the term. The Company is also required to pay its pro rata share of any building and project operating costs that may exceed those operating costs incurred during the 2008 calendar year. The Company received an allowance of approximately $559,000 to cover the cost of the Company's tenant improvements, which was provided in the form of an offset against the monthly installments of basic rent initially payable under the sublease. The cumulative rent to be paid under the sublease, net of the tenant allowance of approximately $559,000, is being amortized on a straight-line basis over the term of the sublease. In conjunction with the sublease, in January 2008, the Company established a letter of credit in the amount of $150,000 naming the sublessor as beneficiary. The amount of the letter of credit automatically increased to $400,000 on January 15, 2008 and decreased to $300,000 on October 1, 2010. As long as the Company is not in default of any of the material terms of the sublease, the amount of the letter of credit will be reduced to $200,000 on February 28, 2012.

In November 2004, the Company entered into a master lease agreement giving the Company the ability to lease vehicles under operating leases. In connection with the Company accepting delivery of vehicles and entering into lease obligations in January 2005, the Company established a letter of credit for $1.0 million naming the lessor as beneficiary. The Company entered into an agreement to reduce the letter of credit requirement to $750,000 effective in January 2011. The letter of credit is fully secured by restricted cash and has automatic annual extensions. Each lease schedule has an initial term of 12 months from the date of delivery with successive 12-month renewal terms. The Company intends to lease each vehicle, on average, approximately 36 months. The Company guarantees a certain residual value at the lease termination date. If the Company determines that it is probable that a loss will be incurred upon disposition of a vehicle resulting from the remaining book value of the lease exceeding the current fair market value of the vehicle, the Company accrues for the potential loss at the time of such determination.

At December 31, 2010, estimated annual future minimum payments under the Company's operating leases are as follows (in thousands):

| | | |
|---|---|---|
| 2011 | $ | 1,571 |
| 2012 | | 1,424 |
| 2013 | | 212 |
| 2014 | | 1 |
| 2015 | | — |
| Thereafter | | — |
| Total minimum lease payments | $ | 3,208 |

Rent expense on facilities and equipment was approximately $1.7 million, $2.2 million and $2.6 million for 2010, 2009 and 2008, respectively.

*Legal Proceedings*

*Glumetza Patent Litigation*

In November 2009, Depomed filed a lawsuit in the United States District Court for the Northern District of California against Lupin Limited and its wholly owned subsidiary, Lupin Pharmaceutical, Inc. (collectively "Lupin") for infringement of the following patents listed in the Orange Book for Glumetza: U.S. Patent Nos. 6,340,475; 6,635,280; and 6,488,962. The lawsuit was filed in response to an abbreviated new drug application ("ANDA") and paragraph IV certification filed with the FDA by Lupin regarding Lupin's intent to market generic versions of 500 mg and 1000 mg tablets for Glumetza prior to the expiration of the asserted Orange Book patents. Depomed commenced the lawsuit within the requisite 45 day time period, placing an automatic stay on the FDA from approving Lupin's proposed products for 30 months or until a decision is rendered by the District Court, which is adverse to the asserted Orange Book patents, whichever may occur earlier. Absent a court decision, the 30-month stay is expected to expire in May 2012. Lupin has prepared and filed an answer in the case, principally asserting non-infringement and invalidity of the Orange Book patents, and has also filed counterclaims. Discovery is currently underway and a hearing for claim construction, or Markman hearing, was held in January 2011.

Under the terms of the Company's promotion agreement with Depomed, Depomed has assumed responsibility for managing and paying for this action, subject to certain consent rights held by the Company regarding any potential settlements or other similar types of dispositions. Although Depomed has indicated that it intends to vigorously defend and enforce its patent rights, the Company is not able to predict the timing or outcome of this action.

*Zegerid and Zegerid OTC Patent Litigation*

In April 2010, the U.S. District Court for the District of Delaware ruled that five patents covering Zegerid Capsules and Zegerid Powder for Oral Suspension (U.S. Patent Nos. 6,489,346; 6,645,988; 6,699,885; 6,780,882; and 7,399,772) were invalid due to obviousness. These patents were the subject of lawsuits the Company filed in 2007 in response to ANDAs filed by Par with the FDA. In May 2010, the Company filed an appeal of the District Court's ruling to the U.S. Court of Appeals for the Federal Circuit. The Federal Circuit court has indicated oral argument will be scheduled in May 2011. Although the Company intends to vigorously defend and enforce its patent rights, the Company is not able to predict the timing or outcome of the appeal.

In September 2010, Merck filed lawsuits in the U.S. District Court for the District of New Jersey against each of Par and Perrigo Research and Development Company ("Perrigo") for infringement of the patents listed in the Orange Book for Zegerid OTC (U.S. Patent Nos. 6,489,346; 6,645,988; 6,699,885; and 7,399,772). The Company and the University of Missouri, licensors of the listed patents, are joined in the lawsuits as co-plaintiffs. Par and Perrigo had filed ANDAs with the FDA regarding each company's intent to market a generic version of Zegerid OTC prior to the expiration of the listed patents. The parties in each of these lawsuits have agreed to stay the court proceedings until the earlier of the outcome of the pending appeal related to the Zegerid prescription product litigation or receipt of tentative regulatory approval for the proposed generic Zegerid OTC products. The Company is not able to predict the timing or outcome of these lawsuits.

Any adverse outcome in the litigation described above would adversely impact the Company's Zegerid and Zegerid OTC business, including the amount of, or the Company's ability to receive, milestone payments and royalties under the Company's agreement with Merck. For example, the royalties payable to the Company under its license agreement with Merck are subject to reduction in the event it is ultimately determined by the courts (with the decision being unappealable or unappealed within the time allowed for appeal) that there is no valid claim of the licensed patents covering the manufacture, use or sale of the Zegerid OTC product and third parties have received marketing approval for, and are conducting bona fide ongoing commercial sales of, generic versions of the licensed products. The ruling may also negatively impact the patent protection for the products being commercialized pursuant to the Company's ex-US licenses with GSK and Norgine. Although the U.S. ruling is not binding in countries outside the U.S., similar challenges to those raised in the U.S. litigation may be raised in territories outside the U.S.

Regardless of how these litigation matters are ultimately resolved, the litigation has been and will continue to be costly, time-consuming and distracting to management, which could have a material adverse effect the Company.

*Wage and Hour Putative Class Action Litigation*

In December 2010, a complaint styled as a putative class action was filed against the Company in the U.S. District Court for the Southern District of New York by a person employed by the Company as a sales representative and on behalf of a class of similarly situated current and former employees. The complaint seeks damages for alleged violations of the New York Labor Law 650 §§ et seq. and the federal Fair Labor Standards Act. The alleged violations include failure to pay for overtime work. The complaint seeks an unspecified amount for unpaid wages and overtime wages, liquidated and/or punitive damages, attorneys' fees and other damages. The Company denies all claims asserted in the complaint. Over the last few years, similar class action lawsuits have been filed against other pharmaceutical companies alleging that the companies' sales representatives have been misclassified as exempt employees under the Federal Fair Labor Standards Act and applicable state laws. There have been varying outcomes in these cases to date, and it is too early to predict an outcome in the Company's matter at this time.

Although the Company intends to vigorously defend against the litigation filed against it, litigation often is expensive and diverts management's attention and resources, which could adversely affect the Company regardless of the outcome.

*Fleet Phospho-soda® Product Liability Litigation*

In October 2009, the Company became aware of two lawsuits filed by individual plaintiffs in Ohio state court relating to C.B. Fleet Co., Inc. ("Fleet") and claiming injuries purportedly caused by Fleet's Phospho-soda, sodium phosphate oral solution product. The complaints name Fleet, Santarus, the Cleveland Clinic Foundation, the Research Foundation of the American Society of Colon and Rectal Surgeons, the Society of American Gastrointestinal and Endoscopic Surgeons and several other individuals as defendants. The complaints allege, among other things, that the defendants fraudulently concealed, misrepresented and suppressed material medical and scientific information about Fleet's Phospho-soda product. The plaintiffs are seeking compensatory damages, exemplary damages, damages for loss of consortium, damages under the Ohio Consumer Protection Act, and attorneys' fees and expenses.

The Company co-promoted Fleet's Phospho-soda® EZ-Prep™ Bowel Cleansing System, a different sodium phosphate oral solution product manufactured by Fleet, under a co-promotion agreement, which the Company and Fleet entered into in August 2007 and which expired in October 2008. In November 2009, the Company filed notices to remove the lawsuits to the United States District Court for the Northern District of Ohio, and Plaintiffs filed motions to remand the actions back to Ohio state court. In April 2010, the Company filed motions requesting that it be dismissed from these lawsuits, as well as responses to Plaintiffs' motions to remand.

In July 2010, a global settlement was entered in related multi-district litigation involving Fleet. Plaintiffs' counsel has most recently indicated that the plaintiffs in the cases were "opting in" to the global settlement. Despite the decision to "opt in" to the global settlement, the plaintiffs continue to prosecute their cases, including through the filing of responses to the pending motions to dismiss.

In October 2010, the Company filed motions to enforce the settlement agreement, asserting that as part of the global settlement, all of plaintiffs' claims are extinguished as against Fleet and all of Fleet's indemnitees, including Santarus. Plaintiffs have filed their responses, asserting that the global settlement does not release the Company for alleged "independent acts and willful misconduct."

Under the terms of the co-promotion agreement, the Company has requested that Fleet indemnify the Company in connection with these matters. In addition, the Company has tendered notice of these matters to its insurance carriers pursuant to the terms of its insurance policies. Due to the uncertainty of the ultimate outcome of these matters and the Company's ability to maintain indemnification and/or insurance coverage, the Company cannot predict the effect, if any, this matter will have on its business. Regardless of how this litigation is ultimately resolved, this matter may be costly, time-consuming and distracting to the Company's management, which could have a material adverse effect on the Company.

## 8. Stockholders' Equity

*Authorized Shares*

Effective with the Company's initial public offering in April 2004, the Company's certificate of incorporation was amended and restated to provide for authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock. In November 2004, in connection with the Company's adoption of the Stockholder Rights Plan, the Company designated 100,000 shares of preferred stock as Series A Junior Participating Preferred Stock.

*Common Stock Offerings*

On November 26, 2008, the Company filed a universal shelf registration statement on Form S-3 covering equity or debt securities with the SEC which was declared effective in December 2008. The universal shelf registration statement replaced the Company's previous universal shelf registration statement that expired in December 2008. The universal shelf registration statement may permit the Company, from time to time, to offer and sell up to approximately $75.0 million of equity or debt securities. As of December 31, 2010, the Company has not issued securities under the universal shelf registration statement.

*Stockholder Rights Plan*

In November 2004, the Company adopted a Stockholder Rights Plan, which was subsequently amended in April 2006 and December 2008 (the "Rights Plan"). The Rights Plan provides for a dividend distribution of one Preferred Share Purchase Right (a "Right") on each outstanding share of the Company's common stock held on November 22, 2004. Subject to limited exceptions, the Rights will be exercisable if a person or group acquires 15% or more of the Company's common stock or announces a tender offer for 15% or more of the common stock. Under certain circumstances, each Right will entitle stockholders to buy one one-thousandth of a share of newly created Series A Junior Participating Preferred Stock of the Company at an exercise price of $100. The Company's Board of Directors will be entitled to redeem the Rights at $0.01 per Right at any time before a person has acquired 15% or more of the outstanding common stock.

*Warrants*

In February 2006, in connection with the committed equity financing facility with Kingsbridge Capital Limited ("Kingsbridge"), the Company issued a warrant to Kingsbridge to purchase 365,000 shares of the Company's common stock at a price of $8.2836 per share. The warrant is fully exercisable beginning after the six month anniversary of the agreement for a period of five years thereafter.

*Stock Option Plans*

The Company has two stock option plans for the benefit of its eligible employees, consultants and independent directors. In October 1998, the Company adopted the Santarus, Inc. 1998 Stock Option Plan (the "1998 Plan"). The 1998 Plan was initially approved by the Company's stockholders in November 1998. The 1998 Plan, as amended, authorized the Company to issue options to purchase up to 4,171,428 shares of its common stock. Under the terms of the 1998 Plan, nonqualified and incentive options were granted at prices not less than 85% and 100% of the fair value on the date of grant, respectively. With the completion of the Company's initial public offering in April 2004, no additional options have been or will be granted under the 1998 Plan, and all options that are repurchased, forfeited, cancelled or expire will become available for grant under the 2004 Plan.

In January 2004, the Company adopted the 2004 Equity Incentive Award Plan (the "2004 Plan"). The 2004 Plan was approved by the Company's stockholders in February 2004, became effective with the Company's initial public offering in April 2004 and was subsequently amended and restated in July 2004. As of December 31, 2010, the Company was authorized to issue options to purchase 18,245,727 shares of its common stock under the 2004 Plan and had 2,914,208 shares available for future issuance. In addition, the 2004 Plan contains an "evergreen provision" that allows for an annual increase in the number of shares available for issuance on the first day of the fiscal year, equal to the lesser of 5% of the outstanding capital stock on each January 1, 2,500,000 shares, or an amount determined by the Company's board of directors. Effective January 1, 2011, the number of shares available for issuance was increased by 2,500,000 shares through the "evergreen provision." The number of shares of common stock available for issuance will be further increased by any options that are repurchased, forfeited, cancelled or expire under the 1998 Plan.

Options generally vest over periods ranging from one to four years and expire ten years from the date of grant. In 2008, certain stock options were granted to employees at or above the vice president level that vest upon the attainment of specific financial performance targets. Certain options are immediately exercisable, and unvested common shares obtained upon early exercise of options are subject to repurchase by the Company at the original issue price. As of December 31, 2010, there were no unvested common shares outstanding subject to repurchase by the Company.

A summary of stock option activity is as follows:

| Options | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Outstanding at January 1, 2010 | 14,527,414 | $ 4.09 | | |
| Granted | 3,206,828 | 4.42 | | |
| Exercised | (237,243) | 1.62 | | |
| Forfeited | (707,653) | 3.06 | | |
| Expired | (386,017) | 5.91 | | |
| Outstanding at December 31, 2010 | 16,403,329 | $ 4.20 | 6.15 | $ 10,896 |
| Exercisable at December 31, 2010 | 12,160,908 | $ 4.55 | 5.34 | $ 7,559 |

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2010 is calculated as the difference between the exercise price of the underlying options and the market price of the Company's common stock for the shares that had exercise prices that were lower than the $3.27 closing price of the Company's common stock on December 31, 2010. The total intrinsic value of options exercised in 2010, 2009 and 2008 was approximately $399,000, $230,000 and $93,000, respectively, determined as of the date of exercise. The Company received approximately $371,000, $258,000 and $77,000 in cash from options exercised in 2010, 2009 and 2008, respectively.

*Employee Stock Purchase Plan*

In April 2004, the Company implemented the employee stock purchase plan, which was approved by the Company's stockholders in February 2004 and subsequently amended and restated in July 2004 and November 2007. Under the Amended and Restated Employee Stock Purchase Plan (the "ESPP"), employees may contribute up to 20%, subject to certain maximums, of their cash earnings through payroll deductions, to be used to purchase shares of the Company's common stock on each semi-annual purchase date. The purchase price will be equal to 85% of the market value per share on the employee's entry date into the offering period, or if lower, 85% of the fair market value on the specified purchase date. The Company initially reserved 400,000 shares of common stock for issuance under the ESPP. In addition, the ESPP contains an "evergreen provision" that allows for an annual increase in the number of shares available for issuance on the first day of the fiscal year, equal to the lesser of 1% of the outstanding capital stock on each January 1, 500,000 shares, or an amount determined by the Company's board of directors. As of December 31, 2010, the Company had issued 2,689,295 shares of common stock under the ESPP and had 518,659 shares available for future issuance. Effective January 1, 2011, the number of shares available for issuance was increased by 500,000 shares through the "evergreen provision."

*Shares Reserved for Future Issuance*

Common stock reserved for future issuance as of December 31, 2010 and 2009 are as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Stock options issued and outstanding | 16,403,329 | 14,527,414 |
| Authorized for future issuance under equity compensation plans | 3,432,867 | 2,763,242 |
| Stock warrants outstanding | 365,000 | 365,000 |
| | 20,201,196 | 17,655,656 |

## 9. 401(k) Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. Effective in January 2007 and through December 2009, the Company matched 25% of employee contributions up to 6% of eligible compensation, with cliff vesting over five years from the date of hire. Effective in January 2010, the Company increased the employer match to 50% of employee contributions up to 6% of eligible compensation. Employer contributions were approximately $926,000 in 2010, $485,000 in 2009 and $416,000 in 2008.

## 10. Income Taxes

The Company provides for income taxes under the liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the tax basis of assets or liabilities and their carrying amounts in the financial statements. The Company provides a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or if future deductibility is uncertain.

On January 1, 2007, the Company adopted the authoritative guidance relating to accounting for uncertainty in income taxes. This guidance clarifies the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The Company's practice is to recognize interest and/or penalties related to uncertain income tax positions in income tax expense. The Company had no interest and/or penalties accrued on the Company's balance sheets at December 31, 2010 and 2009, and has not recognized any interest and/or penalties in the statement of operations for the years ended December 31, 2010, 2009 and 2008 related to uncertain tax positions.

The following is a reconciliation of the Company's unrecognized tax benefits (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Unrecognized tax benefits – January 1 | $ 1,803 | $ 1,728 | $ — |
| Gross decreases related to prior year tax positions | — | (35) | — |
| Gross increases related to current year tax positions | 1,146 | 110 | 1,728 |
| Settlements | — | — | — |
| Lapse of statute of limitations | — | — | — |
| Unrecognized tax benefits – December 31 | $ 2,949 | $ 1,803 | $ 1,728 |

The Company is subject to taxation in the U.S. and various state jurisdictions. The Company's tax years for 1997 and forward are subject to examination by the U.S., California and other state tax authorities.

Pursuant to Sections 382 and 383 of the Internal Revenue Code ("IRC"), annual use of the Company's net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three year period. The Company determined that no ownership change had occurred through December 31, 2010 as defined in the provision of Section 382 of the IRC. Since no ownership change has yet occurred, there is no limitation with regards to the usage of net operating loss and research and development credit carryforwards as of December 31, 2010.

The Company had total income tax expense of approximately $59,000 for 2010, $1.8 million for 2009 and $534,000 for 2008 which was comprised of Federal and state tax liabilities. The Company was subject to the Federal Alternative Minimum Tax totaling approximately $806,000 for 2009 and $302,000 for 2008. The Company generated tax liabilities in the state of California in 2009 and 2008 due to the suspension of the use of net operating loss carryforwards for the 2009 and 2008 tax years.

At December 31, 2010, the Company had Federal and state income tax net operating loss carryforwards of approximately $173.3 million and $155.5 million, respectively. The Federal and California net operating loss carryforwards will begin to expire in 2024 and 2016, respectively, unless previously utilized. Approximately $2.1 million of California net operating loss carryforwards have expired through 2010. At December 31, 2010, the Company had Federal and California research and development credit carryforwards of approximately $2.6 million and $230,000, respectively. The Federal research and development credit carryforwards will begin to expire in 2018 unless previously utilized. The California research and development credits carry forward indefinitely. At December 31, 2010, the Company also had Federal Alternative Minimum Tax credits of approximately $1.0 million, which will carry forward indefinitely.

Significant components of the Company's deferred tax assets as of December 31, 2010 and 2009 are listed below (in thousands). A valuation allowance of $103.2 million and $97.3 million at December 31, 2010 and 2009, respectively, has been recognized to offset the net deferred tax assets as realization of such assets is uncertain. The valuation allowance increased by approximately $5.9 million during the year ended December 31, 2010 and decreased by approximately $13.2 million during the year ended December 31, 2009.

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 66,806 | $ 62,298 |
| Research and development credits | 2,835 | 2,534 |
| Capitalized research and development | 63 | 108 |
| Depreciation and amortization | 5,233 | 5,260 |
| Accrued rebates | 4,708 | 11,919 |
| Deferred revenue | 1,330 | 1,458 |
| License fees and milestone payments | 7,748 | — |
| Allowance for product returns | 5,139 | 4,897 |
| Other | 9,341 | 8,801 |
| Total deferred tax assets | 103,203 | 97,275 |
| Valuation allowance | (103,203) | (97,275) |
| | $ — | $ — |
| Deferred tax liabilities: | | |
| Indefinite life intangible | $ (440) | $ — |
| Net deferred tax assets (liabilities) | $ (440) | $ — |

A reconciliation of the statutory income tax rate to the Company's effective tax is as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Federal income taxes | 34.0 % | 34.0 % | 34.0 % |
| State income tax, net of Federal benefit | 4.2 % | 4.1 % | 3.8 % |
| Tax effect on non-deductible expenses | (7.6)% | 4.3 % | (8.9)% |
| Removal of net operating losses and R&D credits | — % | — % | — % |
| Change in valuation allowance | (32.2)% | (39.0)% | (23.4)% |
| Other | 1.1 % | 1.8 % | (8.5)% |
| | (0.5)% | 5.2 % | (3.0)% |

**11. Quarterly Financial Information (unaudited)**

The following table sets forth quarterly results of operations for each quarter within the two-year period ended December 31, 2010. The information for each of these quarters is unaudited and has been prepared on the same basis as the Company's audited consolidated financial statements. In the opinion of management, all necessary adjustments, consisting only of normal recurring accruals, have been included to fairly present the unaudited quarterly results when read in conjunction with the Company's audited consolidated financial statements and related notes. The operating results of any quarter are not necessarily indicative of results for any future period.

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (in thousands, except per share amounts) | | | |
| **Selected Quarterly Financial Data (unaudited):** | | | | |
| **2010:** | | | | |
| Product sales, net | $ 29,010 | $ 32,866 | $ 10,972 | $ 17,322 |
| Total revenues | 39,749 | 41,674 | 18,074 | 25,854 |
| Cost of product sales | 1,573 | 3,793 | 1,189 | 1,160 |
| Total costs and expenses | 36,089 | 35,559 | 43,917 | 27,820 |
| Net income (loss) | 3,311 | 6,025 | (25,746) | (2,064) |
| Net income (loss) per share: | | | | |
| Basic | 0.06 | 0.10 | (0.44) | (0.03) |
| Diluted | 0.05 | 0.10 | (0.44) | (0.03) |
| **2009:** | | | | |
| Product sales, net | $ 27,555 | $ 27,989 | $ 31,488 | $ 32,210 |
| Total revenues | 34,810 | 35,847 | 39,453 | 62,383 |
| Cost of product sales | 1,880 | 2,104 | 2,009 | 2,301 |
| Total costs and expenses | 33,536 | 34,551 | 33,798 | 36,467 |
| Net income | 1,153 | 1,121 | 5,340 | 24,501 |
| Net income per share: | | | | |
| Basic | 0.02 | 0.02 | 0.09 | 0.42 |
| Diluted | 0.02 | 0.02 | 0.09 | 0.40 |

## Schedule II – Valuation and Qualifying Accounts
## (in thousands)

| | Balance at Beginning of Period | Additions: Provision Related to Current Period Sales | Deductions: Actual Cash Discounts, Chargebacks, and Other Discounts Related to Current Period Sales | Deductions: Actual Cash Discounts, Chargebacks, and Other Discounts Related to Prior Period Sales | Balance at End of Period |
|---|---|---|---|---|---|
| **Allowance for cash discounts, chargebacks, and other sales discounts:** | | | | | |
| For the year ended December 31, 2010 | $ (3,427) | $ (10,273) | $ 9,008 | $ 3,309 | $ (1,383) |
| For the year ended December 31, 2009 | (3,248) | (16,873) | 13,598 | 3,096 | (3,427) |
| For the year ended December 31, 2008 | (1,527) | (14,051) | 11,484 | 846 | (3,248) |

| | Balance at Beginning of Period | Additions: Charged to Costs and Expenses | Additions: Charged to Balance Sheet | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| **Allowance for excess and obsolete inventory:** | | | | | |
| For the year ended December 31, 2010 | $ (4) | $ (1,959) | $ (227) | $ - | $ (2,190) |
| For the year ended December 31, 2009 | (308) | (47) | - | 351 (1) | (4) |
| For the year ended December 31, 2008 | (166) | (178) | - | 36 (1) | (308) |

| | Balance at Beginning of Period | Additions: Provision Related to Current Period Sales | Deductions: Actual Returns or Credits Related to Current Period | Deductions: Actual Returns or Credits Related to Prior Period | Balance at End of Period |
|---|---|---|---|---|---|
| **Allowance for product returns:** | | | | | |
| For the year ended December 31, 2010 | $ (12,846) | $ (2,551) | $ 89 | $ 1,858 | $ (13,450) |
| For the year ended December 31, 2009 | (10,251) | (4,634) | 26 | 2,013 | (12,846) |
| For the year ended December 31, 2008 | (5,947) | (6,080) | 39 | 1,737 | (10,251) |

(1) Deductions in allowance for excess and obsolete inventory represent physical disposition of inventory.